     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 2002


                                                      REGISTRATION NO. 333-90594
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              STEEL DYNAMICS, INC.
             (Exact name of Registrant as specified in its charter)

               INDIANA                                    3312                                       35-1929476
   (State or other jurisdiction of            (Primary Standard Industrial                        (I.R.S. Employer
   incorporation or organization)              Classification Code Number)                       Identification No.)

                             ---------------------

                           6714 POINTE INVERNESS WAY
                                   SUITE 200
                              FORT WAYNE, IN 46804
                            TELEPHONE: 260-459-3553
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             ---------------------

                               MR. KEITH E. BUSSE
                              STEEL DYNAMICS, INC.
                           6714 POINTE INVERNESS WAY
                                   SUITE 200
                              FORT WAYNE, IN 46804
                            TELEPHONE: 260-459-3553
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

               ROBERT S. WALTERS, ESQ.                               ANDREW R. SCHLEIDER, ESQ.
                BARRETT & MCNAGNY LLP                                   SHEARMAN & STERLING
                215 EAST BERRY STREET                                   599 LEXINGTON AVENUE
                 FORT WAYNE, IN 46802                                 NEW YORK, NEW YORK 10022
              TELEPHONE: (260) 423-9551                              TELEPHONE: (212) 848-4000
                 FAX: (260) 423-8920                                    FAX: (212) 848-7179

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED JULY 29, 2002

PROSPECTUS

                                9,200,000 SHARES

                          [STEEL DYNAMICS, INC. LOGO]

                                  COMMON STOCK
                             ---------------------
Steel Dynamics is offering 7,600,000 shares of its common stock and the selling stockholders are offering 1,600,000 shares.


Our common stock is quoted on the Nasdaq National Market under the symbol "STLD." On July 26, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $16.51 per share.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON
PAGE 9.
                             ---------------------

                                                           UNDERWRITING                          PROCEEDS TO
                                          PRICE TO        DISCOUNTS AND       PROCEEDS TO          SELLING
                                           PUBLIC          COMMISSIONS       STEEL DYNAMICS      STOCKHOLDERS
                                      ----------------   ----------------   ----------------   ----------------
Per Share...........................        $                 $                  $                  $
Total...............................  $                  $                  $                  $

We and the selling stockholders have granted the underwriters the right to purchase up to an additional 1,380,000 shares to cover over-allotments.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the shares to purchasers on           , 2002.

                             ---------------------


                          Joint Book-Running Managers

MORGAN STANLEY                                                          JPMORGAN
                             ---------------------

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY


          , 2002

                                    [STEEL DYNAMICS LOGO]

[PICTURE OF BUTLER MINI-MILL]

                       [PICTURE OF BUTLER MINI-MILL CONTINUOUS CASTER]

[PICTURE OF BUTLER MINI-MILL HOT ROLLING MILL]

[PICTURE OF HOT STEEL FROM CONTINUOUS CASTER]

                [PICTURE OF COLUMBIA CITY STRUCTURAL STEEL AND RAIL MINI-MILL]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................    9
Forward Looking Information...........   17
Market Data...........................   18
Use of Proceeds.......................   19
Price Range of Common Stock and
  Dividend Policy.....................   20
Capitalization........................   21
Selected Financial and Operating
  Data................................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Industry Overview.....................   34
Business..............................   41
Management............................   58

                                        PAGE
                                        ----
Related Party Transactions............   61
Principal and Selling Stockholders....   63
Description of Certain Indebtedness...   65
Description of Capital Stock..........   67
Shares Eligible for Future Sale.......   69
United States Federal Tax
  Considerations for Non-U.S. Holders
  of Our Common Stock.................   71
Underwriters..........................   74
Legal Matters.........................   76
Experts...............................   76
Where You Can Find Additional
  Information.........................   76
Information We Incorporate by
  Reference...........................   76
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information appearing in this prospectus or in any document incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document.

     Unless otherwise indicated or as the context otherwise requires, references in this prospectus to "Steel Dynamics," "we," "our," "ours," and "us" refer to Steel Dynamics, Inc. and its subsidiaries.

                                    SUMMARY

     This summary highlights material information about our business and this offering. It does not include all the information that may be important to you in making a decision to invest in our common stock. For a more complete understanding of our business and the offering, you should read this entire prospectus, including the section entitled "Risk Factors," our consolidated financial statements and the related notes and the other information included or incorporated by reference in this prospectus.

                                 STEEL DYNAMICS

OVERVIEW

     We are one of the most profitable mini-mill steel producers in the United States in terms of operating profit per ton. We primarily own and operate a state-of-the-art, low-cost flat-rolled mini-mill located in Butler, Indiana. Our Butler mini-mill began commercial production in January 1996 and was constructed in only 14 months, representing what we believe is the shortest construction period ever for a facility of this kind. The mini-mill currently has an annual production capacity of 2.2 million tons. The total capital cost of our Butler mini-mill was $630 million, which we believe is significantly less than the cost of comparable mini-mills currently operating. Our Butler mini-mill produces a broad range of high quality hot-rolled, cold-rolled and coated steel products, including a large variety of high value-added and high margin specialty products such as thinner gauge rolled products and galvanized products. We sell our products directly to end-users, intermediate steel processors and service centers primarily in the Midwestern United States. Our products are used in numerous industry sectors, including the automotive, construction and commercial industries.

     In May 2002, we announced plans to construct a low-cost, coil coating facility at our Butler mini-mill that will further increase our range of value-added capabilities. Subject to our receipt of applicable permits, we anticipate starting construction of the facility within the next several months and expect to commence coating operations in the middle of 2003. The coating facility is currently expected to have an annual production capacity of 240,000 tons and is estimated to cost $25-$30 million.

     In May 2001, we began construction of a new state-of-the-art structural steel and rail mini-mill in Columbia City, Indiana. Our Columbia City mini-mill is designed to have an annual production capacity of 1.3 million tons and produce structural steel and rails at a higher quality and lower cost than comparable mini-mills. We expect to spend approximately $315 million to construct this mini-mill, of which $280 million has been spent as of June 30, 2002. We believe that the initial capital construction costs of our Columbia City mini-mill will be among the lowest in the industry for such a facility. We commenced commercial structural steel operations in late June 2002 and have shipped our first structural products to initial customers. We expect to ramp up these operations through regular product introductions and be fully operational by the end of 2002. In addition, we expect to commence commercial production of rails during the first quarter of 2003. We constructed our structural steel facility in less than 12 months, which we believe is the shortest construction period ever for a facility of this kind. Our structural steel operation is designed to produce steel products for the construction, transportation and industrial machinery markets. Our rail manufacturing operation is designed to produce a variety of rail products for the railroad industry.

     Through our joint venture, New Millennium Building Systems, LLC, we also produce and sell a broad range of steel joists, girders and trusses, as well as roof and floor decking materials for use in the construction of commercial, industrial and institutional buildings. New Millennium is seeking to position itself to be the premier, low-cost producer of these products.

     The U.S. steel industry has historically been, and continues to be, highly cyclical in nature, including a significant downturn in the second half of 2000 through most of 2001. During this period, our business was also adversely impacted with our net sales declining from $693 million in 2000 to $607 million in 2001 and our earnings declining from $54 million in 2000 to $3 million in 2001. However, during the first half of 2002, domestic flat-rolled steel prices increased dramatically from historical cyclical lows in 2001. This increase has resulted from a number of factors, including (1) a reduction in domestic steel production capacity as a result of past bankruptcies and shutdowns of other U.S. steel producers, (2) a reduction in imports, driven in part by recent favorable rulings with respect to tariffs and quotas on foreign steel and (3) a strengthening of the overall U.S. economy and the need for end-users of steel products to replenish their depleted inventories. As a result of our efficient, low-cost operations, we believe that although our earnings declined significantly, we were one of the few U.S. steel producers to maintain profitability in 2001, and we have already benefited from the improvements in the domestic flat-rolled steel market in 2002.

COMPETITIVE STRENGTHS

     ONE OF LOWEST COST PRODUCERS IN THE UNITED STATES; STATE-OF-THE-ART FACILITIES

     We believe that our facilities are among the lowest-cost steel manufacturing facilities in the United States. Operating profit per ton at our facilities was $65, $23 and $34 in 2000 and 2001 and for the three months ended March 31, 2002, respectively, which we believe compares favorably with our competitors. Our low operating costs are primarily a result of our efficient plant designs and operations, our high productivity rate of between 0.3 to 0.4 man hours per ton at our Butler mini-mill (which is significantly lower than the rate for integrated steel producers, which we believe is approximately 3.0 man hours per ton), low ongoing maintenance cost requirements and strategic locations near supplies of our primary raw material, scrap steel.

     WELL-POSITIONED TO BENEFIT FROM IMPROVING STEEL MARKET CONDITIONS

     Domestic spot prices for hot-rolled, cold-rolled, and coated sheet have increased from recent lows of $210/ton, $300/ton and $320/ton, respectively, in December 2001 to $320/ton, $410/ton and $425/ton, respectively, in May 2002. Approximately 80% of our flat-rolled products are sold on the spot market under contracts with terms of twelve months or less and, therefore, our results of operations are positively impacted by increases in domestic flat-rolled steel prices. We believe that we are well positioned to benefit from the recent increases in flat-rolled prices. Our capacity utilization rate year-to-date has been in excess of 100% of our stated capacity.

     EXPERIENCED MANAGEMENT TEAM AND UNIQUE CORPORATE CULTURE

     Our senior management team is highly experienced and has a proven track record in the steel industry, including pioneering the development of thin-slab flat-rolled technology. Their objectives are closely aligned with our stockholders through meaningful stock ownership positions and incentive compensation programs. Our corporate culture is also unique for the steel industry. We emphasize decentralized decision-making and have established incentive compensation programs specifically designed to reward employee teams for their efforts towards enhancing productivity, improving profitability and controlling costs.

     DIVERSIFIED PRODUCT MIX

     Our products include hot-rolled and cold-rolled steel products, galvanized sheet products, light gauge steel products, joists and deck materials. This diversified mix of products allows us to access a broad range of end-user markets, serve a broad customer base and mitigate our exposure to cyclical downturns in any one product or end-user market. We will further diversify our product mix once we commence production of structural steel and rails at our Columbia City mini-mill.

     STRATEGIC GEOGRAPHIC LOCATIONS

     The strategic locations of our facilities near sources of scrap materials and our customer base allow us to realize significant pricing advantages due to freight savings for inbound scrap as well as for outbound steel products destined for our customers. Our mini-mills are located in the Upper Midwest, a region which we believe accounts for a majority of the total scrap produced in the United States. Our Butler mini-mill is located within 300 miles of our major flat-rolled steel customers.

BUSINESS STRATEGY

     Our objective is to use state-of-the-art technologies to produce a broad range of high-quality steel products at a low cost. Key elements of our strategy are:

     EXPAND PRODUCT OFFERINGS

     The completion of our Columbia City mini-mill and our production of structural steel and rails will be an important step in pursuing our strategy of product line expansion. This mini-mill is strategically located to serve the Upper Midwest, Northeast and Canadian markets, which we believe are attractive and under-served markets. Our strategy to expand our flat-rolled steel product offerings is to focus on the production of high value-added thinner gauge products and galvanized products. The margins on high value-added products typically exceed those of the commodity grade and the number of producers that make them is more limited. We will continue to seek additional opportunities to further expand our range of high value-added products through the expansion of existing facilities, greenfield projects and acquisitions of other steel manufacturers or steelmaking assets that may become available through the continuing consolidation of the domestic steel industry.

     ENTER NEW GEOGRAPHIC MARKETS

     We may seek to enter new steel markets in strategic geographic locations such as the Southeastern or Western United States that offer attractive growth opportunities. Due to the recent restructuring of the domestic steel industry, we believe there are attractive opportunities to grow our business geographically either through acquisitions of existing assets or through strategic partnerships and alliances. We may also consider growth opportunities through greenfield projects, such as our Columbia City mini-mill project.

     CONTINUE TO MAINTAIN LOW PRODUCTION COSTS

     We are focused on continuing to maintain one of the lowest operating cost structures in the North American steel industry based upon operating cost per ton. We will continue to optimize the use of our equipment, enhance our productivity and explore new technologies to further improve our unit cost of production at each of our facilities.

     FOSTER ENTREPRENEURIAL CULTURE

     We intend to continue to foster our entrepreneurial corporate culture and emphasize decentralized decision-making while rewarding teamwork, innovation and operating efficiency. We will also continue to focus on maintaining the effectiveness of our incentive bonus-based plans that are designed to enhance overall productivity and align the interests of our management and employees with our stockholders.

     MAINTAIN STRONG FINANCIAL POSITION AND FINANCIAL FLEXIBILITY

     We are committed to maintaining a strong capital structure. The refinancing of our bank facilities in March 2002 was an important step, as it provided us with greater financial flexibility. As a result of improved domestic flat-rolled prices, we also believe it will be possible to achieve stronger cash flows than in the recent past. In addition, we estimate that as of May 31, 2002 our capital expenditures for the remainder of 2002 will be $55 million, as our Columbia City mini-mill project is largely complete. As of March 31, 2002, we had $32 million of cash and an undrawn $75 million revolving credit facility.

RISK FACTORS

     Our profitability is subject to the risks described under "Risk Factors." The following are among the most significant risks that may adversely affect our future financial performance and our ability to effectively compete within our industry:

     - excess imports of steel into the United States that depress U.S. steel prices;

     - intense competition and excess global capacity in the steel industry that depress U.S. steel prices;

     - changes to President Bush's Section 201 Order that have the effect of increasing the level of imports of steel into the United States;

     - reduction of demand for steel or downturn in the industries we serve, including the automotive industry;

     - technology, operating and start-up risks associated with our Iron Dynamics scrap substitute project;

     - inability to secure a stable supply of steel scrap;

     - start-up and operating risks associated with the construction of our Columbia City structural steel and rail mini-mill; and

     - unexpected equipment failures that lead to production curtailments or shutdowns.

     For additional information on these factors and others, we refer you to "Risk Factors".

RECENT DEVELOPMENTS


     AGREEMENT TO PURCHASE QUALITECH STEEL ASSETS IN PITTSBORO, INDIANA



     On July 29, 2002, we announced that we entered into a definitive agreement with Qualitech Steel SBQ LLC to purchase Qualitech's special bar quality mini-mill assets located in Pittsboro, Indiana. We agreed to pay $45 million for the assets and currently plan to invest between $60 and $70 million of additional capital to convert the Qualitech mini-mill to the production of between 500,000 and 600,000 tons annually of merchant and reinforcing bar products. We currently expect to close the transaction within 25 days, subject to certain conditions and approvals. In addition we currently plan to complete construction and start-up of this mini-mill within 12 months after closing of the transaction and to begin shipping our first products during the second half of 2003. However, we may be delayed in meeting our current schedule based upon unforeseen circumstances and other events outside our control.


     SECOND QUARTER RESULTS

     On July 10, 2002, we announced our preliminary unaudited financial results for the second quarter of 2002. We reported consolidated earnings of $17.7 million, or $0.37 per diluted share, for the second quarter 2002. Our operating profit per ton for the second quarter 2002 was $66, a 94% increase compared to $34 for the first quarter 2002.

     Net sales for the second quarter 2002 were $214 million, a 28% increase compared to the first quarter 2002 and a 54% increase compared to the fourth quarter 2001. Our second quarter 2002 average consolidated selling price per ton was $340, 14% higher than the $297 recorded for both the first quarter 2002 and the fourth quarter 2001. Our second quarter 2002 consolidated shipments were 628,000 tons, and included approximately 65% of value-added, higher-margin flat-roll products.

     Our net sales of $214 million compared favorably to second quarter 2001 of $158 million, a 35% increase. Total shipments increased from 516,000 to 628,000, up 22%. We had net income of $2.0 million in the second quarter 2001, versus $17.7 million for second quarter 2002, a 785% increase. Earnings per share rose from $0.04 per diluted share for second quarter 2001 to $0.37 per diluted share for second quarter 2002.

                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                          JUNE 30,              JUNE 30,
                                                     -------------------   -------------------
                                                       2001       2002       2001       2002
                                                     --------   --------   --------   --------
OPERATING DATA:
Net sales..........................................  $157,639   $213,739   $311,725   $380,642
Costs and expenses:
  Costs of goods sold..............................   132,140    160,696    260,663    300,225
  Selling, general, & administrative expenses......    18,176     19,779     31,978     32,867
                                                     --------   --------   --------   --------
Income from operations.............................     7,323     33,264     19,084     47,550
Interest expense...................................     4,169      5,030      9,008      9,295
Other (income) expense, net........................       (22)      (131)      (226)     4,022
                                                     --------   --------   --------   --------
Income before income taxes and extraordinary
  items............................................     3,176     28,365     10,302     34,233
Income taxes.......................................     1,223     10,637      3,966     12,837
                                                     --------   --------   --------   --------
Income before extraordinary items..................     1,953     17,728      6,336     21,396
Extraordinary loss on debt extinguishment, net of
  tax benefit of $1,216............................        --         --         --      2,028
                                                     --------   --------   --------   --------
Net income.........................................  $  1,953   $ 17,728   $  6,336   $ 19,368
                                                     ========   ========   ========   ========
Basic earnings per share:
Income before extraordinary items..................  $    .04   $    .37   $    .14   $    .46
Extraordinary loss on debt extinguishment..........        --         --         --       (.05)
                                                     --------   --------   --------   --------
Net income.........................................  $    .04   $    .37   $    .14   $    .41
                                                     ========   ========   ========   ========
Weighted average common shares outstanding.........    45,648     47,423     45,578     46,734
                                                     ========   ========   ========   ========
Diluted earnings per share:
Income before extraordinary items..................  $    .04   $    .37   $    .14   $    .45
Extraordinary loss on debt extinguishment..........        --         --         --       (.04)
                                                     --------   --------   --------   --------
Net income.........................................  $    .04   $    .37   $    .14   $    .41
                                                     ========   ========   ========   ========
Weighted average common shares and share
  equivalents outstanding..........................    45,891     47,859     45,799     47,103
                                                     ========   ========   ========   ========
OTHER DATA:
Shipments (net tons)...............................   515,658    627,902
Hot band production (net tons).....................   523,997    599,764
Average consolidated selling price per ton
  (dollars)........................................  $    306   $    340
Operating profit per ton shipped (dollars).........        32         66

                                                               JUNE 30,     DECEMBER 31,
                                                                 2002           2001
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents...................................  $   48,747    $     78,241
                                                              ----------    ------------
Working capital.............................................     182,064         194,093
                                                              ----------    ------------
Total assets................................................   1,199,908       1,180,098
                                                              ==========    ============
Long-term debt (including current maturities)...............     551,675         599,924
Stockholders' equity........................................     463,569         418,575
                                                              ----------    ------------

                            ------------------------

     Steel Dynamics, Inc. was incorporated in Indiana in August 1993. Our principal executive offices are located at 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804 and our telephone number is (260) 459-3553.

                                  THE OFFERING


Common stock offered by us................  7,600,000 shares
Common stock offered by the selling
  stockholders............................  1,600,000 shares

  Total common stock offered..............  9,200,000 shares

Common stock to be outstanding after the
  offering................................  55,115,896 shares

Use of proceeds...........................  We estimate we will receive net proceeds from this offering of approximately $117 million. We intend to use
                                            the net proceeds from this offering for general
                                            corporate purposes, including capital expenditures,
                                            repayment of indebtedness, working capital and potential
                                            acquisitions (including our recently announced Qualitech
                                            acquisition). We will not receive any proceeds from the
                                            sale of shares by the selling stockholders.

Nasdaq National Market symbol.............  "STLD"


                            ------------------------

     Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 1,380,000 shares of common stock which the underwriters have the option to purchase to cover over-allotments.

     The number of shares to be outstanding after this offering is based on 47,515,896 shares outstanding as of June 30, 2002 and does not include 2,458,301 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $13.40 per share.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth summary consolidated financial and operating data of Steel Dynamics. The summary consolidated financial and operating data as of and for each of the years in the three-year period ended December 31, 2001 were derived from our audited consolidated financial statements. The summary consolidated financial and operating data as of and for the three months ended March 31, 2001 and 2002 were derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the data for such periods. Operating results for interim periods are not necessarily indicative of a full year's operations. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

     You should also read the following information in conjunction with the data in the table on the following page:

     - Our first quarter 2002 extraordinary loss of $2.0 million (net of tax benefit of $1.2 million) consisted of prepayment penalties and the write-off of capitalized financing costs associated with the refinancing of our credit facilities, effective March 26, 2002.

     - "EBITDA" represents income before extraordinary items, income taxes, interest expense (net of interest income), depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under generally accepted accounting principles, or GAAP. We have presented EBITDA because certain investors may find it to be a useful tool for analyzing and comparing operating performance and for determining a company's ability to service and/or incur debt. We believe that EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of a number of non-cash charges. We use targets and positive trends in EBITDA to measure performance, and some of our creditors use EBITDA to assess our debt covenant compliance. Nevertheless, EBITDA should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or cash flow from operating activities (as determined in accordance with GAAP) as a measure of our liquidity. In addition, companies calculate EBITDA differently and, therefore, EBITDA as presented by us may not be comparable to EBITDA reported by other companies.

     - "Operating profit per net ton shipped" represents operating income before start-up costs divided by net ton shipments. Beginning July 1, 2000, net shipments included shipments from our steel fabrication subsidiary, New Millennium. Beginning March 1, 2001, net shipments also included shipments from our secondary-steel brokering subsidiary, Paragon Steel.

     - "Hot band production" refers to our flat-rolled mini-mill's total production of finished coiled product. "Prime tons" refer to hot bands produced, which meet or exceed quality standards for surface, shape and metallurgical properties.

     - "Yield percentage" refers to our flat-rolled mini-mill's tons of finished product divided by tons of raw materials.

     - "Effective capacity utilization" is the flat-rolled mini-mill's ratio of tons produced for the operational month to the operational month's capacity. We used an annual capacity of 2.2 million tons.

                                                                                        THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                MARCH 31,
                                               ------------------------------------   -----------------------
                                                  1999         2000         2001         2001         2002
                                               ----------   ----------   ----------   ----------   ----------
                                                                                            (UNAUDITED)
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER NET TON DATA)
OPERATING DATA:
Net sales....................................  $  618,821   $  692,623   $  606,984   $  154,086   $  166,903
Cost of goods sold...........................     487,629      533,914      522,927      128,523      139,529
                                               ----------   ----------   ----------   ----------   ----------
  Gross profit...............................     131,192      158,709       84,057       25,563       27,374
Selling, general and administrative
  expenses...................................      42,441       53,306       58,132       13,802       13,088
                                               ----------   ----------   ----------   ----------   ----------
  Income from operations.....................      88,751      105,403       25,925       11,761       14,286
Interest expense.............................      22,178       20,199       18,480        4,839        4,265
Other (income) expense.......................       1,294          719        2,333         (204)       4,153
                                               ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
     extraordinary loss......................      65,279       84,485        5,112        7,126        5,868
Income tax expense...........................      25,849       30,690        1,968        2,743        2,200
                                               ----------   ----------   ----------   ----------   ----------
Income before extraordinary loss.............      39,430       53,795        3,144        4,383        3,668
Extraordinary loss, net of tax...............          --           --           --           --        2,028
                                               ----------   ----------   ----------   ----------   ----------
  Net income.................................  $   39,430   $   53,795   $    3,144   $    4,383   $    1,640
                                               ==========   ==========   ==========   ==========   ==========
Basic earnings per share.....................  $      .82   $     1.15   $      .07   $      .10   $      .04
                                               ==========   ==========   ==========   ==========   ==========
Weighted average common shares outstanding...      47,914       46,822       45,655       45,511       46,045
                                               ==========   ==========   ==========   ==========   ==========
Diluted earnings per share...................  $      .82   $     1.15   $      .07   $      .10   $      .04
                                               ==========   ==========   ==========   ==========   ==========
Weighted average common shares and share
  equivalents outstanding....................      48,153       46,974       45,853       45,710       46,348
                                               ==========   ==========   ==========   ==========   ==========
OTHER FINANCIAL DATA:
EBITDA.......................................  $  125,804   $  149,348   $   71,269   $   23,160   $   23,690
Operating profit per net ton shipped.........          58           65           23           36           34
Capital expenditures.........................     126,673      110,379       90,714       10,353       33,759
Cash provided (used) by:
  Operating activities.......................     114,779      102,792       67,373       17,964       32,489
  Investing activities.......................    (126,299)    (109,399)     (90,710)     (10,353)     (33,759)
  Financing activities.......................      22,892          176       91,394      (12,275)     (44,652)
OTHER DATA:
Shipments (net tons).........................   1,869,714    1,919,368    1,963,602      482,431      561,948
Hot band production (net tons)...............   1,938,234    2,031,025    2,015,991      503,010      579,837
Prime ton percentage -- hot band.............        94.2%        93.9%        95.9%        96.5%        94.0%
Yield percentage -- hot band.................        87.8         87.7         87.5         87.7         88.5
Effective capacity utilization -- hot band...        88.1         92.3         91.6         91.5        105.4
Man-hours per hot band net ton produced......         .41          .37          .37          .38          .32
Number of employees..........................         650          651          676          646          725
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents....................  $   16,615   $   10,184   $   78,241   $    5,520   $   32,319
Working capital..............................     155,226      165,915      194,093      164,298      167,556
Total assets.................................     991,556    1,067,074    1,180,098    1,065,032    1,155,574
Long-term debt (including current
  maturities)................................     505,963      532,520      599,924      519,903      545,671
Stockholders' equity.........................     391,370      418,784      418,575      419,538      443,925

                                  RISK FACTORS

     In addition to the information contained elsewhere in this prospectus or incorporated by reference, the following risk factors should be carefully considered by you in evaluating an investment in our common stock. Set forth below is a discussion of the material risk factors specific to: (1) the U.S. steel industry and how it affects our business, (2) our business and (3) our common stock and this offering.

RISKS RELATED TO OUR INDUSTRY

     IN RECENT YEARS, IMPORTS OF STEEL INTO THE UNITED STATES HAVE ADVERSELY AFFECTED, AND MAY AGAIN ADVERSELY AFFECT, U.S. STEEL PRICES, WHICH WOULD IMPACT OUR SALES, MARGINS AND PROFITABILITY


     Excessive imports of steel into the United States have in recent years, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong, but it has greatly increased as a result of an excess of foreign steelmaking capacity and a weakening of certain foreign economies, particularly in Eastern Europe, Asia and Latin America. The economic difficulties in these countries have resulted in lower local demand for steel products and have tended to encourage greater steel exports to the United States at depressed prices.


     In addition, we believe the downward pressure on, and depressed levels of, U.S. steel prices in recent years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers, including us, were adversely affected by unfairly priced or "dumped" imported steel. Even though various protective actions taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, have resulted in an abatement of some steel imports during 2002, these protective measures are only temporary. When these measures expire or if they are relaxed, or if increasingly higher U.S. steel prices enable foreign steelmakers to export their steel products into the United States even with the presence of tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices. We refer you to "Industry Overview" for additional information.

     INTENSE COMPETITION AND EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY MAY CONTINUE TO EXERT DOWNWARD PRESSURE ON OUR PRICING

     We may not be able to compete effectively in the future as a result of intense competition. Competition within the steel industry, both domestically and worldwide, is intense and it is expected to remain so. We compete primarily on the basis of (1) price, (2) quality and (3) the ability to meet our customers' product needs and delivery schedules. Our primary competitors are other mini-mills, which may have cost structures and management cultures more similar to ours than integrated mills. We also compete with many integrated producers of hot-rolled, cold-rolled and coated products, many of which are larger and have substantially greater capital resources. The highly competitive nature of the industry, in part, exerts downward pressure on prices for some of our products. Further, over the past few years, approximately 30 domestic steel producers have entered bankruptcy proceedings. In some cases, these previously marginal producers have been able to emerge from bankruptcy reorganization with lower and more competitive cost structures. In other cases, steelmaking assets have been sold through bankruptcy proceedings to other steelmakers or to new companies, at greatly depressed prices. The reemergence of these producers or their successors may further increase the competitive environment in the steel industry and contribute to price declines. In the case of certain product applications, steel competes with other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete.

     In addition, global overcapacity in steel manufacturing and its negative impact on U.S. steel pricing are likely to continue to persist and could have a negative impact on our sales, margins and profitability. The U.S. steel industry continues to be adversely impacted by excess global steel manufacturing capacity. Over the last decade, the construction of new mini-mills, expansion and improved production efficiencies of some integrated mills and substantial expansion of foreign steel capacity have all led to the excess of manufacturing capacity. Increasingly, this overcapacity, combined with the high levels of steel imports into the United States, has exerted downward pressure on domestic steel prices, including the prices of our products, and has resulted in, at times, a dramatic narrowing, or with many companies the elimination, of gross margins. We refer you to "Industry Overview" for additional information.

     THE POSITIVE EFFECTS OF PRESIDENT BUSH'S MARCH 5, 2002 ORDER IN CONTRIBUTING TO THE REDUCTION OF EXCESSIVE IMPORTS OF STEEL INTO THE UNITED STATES MAY BE LESSENED IF THERE ARE SUCCESSFUL APPEALS TO THE WORLD TRADE ORGANIZATION BY THE EXPORTING COUNTRIES OR IF DOMESTIC OR INTERNATIONAL POLITICAL PRESSURE RESULTS IN A RELAXATION OF, OR SUBSTANTIAL EXEMPTIONS FROM, THE TARIFFS CONTAINED IN THE ORDER

     If the amount, scope or duration of the Section 201 orders are lessened or adversely changed, it could lead to a resurgence of flat-rolled steel imports, an increase of steel slab imports and/or an increase in welded pipe and tube imports. Any of these results would again put downward pressure on U.S. flat-rolled prices which would negatively impact our sales, margins and profitability. On June 22, 2001, the Bush Administration requested that the International Trade Commission, or ITC, initiate an investigation under Section 201 of the Trade Act of 1974 to determine whether steel is being imported into the United States in such quantities as to be a substantial cause of serious injury to the U.S. steel industry. In October 2001, the ITC found "serious injury" due to imports of steel products, including the products we manufacture, and in December 2001, the ITC recommended that the President impose tariffs of approximately 20%-40%, as well as tariff quotas in connection with certain products such as steel slabs. On March 5, 2002, President Bush, among other actions, imposed a three year tariff of 30% for the first year, 24% for the second year and 18% for the third year on imports of hot-rolled, cold-rolled and coated sheet, as well as on imports of steel slabs in excess of a specified annual quota.

     Imports of flat-rolled steel have declined, in part, due to the imposition of dumping duties that have been imposed on certain imports of foreign steel, and, in part, due to the imposition of significant tariffs as a result of this
Section 201 action. These events have, in part, allowed us to begin restoring prices on flat-rolled products. While the President's decision to implement a
Section 201 remedy is not appealable to U.S. courts, foreign governments may appeal, and some have appealed, to the World Trade Organization, or WTO. The European Union, Japan and other countries are currently prosecuting such appeals. These dispute settlement proceedings at the WTO and further appeals to the Appellate Body of the WTO generally take 15-24 months. Moreover, a number of affected countries have imposed or threatened to impose various retaliatory tariffs on U.S. steel or other products or have sought various product exemptions from the imposition of the tariffs. Accordingly, there is a risk that rulings adverse to the United States or substantial political pressures could result in the President changing the remedy, granting substantial exemptions from the remedy, or terminating the remedy entirely prior to the full three years, although any such modification would apply only prospectively. We refer you to "Industry Overview -- Section 201 Investigation" for more information.

     OUR LEVEL OF PRODUCTION AND OUR SALES AND EARNINGS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AS A RESULT OF THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE


     The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, sensitive to general economic conditions and dependent on the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. For example, future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States either event of which would decrease our sales, margins and profitability.

     In addition, a disruption or downturn in the automotive, oil and gas, gas transmission, construction, commercial equipment, rail transportation, appliance, agricultural and durable goods industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

RISKS RELATED TO OUR BUSINESS

     TECHNOLOGY, OPERATING AND START-UP RISKS ASSOCIATED WITH OUR IRON DYNAMICS SCRAP SUBSTITUTE PROJECT MAY PREVENT US FROM REALIZING THE ANTICIPATED BENEFITS FROM THIS PROJECT AND COULD RESULT IN A LOSS OF OUR INVESTMENT

     If we abandon our Iron Dynamics project, or if its process does not succeed, we will not be able to realize the expected benefits of this project and will suffer the loss of our entire investment. As of March 31, 2002, our equity investment in the Iron Dynamics project was $159 million. Since 1997, our wholly-owned subsidiary, Iron Dynamics, has tried to develop and commercialize a pioneering process of producing a virgin form of iron that might serve as a lower cost substitute for a portion of the metallic raw material mix that goes into our electric arc furnaces to be melted into new steel. This scrap substitute project is the first of its kind. It involves processes that are based on various technical assumptions and new applications of technologies that have yet to be commercially proven. Since our initial start-up in August 1999, we have encountered a number of difficulties associated with major pieces of equipment and with operating processes and systems. Throughout the latter part of 1999 and 2000, our Iron Dynamics facility was shut down. During these shut downs, we engaged in time consuming and expensive redesign, re-engineering, reconstruction and retrofitting of major pieces of equipment, systems and processes. As a result, the Iron Dynamics project has taken considerably longer and has required us to expend considerably greater resources than originally anticipated. While we made significant progress during these shut downs in correcting various technical and other deficiencies, we have not yet been successful in achieving the results necessary to bring production output up and product costs down to the point of being commercially competitive. In February 2001, we re-started operations at our Iron Dynamics facility. However, in July 2001, we suspended these operations again, with no specific date set for resumption of operations. This shut down was a result of:

     (1) higher than expected start-up and process refinement costs;

     (2) exceptionally high energy costs;

     (3) low production quantities achieved at the Iron Dynamics facility; and

     (4) historically low steel scrap pricing.

These factors made the cost of producing and using Iron Dynamics scrap substitute at our flat-rolled mini-mill higher than our cost of purchasing and using steel scrap. Furthermore, we believe that, even with additional development and refinement to the equipment, technology systems and processes, the Iron Dynamics facility may only be able to achieve monthly output levels between 75%-85% of our original estimates, resulting in higher unit costs than originally planned. We currently estimate that these additional developments and refinements would, if implemented, cost approximately $15 million. However, we are entitled to a $6 million refund from one of our equipment manufacturers in connection with these improvements, which we would expect to apply toward this cost. On July 10, 2002, we announced that we expect to begin experimental production trials in the fourth quarter of 2002. If these trials prove successful, we could begin commercial production in 2003. However, Iron Dynamics may never become commercially operational.

     In addition, while we remain optimistic that the remaining start-up difficulties with the equipment, technology, systems and processes can be resolved, our Iron Dynamics facility may not be able to consistently operate or be able to produce steel scrap substitute material in the quantities that will enable it to be cost competitive. Moreover, in connection with any restart of operations, our Iron Dynamics facility may experience additional shutdowns or equipment failures and such shutdowns or failures may have a material adverse impact on our liquidity cost structure and earnings. We refer you to "Business -- Iron Dynamics Steel Scrap Substitute Facility" for additional information.

     WE HAVE SUBSTANTIAL INDEBTEDNESS AND DEBT SERVICE REQUIREMENTS WHICH LIMITS OUR FINANCIAL AND OPERATING FLEXIBILITY

     Our substantial indebtedness limits our financial and operating flexibility. For example, it could:

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes;

     - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

     - limit our ability to adjust rapidly to changing market conditions; and

     - increase our vulnerability to downturns in general economic conditions or in our business.

     Our ability to satisfy our debt obligations will depend upon our future operating performance, which in turn will depend upon the successful implementation of our strategy and upon financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If we are not able to generate sufficient cash from operations to make payments under our credit agreements or to meet our other debt service obligations, we will need to refinance our indebtedness. Our ability to obtain such financing will depend upon our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. Even if we could obtain such financing, we cannot be sure that it would be on terms that are favorable to us. In addition, we could default on our debt obligations.

     As of March 31, 2002, we had $546 million of indebtedness. This indebtedness represented approximately 54% of our total consolidated capitalization, including current maturities of long-term debt.

     OUR SENIOR SECURED CREDIT AGREEMENT AND THE INDENTURE RELATING TO THE
9 1/2% SENIOR NOTES DUE 2009 CONTAIN RESTRICTIVE COVENANTS THAT MAY LIMIT OUR FLEXIBILITY

     Restrictions and covenants in our existing debt agreements, as well as our senior secured credit agreement and the indenture relating to the senior notes, and any future financing agreements, may impair our ability to finance future operations or capital needs or to engage in other business activities. Specifically, these agreements will restrict our ability to:

     - incur additional indebtedness;

     - pay dividends or make distributions with respect to our capital stock;

     - repurchase or redeem capital stock;

     - make investments;

     - create liens and enter into sale and leaseback transactions;

     - make capital expenditures;

     - enter into transactions with affiliates or related persons;

     - issue or sell stock of certain subsidiaries;

     - sell or transfer assets; and

     - participate in certain joint ventures, acquisitions or mergers.

     In addition, a breach of any of the restrictions in our debt agreements could cause our indebtedness to become immediately due and payable and we may not be able to obtain sufficient funds to make these accelerated payments. If any debt is accelerated, our assets may also not be sufficient to repay in full such indebtedness. The senior secured credit agreement also contains financial covenants, such as a leverage ratio and an interest coverage ratio. A breach of any of these covenants may also accelerate our debt.

     A SUBSTANTIAL PORTION OF OUR FLAT-ROLLED PRODUCTS ARE SOLD ON THE SPOT MARKET, AND THEREFORE, OUR SALES, MARGINS AND EARNINGS ARE NEGATIVELY IMPACTED BY DECREASES IN DOMESTIC FLAT-ROLLED STEEL PRICES

     Our sales, margins and earnings are negatively impacted by decreases in domestic flat-rolled steel prices since a significant portion of our flat-rolled products are sold on the spot market. As a result, we are vulnerable to downturns in the domestic flat-rolled steel market. For the three year period ended December 31, 2001, approximately 80% of our flat-roll products were sold on the spot market under contracts with terms of twelve months or less.

     WEAKNESS IN THE AUTOMOTIVE INDUSTRY WOULD RESULT IN A SUBSTANTIAL REDUCTION IN DEMAND FOR OUR PRODUCTS


     A prolonged weakness in the automotive industry would reduce the demand for our products and decrease our sales. In addition, if automobile manufacturers choose to incorporate more plastics, aluminum and other steel substitutes in their automobiles, it could reduce demand for our products. Our sales and earnings fluctuate due to the cyclical nature of the automotive industry. The cyclical nature of the automotive industry is affected by such things as the level of consumer spending, the strength or weakness of the U.S. dollar and the impact of international trade and various factors, such as labor unrest and the availability of raw materials, which affect the ability of the automotive industry to actually build cars. While we do not presently sell a material portion of our steel production directly to the automotive market, a substantial portion of our sales to the intermediate steel processor and service center market is resold to various companies in the automotive industry.


     WE MAY BE UNABLE TO PASS ON INCREASES IN THE COST OF SCRAP AND OTHER RAW MATERIALS TO OUR CUSTOMERS WHICH WOULD REDUCE OUR EARNINGS


     If we are unable to pass on higher scrap and other raw material costs to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in scrap and other raw material prices. Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials, agricultural machinery and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. In addition, our operations require substantial amounts of other raw materials, including various types of pig iron, alloys, refractories, oxygen, natural gas and electricity, the price and availability of which are also subject to market conditions.


     WE HAVE PRIMARILY RELIED UPON ONE SUPPLIER TO MEET OUR STEEL SCRAP REQUIREMENTS

     Since our inception, we have had an exclusive contract with OmniSource, one of the largest scrap processors and brokers in the Midwest, to purchase steel scrap. We may be unable to renew our contract with OmniSource on terms favorable to us or at all which could increase our costs and decrease our earnings. If we are unable to renew the contract or it otherwise terminates, we would have to find another supplier for steel scrap or develop our own scrap purchasing capability. We may be unable to secure substitute arrangements for steel scrap on the same or better terms as those in our contract with OmniSource.

     Our contract with OmniSource extends at least through December 31, 2002. For 2001 and the three months ended March 31, 2002, we purchased 1.5 million tons and 310,600 tons of steel scrap and scrap substitutes from OmniSource, respectively, which represent approximately 87% and 75% of our total scrap tons purchased during those periods.

     THERE MAY BE POTENTIAL CONFLICTS OF INTEREST WITH REGARD TO OUR RELATIONSHIP WITH OMNISOURCE

     With respect to any dispute between us and OmniSource involving our existing contract, including its remaining term, any future contract, or in connection with the terms of any commercial transaction, OmniSource may be viewed as having a conflict of interest between what it perceives as being best for itself as a seller of scrap and what is best for us as a buyer of scrap. We may not be able to resolve potential conflicts and if we do resolve them, we may receive a less favorable resolution since we are dealing with OmniSource rather than an unaffiliated person. The chairman of the board and chief executive officer of OmniSource is also a member of our board of directors and is a substantial stockholder of Steel Dynamics. This person has obligations to us as well as to OmniSource and may have conflicts of interest with respect to matters potentially or actually involving or affecting us and OmniSource. OmniSource also supplies scrap to many other customers, including other steel mills.

     WE RELY UPON A SMALL NUMBER OF MAJOR CUSTOMERS FOR A SUBSTANTIAL PERCENTAGE OF OUR SALES

     A loss of any large customer or group of customers could materially reduce our sales and earnings. We have substantial business relationships with a few large customers. In 2001 and for the three months ended March 31, 2002, our Butler mini-mill's top ten customers accounted for approximately 48% and 50% of our total net sales, respectively. During those periods, our largest customer, Heidtman, accounted for approximately 18% and 17% of our total net sales. We expect to continue to depend upon a small number of customers for a significant percentage of our total net sales, and cannot assure you that any of them will continue to purchase steel from us.

     THERE MAY BE POTENTIAL CONFLICTS OF INTEREST WITH REGARD TO OUR RELATIONSHIP WITH HEIDTMAN STEEL PRODUCTS, INC.

     If a dispute arises between us and Heidtman, we may be viewed as having a conflict of interest. What is best for Heidtman as a buyer and what is best for us as a product seller may be at odds. We may be unable to resolve potential conflicts. If we do resolve them, we may receive a less favorable resolution since we are dealing with Heidtman rather than an unaffiliated person. Heidtman is an affiliate of one of our large stockholders and its president and chief executive officer serves as one of our directors. This person has obligations to us as well as to Heidtman and may have conflicts of interest with respect to matters potentially or actually involving or affecting us and Heidtman.

     START-UP AND OPERATING RISKS ASSOCIATED WITH THE CONSTRUCTION OF OUR COLUMBIA CITY STRUCTURAL STEEL AND RAIL MINI-MILL COULD RESULT IN MATERIALLY GREATER OPERATING COSTS THAN THOSE WE HAVE ANTICIPATED

     Start-up and operating risks associated with the construction of our Columbia City mini-mill may result in materially greater operating costs than we initially expected. At our Columbia City mini-mill, we are subject to all of the general risks associated with the construction and start-up of a new mini-mill. These risks involve construction delays, cost overruns and start-up difficulties. We could also experience operational difficulties after start-up that could result in our inability to operate our Columbia City mini-mill at full or near full capacity or at all.

     UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS


     Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures.


     WE DEPEND HEAVILY ON OUR SENIOR MANAGEMENT AND WE MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE


     The loss of the services of one or more members of our senior management team or our inability to attract, retain and maintain additional senior management personnel could harm our business, financial condition, results of operations and future prospects. Our senior management founded our company, pioneered the development of thin-slab, flat-rolled technology and directed the construction of our Butler mini-mill and Columbia City structural mini-mill. Our operations and prospects depend in large part on the performance of our senior management team, including Keith E. Busse, president and chief executive officer, Mark D. Millett, vice president and general manager of our flat-roll division, Richard P. Teets, Jr., vice president and general manager of our structural division, Tracy L. Shellabarger, vice president and chief financial officer and John W. Nolan, vice president, sales and marketing. Although these senior managers have each been employees and stockholders of Steel Dynamics for more than seven years, these individuals may not remain with us as employees. In addition, we may not be able to find qualified replacements for any of these individuals if their services are no longer available. We do not have key man insurance on any of these individuals.

     WE MAY FACE RISKS ASSOCIATED WITH THE IMPLEMENTATION OF OUR GROWTH STRATEGY


     Our growth strategy subjects us to various risks. As part of our growth strategy, we may expand our existing facilities, build additional plants, acquire other businesses and steel assets, enter into joint ventures, or form strategic alliances that we believe will complement our existing business. These transactions will likely involve some or all of the following risks:


     - the difficulty of competing for acquisitions and other growth opportunities with companies having materially greater financial resources than ours;

     - the difficulty of integrating the acquired operations and personnel into our existing business;

     - the potential disruption of our ongoing business;

     - the diversion of resources;

     - the inability of management to maintain uniform standards, controls, procedures and polices;

     - the difficulty of managing the growth of a larger company;

     - the risk of entering markets in which we have little experience;

     - the risk of becoming involved in labor, commercial, or regulatory disputes or litigation related to the new enterprise;

     - the risk of contractual or operational liability to our venture participants or to third parties as a result of our participation;

     - the inability to work efficiently with joint venture or strategic alliance partners; and

     - the difficulties of terminating joint ventures or strategic alliances.


     These transactions might be required for us to remain competitive, but we may not be able to complete any such transactions on favorable terms or obtain financing, if necessary, for such transactions on favorable terms. Future transactions may not improve our competitive position and business prospects as anticipated, and if they do not, our sales and earnings may be significantly reduced.



     WE MAY BE UNABLE TO CONSUMMATE THE ACQUISITION OF THE QUALITECH ASSETS, OR WE MAY BE DELAYED IN THE CONSTRUCTION AND START-UP OF THIS MINI-MILL



     We may not be able to consummate the Qualitech acquisition within the 25 days required by our purchase agreement as a result of our failure to obtain senior bank lender approval or other events outside our control. If we are unable to consummate the transaction on time, we would be in default under our purchase agreement and we may lose the opportunity to acquire these steel assets and may be liable for damages. In addition, we may exceed our current estimates of investing between $60 and $70 million of additional capital to convert the Qualitech mini-mill into a mini-mill for the production of merchant and reinforcing bar. We are also subject to regulatory approval and to construction, start-up and operational risks associated with the conversion of the Qualitech mini-mill. We may be delayed as a result of unforeseen circumstances or events outside our control, and as a result, we may fail to meet our expectations of becoming commercially operational in the second half of 2003.


     ENVIRONMENTAL REGULATION IMPOSES SUBSTANTIAL COSTS AND LIMITATIONS ON OUR OPERATIONS

     We are subject to the risk of substantial environmental liability and limitations on our operations brought about by the requirements of environmental laws and regulations. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. While we believe that our facilities are and will continue to be in material compliance with all applicable environmental laws and regulations, the risks of substantial costs and liabilities related to compliance with such laws and regulations are an inherent part of our business. Although we are not currently involved in any compliance or remediation activities, it is possible that future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean up liability on generators of hazardous waste and other substances that are shipped off-site for disposal, regardless of fault or the legality of the disposal activities. Other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by third parties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting and costly than anticipated.

     In addition to potential clean up liability, in the past we have been, and in the future we may become, subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative conditions. We may also be subject from time to time to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

     OUR STOCK PRICE MAY BE VOLATILE AND COULD DECLINE SUBSTANTIALLY

     Our stock price may decline substantially as a result of the volatile nature of the stock market and other factors beyond our control. The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

     - our operating results failing to meet the expectations of securities analysts or investors in any quarter;

     - downward revisions in securities analysts' estimates;

     - material announcements by us or our competitors;

     - public sales of a substantial number of shares of our common stock following this offering;

     - governmental regulatory action; or

     - adverse changes in general market conditions or economic trends.

     In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

     WE DO NOT EXPECT TO PAY CASH DIVIDENDS IN THE FORESEEABLE FUTURE

     Since our initial public offering, we have not declared or paid cash or other dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business and to fund future growth. In addition, the terms of our senior secured credit agreement and the indenture relating to our senior notes restrict our ability to pay cash dividends. Even if these restrictions are removed, any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and other factors.

     SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE


     The future sale of a substantial number of our shares of common stock in the public market following this offering, or the perception that such sales could occur, could significantly reduce our stock price following the offering and could also make it more difficult for us to raise funds through equity offerings in the future.

     Upon completion of this offering, we expect to have 55,115,896 shares of common stock outstanding including 14,079,521 restricted shares held by some of our stockholders. These restricted shares may in the future be sold without registration under the Securities Act of 1933 to the extent permitted by Rule 144 under the Securities Act or any applicable exemption under the Securities Act. In addition, some of our stockholders who have restricted shares have registration rights. We have filed a registration statement under the Securities Act to register shares of common stock held by the Iron Dynamics bank lenders who received restricted shares in connection with the settlement of the Iron Dynamics credit agreement. As of July 16, 2002, there were 436,150 remaining restricted shares held by one of these holders. Also, other stockholders, holding 13,643,377 restricted shares as of July 16, 2002, have the right to require us to file a registration statement under the Securities Act to register their shares of common stock.

     In connection with this offering, we, our executive officers and directors, the selling stockholders and other stockholders have agreed that, subject to agreed upon exceptions, they will not sell, offer or contract to sell any shares of common stock without the prior written consent of the underwriters, for a period of 90 days after the date of this prospectus.

     In addition, we have filed registration statements under the Securities Act to register shares of common stock reserved for issuance under our stock option plans, thus permitting the resale of such shares by non-affiliates upon issuance in the public market without restriction under the Securities Act. As of June 30, 2002, options to purchase 2,458,301 shares were outstanding under these stock option plans.

     PROVISIONS UNDER INDIANA LAW MAY DETER ACQUISITION BIDS FOR US

     Provisions under the Indiana Business Corporation Law may have the effect of delaying or preventing transactions involving a change of control, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices. As a result, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest or may delay or frustrate the removal of incumbent directors.

                          FORWARD LOOKING INFORMATION

     Throughout this prospectus, including documents we incorporate by reference, we may make statements that express our opinions, expectations, or projections regarding future events or future results, in contrast with statements that reflect historical facts. These predictive statements, which we generally precede or accompany by such typical conditional words as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," or by the words "may," "will," or "should," are intended to operate as "forward looking statements" of the kind permitted by the Private Securities Litigation Reform Act of 1995, incorporated in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. That legislation protects such predictive statements by creating a "safe harbor" from liability in the event that a particular prediction does not turn out as anticipated.

     While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

     The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

     - cyclical changes in market supply and demand for steel; general economic conditions; U.S. or foreign trade policy affecting steel imports or exports; and governmental monetary or fiscal policy in the U.S. and other major international economies;

     - risks and uncertainties involving new products or new technologies, such as our Iron Dynamics ironmaking process, in which the product or process or certain critical elements thereof may not work at all, may not work as well as expected, or may turn out to be uneconomic even if they do work;

     - changes in the availability or cost of steel scrap, steel scrap substitute materials or other raw materials or supplies which we use in our production processes, as well as periodic fluctuations in the availability and cost of electricity, natural gas or other utilities;

     - the occurrence of unanticipated equipment failures and plant outages or incurrence of extraordinary operating expenses;

     - actions by our domestic and foreign competitors, including the addition or reduction of production capacity, or loss of business from one or more of our major customers or end-users;

     - labor unrest, work stoppages and/or strikes involving our own workforce, those of our important suppliers or customers, or those affecting the steel industry in general;

     - the effect of the elements upon our production or upon the production or needs of our important suppliers or customers;

     - the impact of, or changes in, environmental laws or in the application of other legal or regulatory requirements upon our production processes or costs of production or upon those of our suppliers or customers, including actions by government agencies, such as the U.S. Environmental Protection Agency or the Indiana Department of Environmental Management, on pending or future environmentally related construction or operating permits;

     - pending, anticipated or unanticipated private or governmental liability claims or litigation, or the impact of any adverse outcome of any currently pending or future litigation on the adequacy of our reserves, the availability or adequacy of our insurance coverage, our financial well-being or our business and assets;

     - changes in interest rates or other borrowing costs, or the effect of existing loan covenants or restrictions upon the cost or availability of credit to fund operations or take advantage of other business opportunities;

     - changes in our business strategies or development plans which we may adopt or which may be brought about in response to actions by our suppliers or customers, and any difficulty or inability to successfully consummate or implement as planned any of our projects, acquisitions, joint ventures or strategic alliances; and

     - the impact of governmental approvals, litigation, construction delays, cost overruns or technology risk upon our ability to complete, start-up or continue to profitably operate a project, or to operate it as anticipated.

We also believe that you should read the many factors described in "Risk Factors" to better understand the risks and uncertainties inherent in our business and underlying any forward looking statements.

     Any forward looking statements which we make in this prospectus speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

                                  MARKET DATA

     We obtained market and competitive position data used throughout this prospectus, including documents we incorporate by reference, from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds from this offering of
approximately $117 million, or $          million if the underwriters exercise
their over-allotment option in full, after deducting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including capital expenditures, repayment of indebtedness, working capital and potential acquisitions (including our recently announced Qualitech acquisition). Pending such uses, we will invest the proceeds in short-term interest bearing, investment grade securities.


     As of March 31, 2002, we had borrowings of $275 million under our senior secured credit facilities, including $70 million outstanding under the term A loan and $205 million outstanding under the term B loan. Our borrowings under our senior secured credit facilities bear interest at variable rates, had a weighted average interest rate of 7.4% as of March 31, 2002, and mature as follows: a $75 million five-year revolving facility, maturing March 26, 2007; a $70 million five-year term A loan facility payable in quarterly installments equal to incremental percentages of the outstanding amount of the term A loan, with the first installment beginning June 26, 2003 and the final installment due March 26, 2007; and a $205 million six-year term B loan facility payable in quarterly installments, with no installments payable in the first year, aggregate installments for the next four years beginning June 26, 2003 equal to 20% of the outstanding amount of the term B loan and each of the last four installments equal to 20% of the outstanding amount of the term B loan, with the final maturity on March 26, 2008.

     We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is quoted on the Nasdaq National Market under the symbol "STLD." The following table presents, for the periods indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.


                                                               HIGH       LOW
                                                              -------   -------
YEAR ENDED DECEMBER 31, 2000:
First Quarter...............................................  $19.000   $11.125
Second Quarter..............................................   12.938     8.250
Third Quarter...............................................   12.750     8.813
Fourth Quarter..............................................   12.000     8.438
YEAR ENDED DECEMBER 31, 2001:
First Quarter...............................................  $13.250   $10.000
Second Quarter..............................................   14.950    10.688
Third Quarter...............................................   14.950     8.930
Fourth Quarter..............................................   12.040     9.000
YEAR ENDING DECEMBER 31, 2002:
First Quarter...............................................  $16.890   $11.400
Second Quarter..............................................  $19.300   $16.100
Third Quarter (through July 26, 2002).......................  $18.400   $15.450


     A recent reported last sale price for our common stock as reported on the Nasdaq National Market is presented on the cover page of this prospectus. As of March 31, 2002, there were approximately 620 holders of record and approximately 7,600 beneficial owners of our common stock.

     We have never declared or paid cash dividends. We currently anticipate that all of our future earnings will be retained to finance the expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs and plans for expansion. In addition, the terms of our senior secured credit agreement and the indenture relating to our senior notes restrict our ability to pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2002:

          (1) on an actual basis; and


          (2) on an as adjusted basis to give effect to the application of the
     net proceeds from the sale by us of       shares of common stock in this
     offering at an assumed offering price of $16.51 per share.


You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.


                                                                AS OF MARCH 31, 2002
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $   32,319    $
                                                              ==========    ========
Long-term debt, excluding current maturities:
  Senior secured credit facilities
     Revolving credit facility(1)...........................  $       --    $     --
     Term A loan............................................      70,000
     Term B loan............................................     205,000     205,000
  Other long-term debt, excluding current maturities........      61,801      61,801
  9 1/2% senior notes due 2009..............................     200,000     200,000
                                                              ----------    --------
       Total long-term debt, excluding current maturities...     536,801
                                                              ----------    --------
Other long-term contingent obligation(2)....................      21,987      21,987
Stockholders' equity:
  Common stock, $.01 par value per share; 100,000,000 shares authorized; 49,706,131 shares issued on an actual basis
     and 57,306,131 shares issued on an as adjusted basis;
     47,320,217 shares outstanding on an actual basis and
     54,920,217 shares outstanding on an as adjusted
     basis.........................................                  497         573
  Treasury stock, at cost; 2,385,914 shares on an actual and
     as adjusted basis......................................     (28,889)    (28,889)
  Additional paid-in capital................................     343,197     460,323
  Retained earnings.........................................     133,869
  Other accumulated comprehensive loss......................      (4,749)     (4,749)
                                                              ----------    --------
       Total stockholders' equity...........................     443,925
                                                              ----------    --------
            Total capitalization............................  $1,002,713    $
                                                              ==========    ========


---------------

(1) The revolving credit facility is for $75 million, all of which is available for future borrowing.

(2) In connection with the settlement of the Iron Dynamics credit agreement, we have agreed to make contingent future payments to the Iron Dynamics senior lenders, in an aggregate amount not to exceed $22 million, if Iron Dynamics resumes operations by January 27, 2007 and generates positive cash flow, as defined in the settlement agreement.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data of Steel Dynamics. The selected consolidated financial and operating data as of and for each of the years in the five-year period ended December 31, 2001 were derived from our audited consolidated financial statements. The selected consolidated financial and operating data as of and for the three months ended March 31, 2001 and 2002 were derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the data for such periods. Operating results for interim periods are not necessarily indicative of a full year's operations. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

     You should also read the following information in conjunction with the data in the table on the following page:

     - Our 1997 extraordinary loss of $7.6 million (net of tax benefit of $5.1 million) consisted of prepayment penalties and the write-off of capitalized financing costs associated with the amendment of our credit facilities, effective June 30, 1997.

     - Our first quarter 2002 extraordinary loss of $2.0 million (net of tax benefit of $1.2 million) consisted of prepayment penalties and the write-off of capitalized financing costs associated with the refinancing of our credit facilities, effective March 26, 2002.

     - "EBITDA" represents income before extraordinary items, income taxes, interest expense (net of interest income), depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under generally accepted accounting principles, or GAAP. We have presented EBITDA because certain investors may find it to be a useful tool for analyzing and comparing operating performance and for determining a company's ability to service and/or incur debt. We believe that EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of a number of non-cash charges. We use targets and positive trends in EBITDA to measure performance, and some of our creditors use EBITDA to assess our debt covenant compliance. Nevertheless, EBITDA should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or cash flow from operating activities (as determined in accordance with GAAP) as a measure of our liquidity. In addition, companies calculate EBITDA differently and, therefore, EBITDA as presented by us may not be comparable to EBITDA reported by other companies.

     - "Operating profit per net ton shipped" represents operating income before start-up costs divided by net ton shipments. Beginning July 1, 2000, net shipments included shipments from our steel fabrication subsidiary, New Millennium. Beginning March 1, 2001, net shipments also included shipments from our secondary-steel brokering subsidiary, Paragon Steel.

     - "Hot band production" refers to our flat-rolled mini-mill's total production of finished coiled product. "Prime tons" refer to hot bands produced, which meet or exceed quality standards for surface, shape and metallurgical properties.

     - "Yield percentage" refers to our flat-rolled mini-mill's tons of finished product divided by tons of raw materials.

     - "Effective capacity utilization" is the flat-rolled mini-mill's ratio of tons produced for the operational month to the operational month's capacity. For the data disclosed in the period ended December 31, 1997, we used an annual capacity of 1.4 million tons for this calculation. For the data disclosed in the period ended December 31, 1998, we used an annual capacity of 1.8 million tons. For the data disclosed in the periods ended December 31, 1999, 2000 and 2001, and March 31, 2001 and 2002, we used an annual capacity of 2.2 million tons.

                                                                                                        THREE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                             MARCH 31,
                                     --------------------------------------------------------------   -----------------------
                                        1997         1998         1999         2000         2001         2001         2002
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                            (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER NET TON DATA)
OPERATING DATA:
Net sales..........................  $  420,132   $  514,786   $  618,821   $  692,623   $  606,984   $  154,086   $  166,903
Cost of goods sold.................     330,529      428,978      487,629      533,914      522,927      128,523      139,529
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit.....................      89,603       85,808      131,192      158,709       84,057       25,563       27,374
Selling, general and administrative
  expenses.........................      24,449       20,637       42,441       53,306       58,132       13,802       13,088
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from operations...........      65,154       65,171       88,751      105,403       25,925       11,761       14,286
Interest expense...................       7,697       17,538       22,178       20,199       18,480        4,839        4,265
Other (income) expense.............      (1,914)      (4,993)       1,294          719        2,333         (204)       4,153
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
    extraordinary loss.............      59,371       52,626       65,279       84,485        5,112        7,126        5,868
Income tax expense.................       7,813       20,942       25,849       30,690        1,968        2,743        2,200
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before extraordinary loss...      51,558       31,684       39,430       53,795        3,144        4,383        3,668
Extraordinary loss, net of tax.....       7,624           --           --           --           --           --        2,028
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income.......................  $   43,934   $   31,684   $   39,430   $   53,795   $    3,144   $    4,383   $    1,640
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic earnings per share...........  $      .91   $      .65   $      .82   $     1.15   $      .07   $      .10   $      .04
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common shares
  outstanding......................      48,343       48,462       47,914       46,822       45,655       45,511       46,045
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted earnings per share.........  $      .90   $      .65   $      .82   $     1.15   $      .07   $      .10   $      .04
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common shares and
  share equivalents outstanding....      48,843       48,868       48,153       46,974       45,853       45,710       46,348
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
OTHER FINANCIAL DATA:
EBITDA.............................  $   89,465   $  100,544   $  125,804   $  149,348   $   71,269   $   23,160   $   23,690
Operating profit per net ton
  shipped..........................          61           50           58           65           23           36           34
Capital expenditures...............     175,193      194,131      126,673      110,379       90,714       10,353       33,759
Cash provided (used) by:
  Operating activities.............      85,654      (51,060)     114,779      102,792       67,373       17,964       32,489
  Investing activities.............    (175,157)    (196,967)    (126,299)    (109,399)     (90,710)     (10,353)     (33,759)
  Financing activities.............      40,661      244,652       22,892          176       91,394      (12,275)     (44,652)
OTHER DATA:
Shipments (net tons)...............   1,205,247    1,416,950    1,869,714    1,919,368    1,963,602      482,431      561,948
Hot band production (net tons).....   1,181,983    1,425,699    1,938,234    2,031,025    2,015,991      503,010      579,837
Prime ton percentage -- hot band...        95.3%        95.3%        94.2%        93.9%        95.9%        96.5%        94.0%
Yield percentage -- hot band.......        89.0         87.7         87.8         87.7         87.5         87.7         88.5
Effective capacity
  utilization -- hot band..........        84.4         79.2         88.1         92.3         91.6         91.5        105.4
Man-hours per hot band net ton
  produced.........................         .56          .55          .41          .37          .37          .38          .32
Number of employees................         425          591          650          651          676          646          725
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents..........  $    8,618   $    5,243   $   16,615   $   10,184   $   78,241   $    5,520   $   32,319
Working capital....................      58,774      162,117      155,226      165,915      194,093      164,298      167,556
Total assets.......................     640,882      907,470      991,556    1,067,074    1,180,098    1,065,032    1,155,574
Long-term debt (including current
  maturities)......................     219,541      483,946      505,963      532,520      599,924      519,903      545,671
Stockholders' equity...............     337,595      351,065      391,370      418,784      418,575      419,538      443,925

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward looking statements as a result of these risks and uncertainties, including those set forth in this prospectus under "Forward Looking Information" and under "Risk Factors." You should read the following discussion in conjunction with "Selected Financial and Operating Data" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

OVERVIEW

     We are one of the most profitable mini-mill steel producers in the United States in terms of operating profit per ton. We primarily own and operate a state-of-the-art, low-cost flat-rolled mini-mill located in Butler, Indiana with an annual production capacity of 2.2 million tons. Our Butler mini-mill produces a broad range of high quality hot-rolled, cold-rolled and coated steel products, including a large variety of high value-added and high margin specialty products such as thinner gauge rolled products and galvanized products. We sell our products directly to end-users, intermediate steel processors and steel service centers primarily in the Midwestern United States. Our products are used in numerous industry sectors, including the automotive, construction and commercial industries.

     In May 2002, we announced plans to construct a low-cost, coil coating facility at our Butler mini-mill that will further increase our range of value-added capabilities. Subject to our receipt of applicable permits, we anticipate starting construction of the facility within the next several months and expect to commence coating operations in the middle of 2003. The coating facility is currently expected to have an annual production capacity of 240,000 tons and is estimated to cost $25-$30 million.

     In May 2001, we began construction of a new state-of-the-art structural steel and rail mini-mill in Columbia City, Indiana. Our Columbia City mini-mill is designed to have an annual production capacity of 1.3 million tons and produce structural steel and rails at a higher quality and lower cost than comparable mini-mills. We expect to spend approximately $315 million to construct this mini-mill, of which $280 million has been spent as of June 30, 2002. We commenced commercial structural steel operations in late June 2002 and have shipped our first structural products to initial customers. We expect to ramp up these operations through regular product introductions and be fully operational by the end of 2002. In addition, we expect to commence commercial production of rails during the first quarter of 2003. Our structural steel operation is designed to produce steel products for the construction, transportation and industrial machinery markets. Our rail manufacturing operation is designed to produce a variety of rail products for the railroad industry.

     The U.S. steel industry has historically been, and continues to be, highly cyclical in nature, including a significant downturn in the second half of 2000 through most of 2001. During this period, our business was also adversely impacted with our net sales declining from $693 million in 2000 to $607 million in 2001 and our earnings declining from $54 million in 2000 to $3 million in 2001. However, during the first half of 2002, domestic flat-rolled steel prices increased dramatically from historical cyclical lows in 2001. This increase has resulted from a number of factors including (1) a reduction in domestic steel production capacity as a result of past bankruptcies and shutdowns of other U.S. steel producers, (2) a reduction in imports, driven in part by recent favorable rulings with respect to tariffs and quotas on foreign steel and (3) a strengthening of the overall U.S. economy and the need for end-users of steel products to replenish their depleted inventories. As a result of our efficient, low-cost operations, we believe that although our earnings declined, we were one of the few U.S. steel producers to maintain profitability in 2001, and we have already benefited from the improvements in the domestic flat-rolled steel market in 2002.

     NET SALES

     Our total net sales are a factor of net tons shipped, product mix and related pricing. Our net sales are determined by subtracting product returns, sales discounts, return allowances and claims from total sales. We charge premium prices for certain grades of steel, dimensions of product, or certain smaller volumes, based on our cost of production. We also charge marginally higher prices for our value-added products from our cold mill. These products include hot-rolled and cold-rolled galvanized products and cold-rolled products.

     COST OF GOODS SOLD

     Our cost of goods sold represents all direct and indirect costs associated with the manufacture of our products. The principal elements of these costs are steel scrap and scrap substitutes, alloys, natural gas, argon, direct and indirect labor benefits, electricity, oxygen, electrodes and depreciation. Steel scrap and scrap substitutes represent the most significant component of our cost of goods sold.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     Selling, general and administrative expenses are comprised of all costs associated with our sales, finance and accounting, materials and transportation, and administrative departments. These costs include labor and benefits, professional services, financing cost amortization, property taxes, profit sharing expense and start-up costs associated with new projects.

     INTEREST EXPENSE

     Interest expense consists of interest associated with our senior credit facilities and other debt agreements as described in the notes to our financial statements contained elsewhere in this prospectus, net of capitalized interest costs that are related to construction expenditures during the construction period of capital projects.

     OTHER (INCOME) EXPENSE

     Other income consists of interest income earned on our cash balances and any other non-operating income activity, including insurance proceeds from litigation efforts. Other expense consists of any non-operating costs, including permanent impairments of reported investments and settlement costs from litigation efforts.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 2002 COMPARED WITH THREE MONTHS ENDED MARCH 31, 2001

     Net sales. Our net sales were $166.9 million, with total shipments of 561,900 net tons for the three months ended March 31, 2002, as compared to net sales of $154.1 million, with total shipments of 482,400 net tons for the three months ended March 31, 2001, an increase in net sales of $12.8 million, or 8%, and an increase in total shipments of 79,500 net tons, or 16%. During the first quarter of 2002, the average consolidated selling price per ton decreased approximately $22, or 7%, in comparison to the same period in 2001. The increase in our first quarter 2002 net sales in comparison to the first and fourth quarters of 2001 was driven by volume. A substantial portion of our first quarter 2002 sales were committed during the fourth quarter 2001 at depressed pricing levels, resulting in our first quarter average consolidated selling pricing per ton remaining flat as compared to the fourth quarter; however, we are already experiencing substantially higher selling prices in our order backlog for the second quarter 2002 and anticipate further increases during the third quarter 2002.

     Heidtman accounted for approximately 17% and 16% of our net sales for the three months ended March 31, 2002 and 2001, respectively.

     Cost of Goods Sold. Cost of goods sold was $139.5 million for the three months ended March 31, 2002, as compared to $128.5 million for the three months ended March 31, 2001, an increase of $11.0 million, or 9%, which was primarily volume related. As a percentage of net sales, cost of goods sold represented approximately 84% and 83% for the three months ended March 31, 2002 and 2001, respectively. Steel scrap represented approximately 43% and 44% of the total cost of goods sold for the three months ended March 31, 2002 and 2001, respectively. We experienced a steady decline in scrap pricing from the second quarter of 2000 through the first quarter of 2002. The average costs associated with steel scrap averaged $9, or 8%, per ton produced less during the first quarter of 2002 than during the same period of 2001. We experienced a narrowing of our gross margin throughout 2001 as our average sales price per ton decreased more rapidly than our average scrap cost per ton, which is the most significant single component of our cost of goods sold; however, during the first quarter of 2002 we experienced a further decrease in scrap pricing without a corresponding decrease in our product pricing, resulting in a strengthening in our gross margin. We currently anticipate a further strengthening through the third quarter of 2002.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13.1 million for the three months ended March 31, 2002, as compared to $13.8 million for the three months ended March 31, 2001, a decrease of $714,000, or 5%. As a percentage of net sales, selling, general and administrative expenses represented approximately 8% and 9% for the three months ended March 31, 2002 and 2001, respectively. Start-up costs were $4.6 million, all of which were related to construction of our structural and rail mill, for the three months ended March 31, 2002, as compared to start-up costs of $5.1 million, of which Iron Dynamics represents $3.8 million, for the three months ended March 31, 2001, a decrease of $552,000, or 11%.

     Interest Expense. Interest expense was $4.3 million for the three months ended March 31, 2002, as compared to $4.8 million for the three months ended March 31, 2001, a decrease of $574,000, or 12%. Gross interest expense decreased 15% to $8.0 million and capitalized interest decreased 19% to $3.7 million, for the three months ended March 31, 2002, as compared to the same period in 2001. Throughout 2001 and into 2002, base interest rates, more specifically LIBOR and prime rates steadily decreased, resulting in a 15% decrease in our gross interest expense for the first quarter of 2002, as compared to the same period in 2001, despite only a $1.0 million decrease in our total net debt (total debt, including other long-term contingent liabilities, less cash and cash equivalents).

     Other (Income) Expense. Other expense was $4.2 million for the three months ended March 31, 2002, as compared to other income of $204,000 for the three months ended March 31, 2001, an increase in expenses of $4.4 million. During the first quarter of 2002, we recorded settlement costs in association with the Nakornthai Strip Mill Public Company Ltd. (NSM) related lawsuits. On May 6, 2002, we settled the remaining NSM-related lawsuit, which was outstanding on March 31, 2002. Accordingly, we reflected a settlement cost of $4.5 million, net of any insurance proceeds, in our financial results for the first quarter of 2002.

     Income Taxes. Our income tax provision was $2.2 million, net a $1.2 million tax benefit related to our extraordinary loss on debt extinguishment for the three months ended March 31, 2002, as compared to $2.7 million for the same period in 2001. Our effective tax rate was 37.5% during 2002, as compared to 38.5% during 2001. During the fourth quarter of 2001, we recorded a $1.9 million deferred tax asset valuation allowance related to foreign tax credits that may not be fully realized. This allowance is still outstanding at March 31, 2002.

     YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net Sales. Our net sales were $607.0 million, with total shipments of 2.0 million net tons for the year ended December 31, 2001, as compared to net sales of $692.6 million, with total shipments of 1.9 million net tons for the year ended December 31, 2000, a decrease in net sales of $85.6 million, or 12%, and an increase in total shipments of 44,000 net tons, or 2%. The entire steel industry experienced pricing declines from the second half of 2000 throughout 2001, reaching the low in the fourth quarter of 2001. During 2001, the average selling price per ton decreased approximately $52, or 14%, in comparison to the same period in 2000, resulting in a 12% decline in net sales despite a 2% increase in net shipments.

     Heidtman accounted for approximately 18% and 21% of our net sales for the years ended December 31, 2001 and 2000, respectively.

     Cost of Goods Sold. Cost of goods sold was $522.9 million for the year ended December 31, 2001, as compared to $533.9 million for the year ended December 31, 2000, a decrease of $11.0 million, or 2%. Steel scrap represented approximately 44% and 51% of the total cost of goods sold for the year ended December 31, 2001 and 2000, respectively. We experienced a steady decline in scrap pricing from the second quarter of 2000 throughout 2001, reaching the low in the fourth quarter of 2001. The average costs associated with steel scrap averaged $18, or 14%, per ton less during 2001 than during 2000. As a percentage of net sales, cost of goods sold represented approximately 86% and 77% for the years ended December 31, 2001 and 2000, respectively. We experienced a narrowing of our gross margin throughout 2001 as our average sales price per ton decreased more rapidly than our average scrap cost per ton, which is the most significant single component of our cost of goods sold.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $58.1 million for the year ended December 31, 2001, as compared to $53.3 million for the year ended December 31, 2000, an increase of $4.8 million, or 9%. A substantial portion of these expenses in both periods was attributable to litigation costs associated with the NSM litigation efforts and start-up costs associated with Iron Dynamics and the structural and rail mill. Litigation costs associated with the NSM litigation efforts were $8.9 million for the year ended December 31, 2001, as compared to $6.1 million for the year ended December 31, 2000, an increase of $2.8 million, or 45%. Start-up costs were $19.5 million, of which Iron Dynamics represents $11.0 million (including $1.7 million of interest expense), for the year ended December 31, 2001, as compared to total start-up costs of $19.9 million, of which Iron Dynamics represents $12.4 million, for the year ended December 31, 2000, a decrease of $393,000 or 2%. During 2001, we also recorded bad debt expense of $6.0 million, as compared to $349,000 during 2000, an increase of $5.7 million. Approximately $4.7 million of this increase in bad debt expense was the result of two customer bankruptcies which occurred during 2001. As a percentage of net sales, selling, general and administrative expenses represented approximately 10% and 8% for the years ended December 31, 2001 and 2000, respectively.

     Interest Expense. Interest expense was $18.5 million for the year ended December 31, 2001, as compared to $20.2 million for the year ended December 31, 2000, a decrease of $1.7 million, or 9%. Gross interest expense decreased 10% to $34.1 million and capitalized interest decreased 20% to $14.0 million, for the year ended December 31, 2001, as compared to the same period in 2000. Throughout 2001, base interest rates, more specifically LIBOR and prime rates steadily decreased in comparison to 2000 levels, resulting in the 10% decrease in our gross interest expense despite a 4% increase in our total net debt (total debt, including other long-term contingent liabilities, less cash and cash equivalents).

     Other (Income) Expense. Other expense was $2.3 million for the year ended December 31, 2001, as compared to $719,000 for the year ended December 31, 2000, an increase of $1.6 million. During 2001, we recorded settlement costs, along with the offsetting insurance proceeds, associated with settlements of a portion of the NSM-related lawsuits. On March 7, 2002, we settled one of two remaining NSM-related lawsuits, which was outstanding on December 31, 2001. Accordingly, we reflected a settlement cost of $2.3 million, which represents the settlement amount not covered by insurance proceeds, in our financial results for 2001. During 2000, other expense included the write-off of the remaining investment in NSM of approximately $1.4 million.

     Income Taxes. Our income tax provision was $2.0 million for the year ended December 31, 2001, as compared to $30.7 million for the same period in 2000. Our effective tax rate was 38.5% during 2001, as compared to 36.3% during 2000. During 2001, we recorded a $1.9 million deferred tax asset valuation allowance related to foreign tax credits that may not be fully realized. This allowance was offset by a $1.4 million reduction in the effective tax rate applied to our cumulative net deferred tax liability.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net Sales. Our net sales were $692.6 million, with total shipments of 1.9 million net tons for the year ended December 31, 2000, as compared to net sales of $618.8 million, with total shipments of 1.9 million net tons for the year ended December 31, 1999, an increase in net sales of $73.8 million, or 12%. This increase was attributable to an increase of $27, or 8% in our average price per ton, for the year ended December 31, 2000, as compared to the same period in 1999. The increase in average price per ton was the direct result of a shift in our product mix from hot band sales to higher-margin, value-added products, including pickle and oil, cold-rolled and galvanized. Shipments of these higher-margin products increased 109,000 net tons, or 11%, with an average price per ton increase of $34, or 9%, for the year ended December 31, 2000, as compared to the same period in 1999. More specifically, shipments of our cold-rolled products increased 87,000 net tons, or 47%, with an average price per ton increase of $43, or 12%, during the same periods.

     Approximately 21% and 19% of our net sales for 2000 and 1999, respectively, were purchased by Heidtman.

     Cost of Goods Sold. Cost of goods sold was $533.9 million for the year ended December 31, 2000, as compared to $487.6 million for the year ended December 31, 1999, an increase of $46.3 million, or 9%. Steel scrap represented approximately 51% and 49% of our total cost of goods sold for the years ended December 31, 2000 and 1999, respectively. Our costs associated with steel scrap averaged $10 per ton more during 2000 than during 1999. We experienced a steady decline in scrap pricing during the second quarter of 2000 and throughout the remainder of the year. As a percentage of net sales, cost of goods sold represented approximately 77% and 79% for the years ended December 31, 2000 and 1999, respectively.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $53.3 million for the year ended December 31, 2000, as compared to $42.4 million for the year ended December 31, 1999, an increase of $10.9 million, or 26%. This increase was due in part to increased costs associated with our NSM litigation efforts. As a result of significantly improved operating results during 2000, as compared to 1999, employee performance-based incentives also comprised a portion of the total selling, general and administrative expense increase. Start-up costs related to our structural steel and rail mini-mill project, New Millennium project and Iron Dynamics were $19.9 million for the year ended December 31, 2000, as compared to $19.0 million for the year ended December 31, 1999, an increase of $900,000, or 5%.

     As a percentage of net sales, selling, general and administrative expenses represented approximately 8% and 7% for the years ended December 31, 2000 and 1999, respectively.

     Interest Expense. Interest expense was $20.2 million for the year ended December 31, 2000, as compared to $22.2 million for the year ended December 31, 1999, a decrease of $2.0 million, or 9%. Gross interest expense increased 7% to $37.8 million and capitalized interest increased 33% to $17.5 million, for the year ended December 31, 2000, as compared to the same period in 1999.

     Other (Income) Expense. For the year ended December 31, 2000, other income was $790,000, as compared to $818,000 for the year ended December 31, 1999.

     Other expense was $1.5 million for the year ended December 31, 2000, of which $1.4 million represented the write-off of our remaining investment in NSM, and was $2.1 million for the year ended December 31, 1999, of which $1.8 million represented the write-off of our entire cost-basis investment in Qualitech Steel Corporation.

     Income Taxes. Our federal income tax provision was $29.6 million for the year ended December 31, 2000, as compared to $22.9 million for the same period in 1999. This federal tax provision reflects income tax expense at the statutory income tax rate. During 2000 our effective state tax rate was 3.5%, excluding a state income tax benefit of $2.2 million, or 2.3%, resulting from the reduction in our effective tax rate applied to our cumulative net deferred tax liability.

LIQUIDITY AND CAPITAL RESOURCES

     Our business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in our steelmaking and finishing operations and to remain compliant with environmental laws. Our short-term and long-term liquidity needs arise primarily from capital expenditures, working capital requirements and principal and interest payments related to our outstanding indebtedness. We have met these liquidity requirements with cash provided by operations, equity, long-term borrowings, state and local grants and capital cost reimbursements.

     CASH FLOWS

     For the three months ended March 31, 2002, cash provided by operating activities was $32.5 million, as compared to $18.0 million for the three months ended March 31, 2001, an increase of $14.5 million, or 81%. A significant portion of this increase was the result of a decrease in our inventory levels from December 31, 2001 to March 31, 2002, as compared to the inventory increase from December 31, 2000 to March 31, 2001. Cash used in investing activities, which represented capital investments, was $33.8 million and $10.4 million for the three months ended March 31, 2002 and 2001, respectively. Substantially all of our capital investment costs incurred during the first quarter of 2002 were utilized in construction efforts related to our structural steel and rail mini-mill. Cash used in financing activities was $44.7 million for the three months ended March 31, 2002, as compared to $12.3 million for the three months ended March 31, 2001, an increase of $32.4 million. This increase in funds used in financing activities was the result of our change in capital structure after the first quarter 2002 refinancing activities.

     For the year ended December 31, 2001, cash provided by operating activities was $67.4 million, as compared to $102.8 million for the year ended December 31, 2000, a decrease of $35.4 million, or 34%. A significant portion of this decrease was the result of our decrease in 2001 net income of 94%, as compared to 2000. Cash used in investing activities, which primarily represents capital investments, was $90.7 million and $109.4 million for the years ended December 31, 2001 and 2000, respectively. Approximately 87% of our capital investment costs incurred during 2001 were utilized in construction efforts related to the structural steel and rail mill. Cash provided by financing activities was $91.4 million for the year ended December 31, 2001, as compared to $176,000 for the year ended December 31, 2000, an increase of $91.2 million. This increase in funds provided by financing activities was the direct result of our 34% decrease in cash provided by operations and continued cash requirements for capital expenditures related to the construction of our Columbia City mini-mill.

     For the year ended December 31, 2001, we received benefits from state and local governments in the form of real estate and personal property tax abatements of approximately $5.4 million. Based on our current abatements and utilizing our existing long-lived asset structure, we estimate the remaining annual effect on future operations to be approximately $4.7 million, $4.0 million, $3.3 million, $2.6 million, $1.5 million, $1.2 million, $592,000, $272,000 and $26,000, for the years ended December 31, 2002 through 2010, respectively.

     LIQUIDITY

     We believe the principal indicators of our liquidity are our cash position, remaining availability under our bank credit facilities and excess working capital. During the three months ended March 31, 2002, our cash position decreased $45.9 million to $32.3 million and our working capital position decreased $26.5 million, or 14%, to $167.6 million, as compared to December 31, 2001. As of March 31, 2002, $75.0 million under our senior secured revolving credit facility remained undrawn and available. Our ability to draw down the revolver is dependant upon continued compliance with the financial covenants and other covenants contained in the senior credit agreement.

     At December 31, 2001, our $450.0 million senior secured credit agreement consisted of a $250.0 million five-year revolving credit facility (subject to a borrowing base), and two $100.0 million, five-year term loans amortizable in eight equal quarterly installments beginning September 30, 2002. On July 17, 2001, our $50.0 million unsecured credit agreement was reduced by $5.0 million resulting in a remaining availability of $45.0 million at December 31, 2001. Previous to our March 2002 refinancing addressed below, we had $577.0 million available under various senior bank credit facilities, of which $568.6 million was drawn at December 31, 2001.

     In March 2002, we issued $200.0 million of senior unsecured notes and we entered into a new $350.0 million senior secured credit agreement in order to refinance our existing senior secured and unsecured credit facilities and to obtain additional working capital. The $350.0 million credit agreement was made available to us as $75.0 million in the form of a five-year revolving credit facility, $70.0 million in the form of a five-year term A loan and $205.0 million in the form of a six-year term B loan. We intend to use a portion of the net proceeds to repay a portion of the amounts outstanding under the senior secured credit facilities. The new senior secured credit agreement is secured by liens and mortgages on substantially all of our personal and real property assets, by liens and mortgages on substantially all of the personal and real property assets of our wholly-owned subsidiaries and by pledges of all shares of capital stock and inter-company debt held by us and each wholly-owned subsidiary. In addition, our wholly-owned subsidiaries have guaranteed our obligations under the new senior secured credit agreement. The new senior secured credit agreement contains financial covenants and other covenants that limit or restrict our ability to make capital expenditures, incur indebtedness, permit liens on our property, enter into transactions with affiliates, make restricted payments or investments, enter into mergers, acquisitions or consolidations, conduct asset sales, pay dividends or distributions and enter into other specified transactions and activities. We are also required to prepay any amounts that we borrowed with the proceeds we receive from a number of specified events or transactions.

     On January 28, 2002, we entered into an agreement with the Iron Dynamics lenders to extinguish the debt under the Iron Dynamics credit agreement at the end of March 2002. We complied with each of the settlement requirements, thus constituting full and final settlement of all of Iron Dynamics' obligations and our guarantees under the Iron Dynamics credit agreement, causing the Iron Dynamics credit agreement to terminate. In meeting the requirements of the settlement agreement, we paid $15.0 million in cash and issued an aggregate of $22.0 million, or 1.5 million shares of our common stock during March 2002. In addition, if Iron Dynamics resumes operations by January 27, 2007, and generates positive cash flow (as defined in the settlement agreement), we are required to make contingent future payments in an aggregate not to exceed $22.0 million.

     Our ability to meet our debt service obligations and reduce our total debt will depend upon our future performance, which in turn, will depend upon general economic, financial and business conditions, along with competition, legislation and regulation, factors that are largely beyond our control. In addition, we cannot assure you that our operating results, cash flow and capital resources will be sufficient for repayment of our indebtedness in the future. We believe that based upon current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including additional borrowings under our new senior secured credit agreement, will be adequate for the next two years for making required payments of principal and interest on our indebtedness and for funding anticipated capital expenditures and working capital requirements.

     In 2002, we anticipate spending approximately $110 million on capital expenditures, as follows:

     - approximately $93 million (including approximately $9 million of capitalized interest) in connection with the construction of our Columbia City structural steel and rail mini-mill;

     - approximately $10 million in connection with construction of a low-cost, coil coating facility at our Butler mini-mill;

     - approximately $4 million in connection with a test facility project at our Iron Dynamics facility; and

     - approximately $3 million in connection with maintenance projects at our Butler mini-mill and our New Millennium facility.

     For the three months ended March 31, 2002, we spent approximately $34 million on capital expenditures.

     In connection with this offering and the resulting early extinguishment of a portion of our senior secured credit facilities, we expect to record a write-off of previously capitalized financing costs, which we expect to be no more than $2.1 million, in the third quarter of 2002.

     Effective June 1, 2000, the board of directors authorized the extension and continuation of our 1997 share repurchase program, allowing us to repurchase an additional 5%, or 2,344,000 shares, of our outstanding common stock, at a purchase price not to exceed $15 per share. As of December 31, 2001, we had acquired an aggregate 3,843,000 shares of our common stock in open market purchases at an average price per share of $12, of which none were repurchased during 2001 and 1999, and 2,549,000 shares were purchased during 2000 at an average price per share of $11. As of December 31, 2001, approximately 957,000 shares remain available for us to repurchase under the June 2000 repurchase authorization.

INFLATION

     We believe that inflation has not had a material effect on our results of operations.

ENVIRONMENTAL AND OTHER CONTINGENCIES

     We have incurred, and in the future will continue to incur, capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance. We believe, apart from our dependence on environmental construction and operating permits for our manufacturing facilities, that compliance with current environmental laws and regulations is not likely to have a material adverse effect on our financial condition, results of operations or liquidity; however, environmental laws and regulations have changed rapidly in recent years and we may become subject to more stringent environmental laws and regulations in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     MARKET RISK

     In the normal course of business our market risk is limited to changes in interest rates. We utilize long-term debt as a primary source of capital. A portion of our debt has an interest component that resets on a periodic basis to reflect current market conditions. The following table represents the principal cash repayments and related weighted average interest rates by maturity date for our long-term debt as of December 31, 2001 after giving effect to the Iron Dynamics credit agreement settlement and the refinancing of our senior credit facilities in March 2002 (in millions):

                                                               INTEREST RATE RISK
                                                    -----------------------------------------
                                                        FIXED RATE           VARIABLE RATE
                                                    -------------------   -------------------
                                                                AVERAGE               AVERAGE
                                                    PRINCIPAL    RATE     PRINCIPAL    RATE
                                                    ---------   -------   ---------   -------
Expected Maturity Date:
  2002............................................   $  2.3       7.9%     $ 43.7       6.5%
  2003............................................      2.8       7.9        15.7       5.9
  2004............................................      3.0       7.9        28.1       5.8
  2005............................................      3.4       7.9        45.7       6.3
  2006............................................      3.4       7.9        34.2       5.6
Thereafter........................................    229.8       9.3       187.8       6.0
                                                     ------                ------
Total.............................................   $244.7                $355.2
                                                     ======                ======
Fair Value........................................   $244.7                $355.2
                                                     ======                ======

     We manage exposure to fluctuations in interest rates through the use of an interest rate swap. We agree to exchange, at specific intervals, the difference between fixed rate and floating rate interest amounts calculated on an agreed upon notional amount. This interest differential paid or received is currently recognized in the consolidated statements of operations as a component of interest expense.

     At December 31, 2001, we had an interest rate swap agreement with a notional amount of $100.0 million. We agreed to make fixed rate payments at 6.92%, for which we will receive LIBOR payments. The maturity date of the interest rate swap agreement is January 10, 2005. The fair value of the interest rate swap agreement was estimated to be a liability of $8.8 million, which represents the amount we would have to pay to exit this agreement at December 31, 2001.

     At March 31, 2002, no material changes had occurred with respect to our interest rate risk from December 31, 2001.

RECENT ACCOUNTING PRONOUNCEMENT

     In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," (SFAS No. 145) was issued. This statement, among other things, rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. We intend to adopt SFAS No. 145 when required in fiscal 2003. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, will be reclassified. Our management has determined that the adoption of SFAS No. 145 will not have a material effect on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate the appropriateness of these estimations and judgments on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue Recognition and Allowance for Doubtful Accounts. We generally recognize revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped. Provision is made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in our estimates does not reflect future returns and claims trends, additional provision may be necessary. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in the impairment of their ability to make payments, additional allowance may be required.

     Impairments of Long-Lived Assets. In accordance with the methodology described in Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. During 2001, events and circumstances indicated that approximately $125 million of assets related to Iron Dynamics might be impaired. However, our estimate of undiscounted cash flows was approximately $76 million in excess of such carrying amounts and therefore no charge has been recorded at December 31, 2001. Nonetheless, it is reasonably possible that our estimate of undiscounted cash flows may change in the near term due to, among other things, technological changes, economic conditions, and changes in the business model or changes in operating performance, resulting in the need to write-down those assets to fair value.

     Deferred Tax Assets and Liabilities. We are required to estimate our income taxes as a part of the process of preparing our consolidated financial statements. This requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. As of December 31, 2001, we had available foreign tax credit carryforwards of approximately $3.0 million for federal income tax purposes, which expire in 2003. Due to the limited time frame remaining to utilize the foreign tax credits and the decreased likelihood that the net operating losses will be fully absorbed prior to the expiration of the credits, a valuation allowance of $1.9 million was created in 2001. Even if these credits are not utilized as such, they can be treated as tax-deductible expenses. Therefore, $1.1 million of foreign tax credit remains as a deferred tax asset as of December 31, 2001.

     Contingent Liabilities. The accrual of a contingency involves considerable judgment on the part of management. We use outside experts, such as lawyers, as necessary to aid in the estimation of the probability that a loss will occur and the amount (or range) of that potential loss. During 1999, we were sued by institutional purchasers in a 1998 note offering by certain investment banks on behalf of NSM, the owner and operator of a steel mini-mill in Thailand for whom we agreed to render certain post-offering technical and operational advisory services. During the second and third quarters of 2001, we settled seven of the nine pending lawsuits, and in the first quarter of 2002, we settled the two remaining lawsuits, in each case without any admission of liability and for amounts provided by our insurance carriers within applicable insurance coverage, except for approximately $2.3 million recorded in 2001 and $4.5 million recorded in the first quarter of 2002.

                               INDUSTRY OVERVIEW

OVERVIEW

     The U.S. steel industry has historically been and continues to be highly cyclical in nature, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity and levels of steel imports and applicable tariffs. The steel industry has also been affected by various company-specific factors, such as a company's ability or inability to adapt to technological change, plant inefficiency and high labor costs.

     During the second half of 2000 and throughout 2001, the U.S. steel industry experienced a severe downward cycle, largely as a result of increased imports of steel at depressed prices, weak economic conditions and excess global steel production capacity. Moreover, even though approximately 30 U.S. steelmakers have entered bankruptcy since 1997, including Bethlehem Steel, LTV Steel, Wheeling-Pittsburgh Steel, Heartland Steel, Geneva Steel, Northwestern Steel, Gulf States Steel, Acme Metals, Qualitech Steel, GS Technologies and others, some may emerge from bankruptcy reorganization with reduced costs, which may make them more competitive. In other cases, assets of bankrupt steelmakers have been sold through bankruptcy proceedings to other steelmakers or to third parties, which may allow such formerly idled steelmaking capacity to come back into production at a more competitive cost structure.

     During the first half of 2002, domestic flat-rolled steel prices increased dramatically from historical cyclical lows in 2001. This increase has resulted from a number of factors, including (1) a reduction in domestic steel production capacity as a result of past bankruptcies and shutdowns of other U.S. steel producers, (2) a reduction in imports, driven in part by recent favorable rulings with respect to tariffs and quotas on foreign steel and (3) a strengthening of the overall U.S. economy and the need for end-users of steel products to replenish their depleted inventories.

ANTI-DUMPING INITIATIVES

     U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong, but is also substantially affected by the relative strength of foreign economies and fluctuation in the value of the U.S. dollar against foreign currencies, with steel imports tending to increase when the value of the dollar is strong in relation to foreign currencies. The situation has been exacerbated by reason of a weakening of certain economies, particularly in Eastern Europe, Asia and Latin America. Because of the ownership, control or subsidization of some foreign steel producers by their governments, decisions by such producers with respect to their production, sales and pricing decisions are often influenced to a greater degree by political and economic policy consideration than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. Since 1998, when imports of hot-rolled and cold-rolled products increased 43% compared to the prior year, domestic steel producers, including us, have been adversely affected by illegally "dumped" imported steel. Dumping involves selling a product below cost or for less than in the exporter's home country and is a violation of U.S. trade laws. Most foreign markets are less open than the U.S. market, allowing foreign producers to maintain higher prices in their own markets, while dumping excess production at lower and often subsidized prices into the U.S. market.

    HOT-ROLLED

     In September 1998, eleven U.S. steel companies, including us, as well as two labor unions, filed anti-dumping complaints with the ITC and the U.S. Department of Commerce against hot-rolled coiled steel imports from Japan, Russia and Brazil, seeking determinations that those three countries were dumping hot-rolled carbon steel in the U.S. market at below fair market prices. The group also filed a subsidy, or countervailing duty, complaint against Brazil.

     In April 1999, the Department of Commerce issued a final determination that imports of hot-rolled steel from Japan were dumped at margins ranging from 17% to 65%, and in June 1999, the ITC reached a final determination that imports of hot-rolled sheet from Japan caused injury to the U.S. steel industry. As a consequence, the Department of Commerce issued an anti-dumping order against imports from Japan.

     In July 1999, the Department of Commerce also issued suspension agreements and final anti-dumping duty determinations as to imports of hot-rolled sheet from Brazil and Russia. "Suspension" agreements generally impose price and/or quantity restrictions on imports from the subject country for the purpose of removing the injurious impact of the dumping or subsidies and are often negotiated with the subject country either in lieu of the imposition of anti-dumping or countervailing duties or as an alternate remedy to suspend a previously imposed duty. In February 2002, the Department of Commerce, having found violations of the suspension agreement by Brazilian producers, revoked the agreement and reimposed dumping duties of 48%.

     While we and the U.S. steel industry benefited from these rulings, with hot-rolled sheet imports from these three countries, which accounted for approximately 70% of 1998's hot-rolled import tonnage, declining by approximately 90%, the benefit was significantly thwarted by the shifting of imports to hot-rolled sheet from countries other than Japan, Russia and Brazil, which increased significantly during 2000. Therefore, in November 2000, we joined three other mini-mills and four integrated producers and filed anti-dumping cases against imports of hot-rolled sheet from 11 countries (Argentina, India, Indonesia, Kazakhstan, the Netherlands, the People's Republic of China, Romania, South Africa, Taiwan, Thailand and Ukraine) and countervailing duty cases against five countries (Argentina, India, Indonesia, South Africa and Thailand). On August 17, 2001, the ITC made final affirmative injury determinations on imports of hot-rolled steel from Argentina and South Africa, and the Department of Commerce imposed anti-dumping duty orders of 40-45% on hot-rolled steel imported from Argentina and 9.3% on hot-rolled steel imported from South Africa. On September 23, 2001, the Department of Commerce issued the following final dumping margins, although these margins are subject to modification from pending litigation: on hot-rolled steel imported from India -- 29-43%, Indonesia -- 48%, Kazakhstan -- 243.5%, the Netherlands -- 3%, China -- 64-91%, Romania -- 17-80%, Taiwan -- 20-29%, Thailand -- 4-20% and
Ukraine -- 90%. In addition, the Department of Commerce issued the following final countervailing duties on hot-rolled steel imported from the following countries: India -- 8-32%, Indonesia -- 10%, South Africa -- 6.3% and
Thailand -- 2.4%. The ITC made final affirmative injury determinations on these remaining cases in November 2001, and the Department of Commerce imposed anti-dumping duty orders. These orders will remain in effect for at least five years, subject to annual administrative review. At the end of five years, the ITC will conduct a sunset review. In June 2002, the U.S. granted "market economy" status to Russia, which may enable Russia to more effectively defend itself against future dumping actions on the basis of Russian production costs rather than on the basis of comparison with surrogate country production costs.

     COLD-ROLLED

     In June 1999, we, together with other domestic producers and the United Steel Workers of America, also filed a complaint with the ITC and the Department of Commerce seeking a determination that cold-rolled steel products from Argentina, Brazil, China, Indonesia, Japan, Slovakia, South Africa, Taiwan, Thailand, Turkey, and Venezuela were being dumped in the U.S. market at below fair market prices. On July 19, 1999, the ITC made unanimous affirmative preliminary determinations of a reasonable indication of injury by reason of such imports. The Department of Commerce announced preliminary dumping determinations, which required the posting of dumping duties in November and December of 1999. In January 2000, the Department of Commerce issued a determination that imports of cold-rolled steel from six of the countries were dumped at margins ranging from 17% to 81%. We were ultimately not successful in these cold-rolled cases, however, and on March 3, 2000 and thereafter, the ITC made negative final injury determinations against these eleven countries, ruling that the industry was not being injured by these imports. These negative outcomes resulted in a resurgence of dumped cold-rolled imports in the second half of 2000 and depressed cold-rolled prices caused by these unfair practices. As a consequence of the approximate 50% increase in imports of cold-rolled sheet steel from 20 countries during the first half of 2001, at prices averaging $50 or more below their 1998 prices that the Department of Commerce had determined at that time to have been dumped, we, together with Nucor, United States Steel, Bethlehem, LTV, National, Weirton and WCI, brought anti-dumping petitions on September 28, 2001 against imports from these 20 countries and countervailing duty petitions against five countries. These countries, including Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, South Korea, the Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey and Venezuela, represented nearly 80% of the imported cold-rolled sheet. In a preliminary ruling in

November 2001, the ITC found in favor of the petitioners. On March 4, 2002, the Department of Commerce issued the following preliminary countervailing duty margins: Brazil -- 8.22%-12.58%, France -- 1.32%, and Korea -- 0.32%-7%.
However, the Department of Commerce made a preliminary determination that countervailing subsidies are not being provided in Argentina. On May 9, 2002, the Department of Commerce issued the following preliminary dumping margins:
Argentina -- 70.56%, Australia -- 24.06%, Belgium -- 11.66%, Brazil -- 43.34%,
France -- 5.17%, Germany -- 8.47%, India -- 153.65%, Japan -- 112.56%-115.22%,
Korea -- 5.25%-19.03%, the Netherlands -- 6.38%, New Zealand -- 7.1%, People's Republic of China -- 129.85%, Russia -- 137.33%, South Africa -- 43.32%,
Spain -- 46.2%, Sweden -- 40.54%, Taiwan -- 3.15%-16.8%,
Thailand -- 127.44%-142.78%, Turkey -- 7.7%, and Venezuela -- 72.81%. On July
11, 2002, the Department of Commerce announced its final determination in the anti-dumping duty investigations on imports of certain cold-rolled carbon steel flat products from the following countries: Australia -- 24.06%, India -- 153.65%, Japan -- 112.56%-115.22%, Sweden -- 40.54% and
Thailand -- 127.44%-142.78%. The first injury determinations by the ITC are expected at the end of August 2002.

     STRUCTURAL STEEL AND RAIL

     In addition to the various hot and cold flat-rolled steel cases, a number of structural steel producers have prosecuted anti-dumping cases against imports of structural steel. In July 1999, Nucor-Yamato, TXI-Chaparral, and Northwestern Steel and Wire filed anti-dumping cases on imports of structural steel products from Japan and Korea. In April 2000, the Department of Commerce found duties of 32-65% on imports from Japan and 15-45% on imports from Korea. In June 2000, in a 6-0 vote, the ITC found injury, or threat of injury, to the U.S. structural steel industry and the Department of Commerce imposed anti-dumping duty orders. These orders will remain in effect for at least five years, subject to annual administrative review. At the end of five years, the ITC will conduct a sunset review. In May 2001, a coalition of U.S. structural steel beam producers filed anti-dumping petitions with the Department of Commerce and the ITC, alleging that imports of structural steel beams from eight other countries, China, Germany, Italy, Luxembourg, Russia, South Africa, Spain and Taiwan, are being sold at less than fair value and are causing or threatening to cause material injury to the U.S. structural steel beam industry. While the Department of Commerce made affirmative dumping findings, the ITC made final negative injury determinations in all cases in June 2002, thus ending the investigations without the imposition of duties.

     There are anti-dumping duty and countervailing duty orders against imports of rails from Canada. However, there are currently no Canadian steel makers producing rails. There are no anti-dumping duty or countervailing duty orders outstanding against imports of rails from any other country nor are there any current investigations.

SECTION 201 INVESTIGATION

     On June 5, 2001, President Bush announced a three-part program to address the excessive imports of steel that have been depressing markets in the United States. The program involves (1) negotiations with foreign governments seeking near-term elimination of inefficient excess steel production capacity throughout the world, (2) negotiations with foreign governments to establish rules that will govern steel trade in the future and eliminate subsidies, and (3) an investigation by the ITC under Section 201 of the Trade Act of 1974 to determine whether steel is being imported into the United States in such quantities as to be a substantial cause of serious injury to the U.S. steel industry. Therefore, on June 22, 2001, the Bush Administration requested that the ITC initiate an investigation under Section 201 of the Trade Act of 1974. Products included in the request are in the following categories, subject to exclusion of certain products:

     (1) carbon and alloy flat products;

     (2) carbon and alloy long products;

     (3) carbon and alloy pipe and tube; and

     (4) stainless steel and alloy tool steel products.

     HOT-ROLLED, COLD-ROLLED AND COATED STEEL

     On October 22, 2001, in the first step of the three-step Section 201 process, the ITC ruled that approximately 80% of the U.S. steel industry suffered material injury due to imported steel products, including carbon and alloy hot-rolled, cold-rolled, coated and semi-finished slab products. Of the 33 steel products included in the petition brought by the U.S. Trade Representative and President Bush, 12 products, including the products we produce, were affirmed for injury by unanimous 6-0 votes. On December 7, 2001, in the second step of the process, the ITC recommended tariffs of approximately 20%-40% as well as tariff quotas in some cases, and these recommendations were transmitted to President Bush for final action. On March 5, 2002, in the third and final step of the Section 201 process, President Bush imposed a three year tariff of 30% for the first year, 24% for the second year and 18% for the third year on imports of hot-rolled, cold-rolled and coated sheet. He also imposed a tariff of 15% for the first year, 12% for the second year and 9% for the third year on imports of tubular steel products, and a tariff on imported steel slabs of 30%, 24% and 18% in the first, second and third years, respectively, on tons in excess of an annual quota of 5.4 million in 2002, 5.9 million in 2003 and 6.4 million in 2004. North American Free Trade Agreement partners of the United States, principally Canada and Mexico, are excluded from the tariffs, as are "developing countries" that, in the aggregate, account for less than 3% of imported steel. These Section 201 remedies are cumulative with any existing tariffs or quotas in the anti-dumping cases. They are also directed at products rather than the countries that produce those products, thereby providing some import relief even if some steel products find their way to exporting countries not covered by anti-dumping margin or countervailing duty orders.

     The President's decision to implement a Section 201 remedy is not appealable to U.S. courts. However, foreign governments may appeal to the WTO, and the European Union, Japan and other countries have already prosecuted such appeals. These dispute settlement proceedings at the WTO and further appeals to the Appellate Body of the WTO generally take 15-24 months. However, a country or an importer may request specific exemptions from the operation of a Section 201 tariff, and, to date, hundreds of such exemption requests have been filed and are awaiting official action. Moreover, a number of affected countries have imposed or threatened to impose various retaliatory tariffs on U.S. steel or other products. Accordingly, there is a risk that rulings adverse to the United States or substantial political pressures could result in the President changing the remedy, granting substantial exemptions from the remedy or terminating the remedy entirely prior to the full three years, although any such modification would apply only prospectively.

     STRUCTURAL STEEL AND RAIL

     By a vote of 4-2, the ITC determined on October 22, 2001, that structural steel and rails were not being imported into the United States in such increased quantities as to be a substantial cause of serious injury or the threat of serious injury to the U.S. industry. Consequently, the U.S. structural steel and rail producers will not be directly eligible for any relief proposed by the President as a result of the Section 201 investigations. The ITC determined that the U.S. structural steel and rail industry was not seriously injured primarily because of its "double-digit operating margins," and positive performance trends including, increased capacity and shipments, higher employment and new investment. With regard to threat of injury, the ITC found that the existing orders and the pending investigations made future increases in imports unlikely.

INTEGRATED MILLS VERSUS MINI-MILLS

     There are generally two kinds of primary steel producers, "integrated mills" and "mini-mills." We are a mini-mill producer. The following diagram illustrates the different processes the two types of producers use.

[DIAGRAM ILLUSTRATING (1) THE INTEGRATED PRODUCER STEEL MANUFACTURING PROCESS, WHICH CONSISTS OF COAL BEING CONVERTED TO COKE IN COKE OVENS, COKE BEING COMBINED WITH IRON ORE AND LIMESTONE IN A BLAST FURNACE, THE RESULTING PIG IRON BEING COMBINED WITH SCRAP IN A BASIC OXYGEN FURNACE, THE RESULTING LIQUID STEEL PROCEEDING THROUGH A METALLURGY STATION AND CONTINUOUS CASTER AND THE RESULTING BILLETS, BLOOMS AND/OR SLABS PROCEEDING THROUGH A REHEAT FURNACE, ROUGHING MILL AND FINISHING MILL AND (2) THE MINI-MILL STEEL MANUFACTURING PROCESS, WHICH CONSISTS OF SCRAP OR SCRAP SUBSTITUTE PROCEEDING THROUGH AN ELECTRIC ARC FURNACE, THE RESULTING LIQUID STEEL PROCEEDING THROUGH A METALLURGY STATION AND CONTINUOUS CASTER AND THE RESULTING BILLETS, BLOOMS AND/OR SLABS PROCEEDING THROUGH THE REHEAT/TUNNEL FURNACE AND FINISHING MILL]

     Steel manufacturing by an "integrated" producer involves a series of distinct but related processes, often separated in time and in plant geography. The process involves ironmaking followed by steelmaking, followed by billet or slab making, followed by reheating and further rolling into steel plate or bar, or flat-rolling into sheet steel or coil. These processes may, in turn, be followed by various finishing processes (including cold-rolling) or various coating processes (including galvanizing). In integrated producer steelmaking, coal is converted to coke in a coke oven, then combined in a blast furnace with iron ore (or pellets) and limestone to produce pig iron, and then combined with scrap in a "basic oxygen" or other furnace to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then either poured as ingots for later reheating and processing or transported to a continuous caster for casting into a billet or slab, which is then further shaped or rolled into its final form. Typically, though not always, and whether by design or as a result of downsizing or re-configuration, many of these processes take place in separate and remote facilities.

     In contrast, a mini-mill, such as our Butler mini-mill, uses an electric arc furnace to directly melt scrap or scrap substitutes, thus entirely eliminating the energy-intensive blast furnace. A mini-mill unifies the melting, casting and the hot-rolling into a continuous process. The melting process begins with the charging of a furnace vessel with scrap steel, carbon and lime, following which the furnace vessel's top is swung into place, electrodes are lowered into the furnace vessel through holes in top of the furnace, and electricity is applied to melt the scrap. The liquid steel is then checked for chemistry and the necessary metallurgical adjustments are made, typically while the steel is still in the melting furnace or, if the plant has a separate staging area for that process (as our Butler mini-mill does), the liquid steel is transported to an area, commonly known as a ladle metallurgy station. From there, the liquid steel is transported to a continuous caster, which consists of a turret, a tundish (a type of reservoir which controls the flow of liquid steel) and a water-cooled copper-lined mold. The liquid steel passes through the continuous caster and exits as an externally solid slab. The slab is then cut to length and proceeds directly into a tunnel furnace, which maintains and equalizes the slab's temperature. After leaving the tunnel furnace, the slab is descaled and then it proceeds into the first stand of a rolling mill operation. In the rolling process, the steel is progressively reduced in thickness. The final product is wound into coil and may be sold either directly to end-users or to intermediate steel processors or service centers, where it may be pickled, cold-rolled, annealed, tempered or galvanized.

     As a group, mini-mills are generally characterized by lower costs of production and higher productivity than integrated mills. This is due, in part, to lower capital costs and to lower operating costs resulting from their streamlined melting process and smaller, more efficient plant layouts. Moreover, mini-mills have tended to employ a management culture, such as ours, that emphasizes flexible, incentive-oriented non-union labor practices and have tended to be more willing to adapt to newer and more innovative management styles that encourage decentralized decision-making. The smaller plant size of a mini-mill also permits greater flexibility in the choice of location for the mini-mill in order to optimize access to scrap supply, energy costs, infrastructure and markets, as is the case with our Butler mini-mill. Furthermore, a mini-mill's more efficient plant size and layout, which incorporates the melt shop, metallurgical station, casting, and rolling in a unified continuous flow under the same roof, have reduced or eliminated costly re-handling and re-heating of partially finished product. They have also adapted quickly to the use of new and cost-effective equipment, thereby translating technological advances in the industry into efficient production.

THE FLAT-ROLLED STEEL MARKET

     The flat-rolled steel market represents the largest steel product group, accounting for an average of 64% of total U.S. steel shipments from 1997 to 2001. Flat-rolled products consist of hot-rolled, cold-rolled and coated sheet and coil.

     The following table shows the U.S. shipments of flat-rolled steel, in net tons, by hot-rolled, cold-rolled and coated production, as reported by the American Iron and Steel Institute, for the five years from 1997 through 2001.

                                                          YEARS ENDED DECEMBER 31,
                                                      --------------------------------
                                                      1997   1998   1999   2000   2001
                                                      ----   ----   ----   ----   ----
                                                           (MILLIONS OF NET TONS)
U.S. SHIPMENTS:
Hot-Rolled(1).......................................  29.0   25.3   27.7   29.3   27.8
Cold-Rolled(2)......................................  15.2   15.8   16.8   18.0   14.8
Coated(3)...........................................  22.0   22.8   24.3   23.9   22.2
                                                      ----   ----   ----   ----   ----
     Total..........................................  66.2   63.9   68.8   71.2   64.8
                                                      ====   ====   ====   ====   ====
Percentage of Total U.S. Steel Shipments............   63%    62%    65%    65%    66%

---------------

(1) Includes pipe/tube, sheet, strip and plate in coils.

(2) Includes blackplate, sheet, strip and electrical.

(3) Includes tin coated, hot dipped, galvanized, electrogalvanized and all other metallic coated.

     HOT-ROLLED PRODUCTS

     All coiled flat-rolled steel is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 1/2 inch. Hot-rolled steel is minimally processed steel coil that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe, tools, lawn care products and guard rails.

     COLD-ROLLED PRODUCTS

     Cold-rolled steel is hot-rolled steel that has been further processed through a pickler and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in exposed steel applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, cold-rolled prices are typically higher than hot-rolled prices. Typically, cold-rolled material is coated or painted.

     COATED PRODUCTS

     Coated steel can be either hot-rolled or cold-rolled steel that has been coated with zinc to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, galvannealed, electro-galvanized and aluminized products are types of coated steels. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated steel is used in high volume applications, such as automobiles, household appliances, roofing and siding, heating and air conditioning equipment, air ducts, switch boxes, chimney flues, awnings, garbage cans and food containers.

THE STRUCTURAL STEEL MARKET

     The structural steel market is a relatively small part of total U.S. steel shipments. In 1999, 2000 and 2001, structural steel shipments were 5.7 million tons, 6.7 million tons and 6.4 million tons, respectively, and averaging 6% of the total steel market during these three years. Consumption of structural steel products is influenced both by new construction and manufacturing activity and by the selection of steel over alternative structural or manufacturing materials, which has occurred at a relatively constant rate of 50% over the five years from 1997 through 2001.

THE RAIL MARKET

     Rail shipments in 2000 and 2001 were approximately 810,000 tons and 644,000 tons, respectively, with standard rail averaging 80% of the market over 1999, 2000 and 2001 and premium or head-hardened rail averaging 20% over 1999, 2000 and 2001. Increased rail hardness results in a longer lasting product and is achieved by quenching hot rail with either air or water or by changing rail chemistry through the addition of alloys. Harder rail is more costly. Rail is produced in or imported into the U.S. and Canadian markets in standard lengths of 39 to 80 feet, mainly due to the limitations of existing North American rail production equipment and plant layouts, as well as the size limitations of ocean freighters with respect to imports. As a result, in order to produce the 1,600-foot rail "strings" desired by railroads, 20 80-foot rail sections are required to be welded together. Each weld is costly to make and adds installation and periodic maintenance costs.

     Of the total annual shipments of rail in 2000, approximately 75% was produced by the two remaining U.S. rail producers and 25% was imported, mainly from Japan and from Europe. There are currently no Canadian rail producers.

                                    BUSINESS

OVERVIEW

     We are one of the most profitable mini-mill steel producers in the United States in terms of operating profit per ton. We primarily own and operate a state-of-the-art, low-cost flat-rolled mini-mill located in Butler, Indiana. Our Butler mini-mill began commercial production in January 1996 and was constructed in only 14 months, representing what we believe is the shortest construction period ever for a facility of this kind. The mini-mill currently has an annual production capacity of 2.2 million tons. The total capital cost of our Butler mini-mill was $630 million, which we believe is significantly less than the cost of comparable mini-mills currently operating. Our Butler mini-mill produces a broad range of high quality hot-rolled, cold-rolled and coated steel products, including a large variety of high value-added and high margin specialty products such as thinner gauge rolled products and galvanized products. We sell our products directly to end-users, intermediate steel processors and service centers primarily in the Midwestern United States. Our products are used in numerous industry sectors, including the automotive, construction and commercial industries.

     In May 2002, we announced plans to construct a low-cost, coil coating facility at our Butler mini-mill that will further increase our range of value-added capabilities. Subject to our receipt of applicable permits, we anticipate starting construction of the facility within the next several months and expect to commence coating operations in the middle of 2003. The coating facility is currently expected to have an annual production capacity of 240,000 tons and is estimated to cost $25-$30 million.

     In May 2001, we began construction of a new state-of-the-art structural steel and rail mini-mill in Columbia City, Indiana. Our Columbia City mini-mill is designed to have an annual production capacity of 1.3 million tons and produce structural steel and rails at a higher quality and lower cost than comparable mini-mills. We expect to spend approximately $315 million to construct this mini-mill, of which $280 million has been spent as of June 30, 2002. We believe that the initial capital construction costs of our Columbia City mini-mill will be among the lowest in the industry for such a facility. We commenced commercial structural steel operations in late June 2002 and have shipped our first structural products to initial customers. We expect to ramp up these operations through regular product introductions and be fully operational by the end of 2002. In addition, we expect to commence commercial production of rails during the first quarter of 2003. We constructed our structural steel facility in less than 12 months, which we believe is the shortest construction period ever for a facility of this kind. Our structural steel operation is designed to produce steel products for the construction, transportation and industrial machinery markets. Our rail manufacturing operation is designed to produce a variety of rail products for the railroad industry as well as for rail contractors, transit districts and short-line railroads.

     Through our joint venture, New Millennium Building Systems, LLC, we also produce and sell a broad range of steel joists, girders and trusses, as well as roof and floor decking materials for use in the construction of commercial, industrial and institutional buildings. New Millennium is seeking to position itself to be the premier, low-cost producer of these products. New Millennium began commercial production in July 2000, only seven months after the commencement of plant construction, and became profitable during its first six months of operation.

COMPETITIVE STRENGTHS

     We believe that we have the following competitive strengths:

     ONE OF LOWEST COST PRODUCERS IN THE UNITED STATES; STATE-OF-THE-ART FACILITIES

     We believe that our facilities are among the lowest-cost steel manufacturing facilities in the United States, providing us with a significant competitive advantage over other U.S. steel producers. Operating profit per ton at our facilities was $65, $23 and $34 in 2000 and 2001 and for the three months ended March 31,

2002, respectively, which we believe compares favorably with our competitors. Our low operating costs are primarily a result of our:

          (1) efficient plant designs and operations, which allow us to utilize a streamlined and more efficient steel making process, optimize our use of raw materials, and employ fewer workers;

          (2) high productivity rate of between 0.3 to 0.4 man hours per ton at our Butler mini-mill (which is significantly lower than the rate for integrated steel producers, which we believe is approximately 3.0 man hours per ton);

          (3) low ongoing maintenance cost requirements, which we believe are below most of our domestic competitors; and

          (4) strategic locations near some of the largest supplies of scrap steel in the United States, which allows us to access low-cost sources of our primary raw materials due to lower transportation costs and other factors.

     WELL-POSITIONED TO BENEFIT FROM IMPROVING STEEL MARKET CONDITIONS

     Domestic spot prices for hot-rolled, cold-rolled, and coated sheet have increased from recent lows of $210/ton, $300/ton and $320/ton, respectively, in December 2001 to $320/ton, $410/ton and $425/ton, respectively, in May 2002. Approximately 80% of our flat-rolled products are sold on the spot market under contracts with terms of twelve months or less and, therefore, our results of operations are positively impacted by increases in domestic flat-rolled steel prices. We believe that we are well positioned to benefit from the recent increases in flat-rolled prices. Our capacity utilization rate year-to-date has been in excess of 100% of our stated capacity.

     EXPERIENCED MANAGEMENT TEAM AND UNIQUE CORPORATE CULTURE

     Our senior management team is highly experienced and has a proven track record in the steel industry. Our senior management team pioneered the development of thin-slab flat-rolled technology and directed the construction and successful operation of the world's first thin-slab flat-rolled mini-mill in Crawfordsville, Indiana in the late 1980's. This management team also designed, built and commenced operation of our Butler mini-mill, under budget and in 14 months, which we believe is the shortest construction period ever for a facility of this kind. Our senior management's objectives are also closely aligned with our stockholders through meaningful stock ownership positions and incentive compensation programs. Our corporate culture is also unique for the steel industry and affects our employees at all levels. We emphasize decentralized decision-making and have established incentive compensation programs specifically designed to reward employee teams for their efforts towards enhancing productivity, improving profitability and controlling costs. Our stock option plan is available to all Steel Dynamics' employees.

     DIVERSIFIED PRODUCT MIX

     We believe we have a broad and well-diversified mix of products. Our products include hot-rolled and cold-rolled steel products, galvanized sheet products, light gauge steel products, joists and deck materials. Our diversified mix of products allows us to access a broad range of end-user markets and serve a broad customer base. In addition, our diversity helps mitigate our exposure to cyclical downturns in any one product or end-user market. We will further diversify our product mix once we commence production of structural steel and rails at our Columbia City mini-mill.

     STRATEGIC GEOGRAPHIC LOCATIONS

     The strategic locations of our facilities afford us close proximity to an abundant source of scrap materials and to our customer base. As a result, we realize significant pricing advantages due to freight savings for inbound scrap and other raw material resources as well as for outbound steel products destined for our flat-roll mini-mill customers. Our mini-mills are located in the Upper Midwest, a region which we believe accounts for a majority of the total scrap produced in the United States. Our Butler mini-mill is located within 300 miles of our major flat-rolled steel customers and in 2001, 74% of our sales were to customers within this area. Our Columbia City mini-mill is well located to serve markets in the Upper Midwest, Northeast and Canada. In addition, all of our facilities have ready access to other resources, such as gas, power and water, and excellent access to highway and rail transportation networks.

BUSINESS STRATEGY

     Our objective is to use state-of-the-art technologies to produce a broad range of high-quality steel products at a low cost. Key elements of our strategy are:

     EXPAND PRODUCT OFFERINGS

     The completion of our Columbia City mini-mill will be an important step in pursuing our strategy of product line expansion. We believe our Columbia City mini-mill will produce a diverse mix of structural steel and rails at a higher quality and lower cost than comparable mini-mills. In addition, this mini-mill is strategically located to serve the Upper Midwest, Northeast and Canadian markets, which we believe are attractive and under-served markets. We anticipate that the Columbia City mini-mill will have an annual production capacity of up to 1.3 million tons, depending on the product mix, which will increase our steel making capacity by over 50%. In April 2002, we conducted our first structural steel melting and casting trials, and in May 2002, we began initial rolling trials. We plan to commence commercial structural steel operations in July 2002. In addition, we expect to commence commercial production of rails during the first quarter of 2003. Our structural steel operation is designed to produce structural steel beams, pilings and other steel components for the construction, transportation and industrial machinery markets. Our rail manufacturing operation is designed to produce a variety of standard and premium grade rails, including head-hardened rails, for the railroad and other industries at a cost that, we believe, will be below existing domestic competitors.

     We will continue to devote a substantial portion of our efforts in the flat-rolled steel market to the production of high value-added thinner gauge products and galvanized products. The margins on high value-added products typically exceed those of the commodity grade and the number of producers that make them is more limited. In 2001 and for the three months ended March 31, 2002, approximately 37% of the tons of steel we produced were high margin, light gauge steel products. In May 2002, we announced plans to construct a low-cost, coil coating facility at our Butler mini-mill that will further increase our value-added capabilities. We will continue to seek additional opportunities to further expand our range of high value-added products through the expansion of existing facilities, greenfield projects and acquisitions of other steel manufacturers or steelmaking assets that may become available through the continuing consolidation of the domestic steel industry.

     ENTER NEW GEOGRAPHIC MARKETS

     We may seek to enter new steel markets in strategic geographic locations such as the Southeastern or Western United States that offer attractive growth opportunities. Due to the recent restructuring of the domestic steel industry, we believe there are attractive opportunities to grow our business geographically either through acquisitions of existing assets or through strategic partnerships and alliances. We may also consider growth opportunities through greenfield projects, such as our Columbia City mini-mill project.

     CONTINUE TO MAINTAIN LOW PRODUCTION COSTS

     We are focused on continuing to maintain one of the lowest operating cost structures in the North American steel industry based upon operating cost per ton. We will continue to optimize the use of our equipment, enhance our productivity and explore new technologies to further improve our unit cost of production at each of our facilities. We believe that the initial capital construction costs of our Columbia City mini-mill will be among the lowest in the industry for such a facility.

     FOSTER ENTREPRENEURIAL CULTURE

     We intend to continue to foster our entrepreneurial corporate culture and emphasize decentralized decision-making while rewarding teamwork, innovation and operating efficiency. We will also continue to focus on maintaining the effectiveness of our incentive bonus-based plans that are designed to enhance overall productivity and align the interests of our management and employees with our stockholders.

     MAINTAIN STRONG FINANCIAL POSITION AND FINANCIAL FLEXIBILITY

     We are committed to maintaining a strong capital structure. The refinancing of our bank facilities in March 2002 was an important step in helping us to achieve this end, as it provided us with greater financial flexibility. As a result of improved domestic flat-rolled prices, we also believe it will be possible to achieve stronger cash flows than in the recent past. In addition, we estimate that as of May 31, 2002 our capital expenditures for the remainder of 2002 will be $55 million, as our Columbia City mini-mill project is largely complete. As of March 31, 2002, we had $32 million of cash and an undrawn $75 million revolving credit facility.

OUR OPERATIONS

     BUTLER FLAT-ROLLED MINI-MILL

     Our Butler flat-rolled steel mini-mill manufactures hot-rolled, cold-rolled and coated steel products. It currently has an annual capacity of 2.2 million tons. We commenced construction of our Butler mini-mill in October 1994 and began production of commercial quality steel in January 1996 with an annual capacity of 1.4 million tons. At the end of 1997, we completed construction of a cold finishing mill contiguous to our Butler hot mill with an annual capacity of
1.0 million tons. In July 1998, we completed construction, installation and start-up of a second twin-shell melting furnace battery, thin-slab caster, tunnel furnace and coiler, increasing our mini-mill's annual production capacity to its current level of 2.2 million tons. This additional production capacity of hot-rolled steel also allows us to take full advantage of the 1.0 million ton rolling and finishing capacity of our cold mill. Our products are characterized by high quality surface characteristics, precise tolerances and light gauge. In addition, our Butler mini-mill was one of the first U.S. flat-rolled mini-mills to achieve ISO 9002 and QS 9000 certifications. We believe that these certifications have enabled us to serve a broader range of customers and end-users which historically have been almost exclusively served by integrated steel producers.

     The Hot Mill. The following diagram illustrates our hot-rolled mill operations:

                     BUTLER MINI-MILL HOT-ROLLED OPERATION

[DIAGRAM ILLUSTRATING THE PROGRESSION OF SCRAP AND SCRAP SUBSTITUTE THROUGH TWIN SHELL ELECTRIC ARC FURNACES, LADLE METALLURGY STATION, CONTINUOUS CASTERS, TUNNEL FURNACES, HOT ROLLING MILL, LAMINAR COOLING TABLE AND DOWN COILERS BEFORE IT IS SHIPPED TO CUSTOMERS AND DIRECTED TO THE COLD MILL]

     Our hot-rolled mini-mill's electric arc furnace melting process begins with the charging of a furnace vessel with scrap steel, carbon and lime, or with a combination of scrap and a scrap substitute or alternative iron product. The furnace vessel's top is swung into place, electrodes are lowered into the furnace vessel through holes in the top of the furnace, and electricity is applied to melt the scrap. To the extent any liquid pig iron or other scrap substitutes are used, such material is typically introduced directly into the melt mix. We have two twin-shell electric arc melting furnaces that were built by Fuchs and have a combined annual production capacity in excess of 2.6 million tons. Our twin-shell furnace design substantially reduces power-off time melting and reduces tap-to-tap time (the length of time between successive melting cycles or heats) because when melting is being done in one vessel, we can tap the other vessel and refill it with scrap and steel scrap substitute to make it ready for the next melt. This results in more heats and greater productivity per shift. An additional advantage of our twin-shell design is that if there is a maintenance problem requiring work on one vessel, melting can proceed in the other vessel without interruption.

     After exiting the furnaces, the liquid steel is transported in a ladle by overhead crane to an area commonly known as the ladle metallurgy station. At each metallurgy station, the steel is kept in a molten state while metallurgical testing, refining, alloying and desulfurizing takes place. We have three separate ladle metallurgy stations consisting of three furnaces and two desulfurization stations. Having a separate metallurgy station apart from the furnaces allows us to maximize the time that the furnaces can be used for melting scrap.

     The liquid steel is then transported to one of our two continuous thin-slab casters where it is emptied into a tundish, or reservoir. This reservoir controls the flow of the liquid steel into a water-cooled copper-lined mold from which it then exits as an externally solid slab. Our casters were built by SMS Schloemann-Siemag AG and have a combined annual casting capacity of 2.3 million tons. We have also designed a special nozzle, which transfers the liquid steel from the reservoir into the mold, that results in increased productivity and product quality. The slab from the continuous caster is less than two-inches thick and proceeds directly into one of our two tunnel furnaces. The tunnel furnaces maintain and equalize the slab's temperature. The slab leaves the tunnel furnace and is descaled to remove surface scale prior to its rolling.

     In the hot-rolling operation, the slab is progressively reduced in thickness. Our hot-rolling mill consists of a seven-stand rolling mill built by SMS Schloemann-Siemag AG. The mill is equipped with the latest electronic and hydraulic controls to control such things as gauge, shape, profile and exit speeds of the steel strip as it moves along the run-out table to help prevent thinner steel strip from cobbling. The seventh rolling stand which we added allows us to further roll our sheet steel to even thinner gauges, down to 1.0 mm, with excellent surface quality, and enables us to access markets previously available only to more costly cold finished material.

     After exiting the hot-rolling mill, the rolled sheet steel is cooled and wound into coils. The coil form allows the strip to be easily handled and transported. We sell a portion of our hot band coil production directly to end-users or to intermediate steel processors or service centers, where they may be pickled, cold-rolled, annealed, tempered or galvanized. The rest of our hot band coil production is directed to our cold mill where we add value to this product through our own pickling, cold-rolling, annealing, tempering or galvanizing processes.

     Throughout the hot-rolling process, laser optical measuring equipment and multiple x-ray devices measure all strip dimensions, allowing adjustments to occur continuously and providing feedback information to the mill process controls and computers. The entire production process is monitored and controlled by both business and process computers. Production schedules are created based on order input information and transmitted to the mill computers by the plant business system. As the material is processed, operating and quality data are gathered and stored for analysis of operating performance and for documentation of product parameters to the customer. The system then coordinates and monitors the shipping process and prints all relevant paper work for shipping when the coil leaves the plant.

     The Cold Mill. Our cold mill is located adjacent to our hot mill and produces products that require gauges, properties or surfaces that cannot be achieved in our hot mill. Cold-rolled sheet produced by us is hot-rolled sheet that has been further processed through a continuous pickle line and then successively passed through a rolling mill without reheating until the desired gauge and other physical properties have been achieved. Cold-rolling reduces gauge, hardens the steel and, when further processed through an annealing furnace and temper mill, improves uniformity, ductility and formability. Cold-rolling can also add a variety of finishes and textures to the surface of the steel. The following diagram illustrates our cold-rolled mill operations:

                     BUTLER MINI-MILL COLD-ROLLED OPERATION

[DIAGRAM ILLUSTRATING COILS PROCEEDING THROUGH THE CONTINUOUS PICKLER TO THE CENTRAL COIL STORAGE AREA AND (1) SHIPPED TO CUSTOMERS AS FINISHED PRODUCT, (2) GALVANIZED ON THE HOT-ROLLED GALVANIZING LINE AND SOLD AS FINISHED PRODUCT OR
(3) PROCESSED THROUGH THE COLD-REVERSING MILL AND UPON EXITING THE COLD-REVERSING MILL, (1) SHIPPED TO CUSTOMERS, (2) GALVANIZED ON THE COLD-

ROLLED GALVANIZING LINE AND SHIPPED TO CUSTOMERS OR (3) PROCESSED THROUGH THE BATCH ANNEALING FURNACES AND THE TEMPER MILL AND SHIPPED TO CUSTOMERS]

     Our cold-rolled mill process begins with hot-rolled product from our hot-rolling mill entering our continuous pickle line. At the entry end of the continuous pickle line, we have two reels to unwind coils and a welder to join the coils together. We unwind the coils on alternate reels and attach them end to end by the welder, creating a continuous strip through the pickle tanks. The center section of the 700-foot pickle line consists of a scale breaker/tension leveler, pickling tanks where the strip moves through a bath of hydrochloric acid that thoroughly cleans the strip in preparation for galvanizing and rolling operations, and rinse tanks. At the delivery end of the line there is a reel for recoiling the pickled product. After recoiling, each coil is stored in a central coil storage area. The design of the continuous pickle line allows for the production of a wide combination of gauges and widths on the light gauge steel supplied by the hot mill. The process equipment was supplied by Davy International, while the polypropylene pickling tanks were supplied by Allegheny Plastics.

     From the central coil storage area, we move our coils in one of three directions. We can (1) ship pickled and oiled coils directly to customers from the continuous pickle line as finished product; (2) immediately galvanize some coils on the hot-rolled galvanizing line which is then sold as finished product; or (3) process coils through our cold-reversing mill.

     Pickled and oiled coils that are not intended for immediate shipping or hot-rolled galvanizing are processed in our cold reversing mill. Our cold reversing mill was built by SMS Schloemann-Siemag AG and is one of only two semi-tandem two-stand reversing cold-rolling operations in the world. This configuration provides considerably higher throughput than a conventional single-stand reversing mill, yet also takes advantage of considerably lower equipment costs than the conventional four to six-stand tandem cold-rolling mill. The rolling mill is configured with multiple x-ray gauges, hydraulic bending systems, rolling solution controls, gauge controls and strip flatness controls used to produce an extremely high level of product quality parameters. The cold-rolling mill also uses a process control computer using sophisticated mathematical models to optimize both quality and throughput.

     Product that exits the cold reversing mill can then be shipped as finished product, transported to our cold-rolled galvanizing line or transported to our batch annealing furnaces. In the cold-rolled galvanizing line, cold-rolled coils are heated in an annealing furnace and coated while still hot in a pot of molten zinc. As the coil leaves the pot, various coating controls ensure that the product matches the customer's requirements. The coils are then shipped as finished product. The cold-rolled galvanizing line and the hot-rolled galvanizing line are very similar, but the cold-rolled galvanizing line has a more elaborate and larger strip heating furnace that is required to anneal cold-rolled product. We designed our continuous pickle line and the two galvanizing lines concurrently and procured the equipment from the same manufacturer. As a result, the equipment of our three lines share a commonality of parts and we have been able to realize a high degree of flexibility and cost savings in the management of our spare parts.

     Cold-rolled coils that do not require galvanizing proceed to our batch annealing furnaces. The batch annealing furnaces heat and then cool the coils in a controlled manner to reduce the hardness of the steel that is created in the cold-rolling process. The batch annealing furnaces heat the steel in a hydrogen environment that optimizes the efficiency of the heating process and produces a product that is superior to conventional batch annealing with regard to cleanliness and uniform metallurgical characteristics. Computer models determine and control the heating and cooling the coils based on current knowledge of heat transfers and steel characteristics.

     Coils from the annealing furnaces are then temper-rolled and shipped as finished product. The temper mill consists of a single stand four-high rolling mill designed for relatively light reduction of the product. The temper mill introduces a small amount of hardness into the product and further enhances the overall flatness and surface quality of the product. The temper mill also has an x-ray gauge to monitor strip thickness. This mill was purchased concurrently with the two-stand cold-rolling mill from SMS Schloemann-Siemag AG and thus we have again been able to realize a high degree of flexibility and cost savings with regard to management of spare parts.

     As with our hot mill, our cold mill is linked by means of business and process computers. We expanded our computer systems to comprehend order entry of the additional cold mill products, and we accomplish all of our line scheduling in the computer systems through schedules transmitted to the appropriate process related computers. We collect operating and quality data for analysis and quality control purposes, and for reporting product data to customers.

     COLUMBIA CITY STRUCTURAL STEEL AND RAIL MINI-MILL

     In May 2001, we began construction of our new state-of-the-art structural steel and rail mini-mill in Columbia City, Indiana to produce a variety of structural steel and rail products. We expect the structural steel and rail mini-mill to have a meltshop annual capacity of between 1.0 and 1.3 million tons, depending on product mix. We expect to be able to produce a variety of structural products, including structural steel beams, pilings and other steel components for the construction, transportation and industrial machinery markets, and a variety of standard and premium grade rail products, including head-hardened rails, for the railroad industry. This mini-mill is currently designed to produce structural steel shapes in the 6" through 36" range, with a planned focus on the mid-range of 8" through 24", but we have the flexibility to move efficiently between various sized structural steel products and between structural steel and rail products. We expect to commence commercial structural steel production in the second quarter of 2002 and of commercial rail production in the first quarter of 2003. We anticipate that our Columbia City mini-mill will cost approximately $315 million, excluding capitalized interest costs. As of June 30, 2002, our total incurred capital costs, excluding capitalized interest costs, for this mini-mill were $280 million.

     The following diagram illustrates the melting, casting and rolling process that we plan to employ in our mini-mill to produce both structural steel and rail.

               COLUMBIA CITY STRUCTURAL STEEL AND RAIL OPERATION

[DIAGRAM ILLUSTRATING THE PROGRESSION OF SCRAP AND SCRAP SUBSTITUTE THROUGH ELECTRIC ARC FURNACES, LADLE METALLURGY STATION AND CONTINUOUS CASTER, THE PROGRESSION OF BLOOMS AND BEAM BLANKS, THE RESULTING SEMI-FINISHED SHAPES, THROUGH THE REHEAT FURNACE AND HOT ROLLING MILL AND THE PROGRESSION OF THE RESULTING STRUCTURAL SHAPES THROUGH THE COOLING BED AND STRAIGHTENER BEFORE BEING SHIPPED TO CUSTOMERS AND THE RESULTING RAIL THROUGH HEAD-HARDENING, THE COOLING BED AND THE STRAIGHTENER BEFORE BEING SHIPPED TO CUSTOMERS]

     Our structural steel and rail mini-mill will melt scrap and scrap substitutes in an electric arc furnace much the same way as in our flat-rolled mini-mill. We currently plan to use a single shell furnace but have purchased and will install a second furnace, which will provide us with back-up melting capability in case of a furnace breakdown or periodic maintenance outage. We are only currently permitted to use one furnace at any given a time. While we plan to use 100% scrap as the primary raw material, the system will be configured to accept a liquid pig iron product should we someday decide to place an Iron Dynamics module at the Columbia City plant site. The furnace was built by SMS Demag AG and includes features that are expected to permit us to employ more thermally efficient melting practices. The furnace will also feature a removable shell that is expected to enable us to do off-line repair and refractory relining, will come equipped with a unique quick-change roof configuration and will also feature a fast tap hole tube change configuration that is expected to speed up this periodic replacement process.

     From the furnace the molten metal will then be transported from the furnace to a separate ladle metallurgy furnace where, as in the flat-rolled mini-mill, we will adjust the mix for temperature and chemistry. We will then take the liquid steel to a continuous caster, where, unlike our Butler mini-mill that produces a single strand of flat stock, our structural steel caster will cast three strands, expandable to four, of blooms and beam blanks. The caster utilizes a curved mold that will produce five sizes of material -- one bloom, which is rectangular shaped, and four beam blanks, which are dog bone shaped, in varying lengths of 17-48 feet. The caster design will accommodate a quick-change tundish nozzle system designed to optimize the continuous casting process and achieve a low operational cost per ton. The tundish bottoms are also designed to change from a bloom opening to any of four beam blank sizes to allow greater flexibility in product choice. The caster was built by SMS Concast and is expected to be capable of producing 1.2 million tons per year in our initial set-up.

     After exiting the mold, the multiple strands will continue through a series of sprays and roller supports to precisely cool and contain the cast shapes. Straightener rolls will then unbend the curved strands onto a horizontal pass-line, where they will be cut to length by automatic torches. We will then weigh the cast pieces and transport them either directly through a reheat furnace, built by A.C. Leadbetter, to a hot-rolling mill or into a storage area for rolling at a later time. In the hot-rolling mill, the product will pass through a breakdown stand where it will be rolled into either a structural steel product or a rail product, depending on the roll-configuration and number of passes. The product will then be transferred to a 3-stand tandem mill, which consists of a universal rougher, an edger and a universal finisher. The hot-rolling mill will be an advanced four-stand (all reversing) mill built by SMS Demag AG with an annual capacity of up to 1.6 million tons. The mini-mill is expected to be capable of producing wide flange beams from 6" X 4" to 36" X 12", standard beams, piling sections, M-shape sections, sheet piling, channels, car building shapes, bulb angles and zee's and rail sections.

     Downstream of the hot-rolling mill, a hot saw will cut the structural steel or rail product to a maximum 246-foot length before it enters a cooling bed. After cooling, the structural steel products will be straightened on a roller straightener and cut to length as required by a particular order. The product is then piled and bundled and shipped as finished product.

     For the production of rail products, our caster will be fitted with new molds and segments to cast the new 13" X 10" bloom required for rail production. We will also add electro magnetic stirring within the caster to improve surface quality and reduce internal cracking. The reheat furnace, which will heat the blooms to the proper rolling temperature, will also be fitted with automation changes for the charging and discharging machines. We will also operate additional descaling equipment prior to the rolling process, as well as a rail stamper and manipulator. Both vertical and horizontal straighteners will be used to produce a rail that is true along all axes. After straightening, the rail products will be tested, cut to length and drilled. In our testing center, we will provide ultrasonic testing or the detection of internal defects, an eddy current machine to spot surface cracks, a profile gauge for dimensional accuracy, and a straightness/waviness measurement machine. We have installed the foundations to have the capability with the purchase and installation of additional cooling and handling equipment to manufacture 320-foot rail lengths, which are neither produced in nor imported into the U.S. or Canadian rail markets.

     IRON DYNAMICS STEEL SCRAP SUBSTITUTE FACILITY

     Since 1997, Iron Dynamics has tried to develop and commercialize a pioneering process of producing a virgin form of iron that might serve as a lower cost substitute for a portion of the metallic raw material mix that goes into our electric arc furnaces to be melted into new steel. Historically, the price of steel scrap, as a commodity, has tended to be volatile, rising and falling with supply and demand and not always in lock step with or in proportion to the market price of new steel. Therefore, having a lower cost alternative source of virgin iron for a portion of a mini-mill's melt mix could be expected to partially buffer some of the anticipated effects of scrap price volatility. With the growing proportion of electric furnace steelmaking, both worldwide and domestically, we believe that developing a cost-effective alternate iron source to augment scrap, our primary raw material, makes good economic sense in the long run.

     We initially funded our Iron Dynamics subsidiary by a $30 million equity investment. Iron Dynamics also secured a $65 million secured bank credit facility. Iron Dynamics established a plant site contiguous to and partially within our Butler, Indiana plant campus, and in October 1997 began construction of a facility for the production of direct reduced iron and liquid pig iron.

     Direct reduced iron is a metallic product made from iron ore or iron ore "fines" that have been treated in a "direct reduction" furnace, such as a rotary hearth furnace, with either natural gas or coal to reduce the iron oxide to metallic iron. The method selected by Iron Dynamics is one that uses coal as the reducing agent.

Liquid pig iron, the ultimate end product intended to be produced by Iron Dynamics, is a pure metal product produced by smelting the direct reduced iron in a submerged arc furnace. Our Iron Dynamics facility was designed and built for the production of direct reduced iron and its conversion into liquid pig iron. We initially estimated that the Iron Dynamics plant, as designed, would be capable of producing approximately 480,000 metric tons of liquid pig iron annually, all of which we planned to use in our own steelmaking operations.

     The plant commenced initial start-up in August 1999. During this preliminary start-up, however, we encountered a number of significant equipment failures and design deficiencies, which required Iron Dynamics to undertake certain costly and time-consuming redesign, re-engineering and equipment replacement work and to operate this new facility at greatly reduced output levels. A design and retrofit program began in late 1999 and continued throughout 2000, during which time we produced only slightly over 33,000 metric tons of liquid pig iron during the first two quarters of 2000, or 14% of capacity.

     In early July 2000, Iron Dynamics suspended operations to effect certain pre-planned repairs, including the installation of a new submerged arc furnace and a number of additional capital projects, including the installation of two hot briquetters, a new off-gas system for the submerged arc furnace, a sludge reclamation system, and a hot pan conveyance system. In March 2001, Iron Dynamics restarted the facility. However, while we believed that Iron Dynamics had corrected many of the deficiencies as a result of higher than expected start-up and process refinement costs, low production quantities, exceptionally high energy costs and historically low steel scrap pricing, we again suspended Iron Dynamics' ironmaking operations in July 2001, with no specific date set for resumption of actual production.

     As of March 31, 2002, our equity investment in the Iron Dynamics project was $159 million.

     We believe that even with additional development and refinement to the equipment, technology systems and processes, the Iron Dynamics facility may only be able to achieve monthly output levels between 75%-85% of our original estimates, resulting in higher unit costs than originally planned. We currently estimate that these developments and refinements, if implemented, would cost approximately $15 million. However, we are entitled to a $6 million refund from one of our equipment manufacturers in connection with these improvements, which we would expect to apply toward this cost. We are currently evaluating the entire project, its costs and its potential benefits. On July 10, 2002, we announced that we expect to begin experimental production trials in the fourth quarter of 2002. If these trials prove successful, we could begin commercial production in 2003. However, our Iron Dynamics facility may never become commercially operational. We refer you to "Risk Factors -- Technology, operating and start-up risks associated with our Iron Dynamics scrap substitute project may prevent us from realizing the anticipated benefits from this project and could result in a loss of our investment" for additional information.

     NEW MILLENNIUM FACILITY

     In September 1999, we and New Process Steel Holding Co., Inc., a major processor and distributor of coated flat-rolled products, organized New Millennium, an Indiana limited liability company. Our ownership interest is 46 1/2%, but our vote is determinative on all material matters requiring an affirmative vote, except for some matters relating to activities outside the ordinary course of business, which require a unanimous vote. At March 31, 2002, our financial investment in New Millennium was $5 million, and we have unconditionally guaranteed $3 million of the $18 million of debt outstanding under the New Millennium credit agreement.

     New Millennium began construction of its manufacturing facility in Butler, Indiana, on its own site, in December 1999 and substantially completed the facility in the second quarter of 2000 for a total capital cost of approximately $23 million. New Millennium purchases rolled steel for its joist and deck operation from us as well as from third party steel suppliers. New Millennium operates in a 242,000 square foot facility on 96 acres in Butler, Indiana and ships its products through outside freight companies to customers. New Millennium does not perform any construction work at the job site. New Millennium also operates a 17,000 square foot engineering and administrative office on its Butler site.

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

PRODUCTS AND CUSTOMERS

     BUTLER FLAT-ROLLED MINI-MILL

     Products. Our Butler mini-mill produces hot-rolled products that include a variety of high quality mild and medium carbon and high strength low alloy hot-rolled bands in 40 inch to 62 inch widths and in thicknesses from .500 inch down to .080 inch. During each of 2000 and 2001, we produced 1.3 million tons of these hot-rolled products.

     We also produce an array of lighter gauge hot-rolled products, ranging in thickness from .080 inch and thinner, including high strength low alloy 80,000 minimum yield and medium carbon steels made possible by the addition of our seventh hot-rolling stand. These products are suitable for automobile, truck, trailer and recreational vehicle parts and components, mechanical and structural steel tubing, gas and fluid transmission piping, metal building systems, rail cars, ships, barges, and other marine equipment, agricultural equipment and farm implements, lawn, garden, and recreation equipment, industrial machinery and shipping containers. We believe that our basic production hot band material has shape characteristics that exceed those of the other thin-slab flat-rolled mini-mills and compares favorably with those of the integrated mills. In addition, as a result of our lighter gauge hot-rolling capabilities, we are now able to produce hot-rolled hot-dipped galvanized and galvannealed steel products. These products are capable of replacing products that have traditionally only been available as more costly cold-rolled galvanized or cold-rolled galvannealed steel. During 2000 and 2001, we produced 677,000 and 751,000 tons of these lighter gauge hot-rolled products, respectively.

     In our cold mill, we also produce hot-rolled pickled and oiled, hot-rolled hot dipped galvanized, hot-rolled galvannealed, cold-rolled hot dipped galvanized, cold-rolled galvannealed and fully processed cold-rolled sheet.

     Customers. The following tables show information about the types of products we produced and the types of customers we sold to in 2000 and 2001:

                                                              2000   2001
                                                              ----   ----
PRODUCTS:
Hot band....................................................   41%    40%
Pickled and oiled...........................................    8     12
Cold-rolled.................................................   19     14
Hot-rolled galvanized.......................................   16     17
Cold-rolled galvanized......................................   16     17
                                                              ---    ---
     Total..................................................  100%   100%
                                                              ===    ===
CUSTOMERS:
Service center (including end-user intermediaries)..........   88%    82%
Pipe and tube...............................................    8      5
Original equipment manufacturer.............................    4     13
                                                              ---    ---
     Total..................................................  100%   100%
                                                              ===    ===

     During 2001, we sold our products to approximately 246 customers. In 2001, our largest customers were Heidtman, Worthington Steel and Metals USA, which in the aggregate accounted for approximately 29% of our total net sales. Heidtman accounted, individually, for approximately 19%, 21% and 18% of our net sales in 1999, 2000 and 2001, respectively. Metals USA filed for Chapter 11 bankruptcy protection on November 14, 2001 and received from the Bankruptcy Court final approval of a debtor-in-possession financing facility in January 2002.

     Steel processors and service centers typically act as intermediaries between primary steel producers, such as us, and the many end-user manufacturers that require further processing of hot bands. The additional processing performed by the intermediate steel processors and service centers include pickling, galvanizing, cutting to length, slitting to size, leveling, blanking, shape correcting, edge rolling, shearing and stamping. Notwithstanding the completion of our cold mill and our increased utilization in our own cold finishing facility for a considerable portion of our hot band production, we expect that our intermediate steel processor and service center customers will remain an integral part of our customer base. Our sales outside the continental United States accounted for less than 2% of our total net sales in 2001.

     COLUMBIA CITY STRUCTURAL STEEL AND RAIL MINI-MILL

     Products. When our structural steel mini-mill is completed, we expect to have the capability to produce various structural steel products such as wide flange beams, American Standard beams, miscellaneous beams, "H" piling material, sheet piling material, American Standard and miscellaneous channels, bulb angles, and "zees." The following listing shows each of our proposed structural steel products and their intended markets:

PROPOSED PRODUCT                        PROPOSED MARKET
----------------                        ---------------
Wide flange, American Standard and
  miscellaneous beams................   Framing and structural girders, columns, bridge
                                        stringers, ribs or stiffeners, machine bases or
                                        skids, truck parts and construction equipment
"H" piling...........................   Foundational supports
Sheet piling.........................   Temporary or permanent bulkhead walls,
                                        cofferdams, shore protection structures, dams
                                        and core walls
Channel sections.....................   Diaphragms, stiffeners, ribs and components in
                                        built-up sections
Bulb angles and zees.................   Steel building components

     Customers. We expect that the principal customers for our structural steel products will be steel service centers, steel fabricators and various manufacturers. Service centers, though not the ultimate end-user, provide valuable mill distribution functions to the fabricators and manufacturers, including small quantity sales, repackaging, cutting, preliminary processing and warehousing. We expect that a majority of our structural steel products will be sold to service centers.

     The marketplace for steel rails in the United States and Canada is relatively small, approximately 800,000 tons in 2001, and specialized, with only approximately six Class 1 railroad purchasers: Burlington Northern/Santa Fe, Union Pacific, Canadian Pacific Railway, Norfolk Southern, CSX Transportation and Canadian National Railway. These purchasers account for approximately 600,000 tons of annual production. Rail contractors, transit districts and short-line railroads purchase the rest of the rail products.

     We intend to produce rail in standard and premium or head-hardened grades, in a range of weights from 115 lbs. per yard to 141 lbs. per yard, in length from the traditional 80 feet up to 240 feet initially and, ultimately, to 320 feet. We also intend to weld these 240/320 foot rails into 1,600 foot strings for delivery to the installation site. Such long strings offer substantial savings both in terms of initial capital cost and through reduced maintenance. In contrast, current production of rail in the United States, and available imported rail, is limited to 80-foot lengths, as a result of existing plant layout restrictions and the physical limitations of ocean freight. The more welded joints there are in a mile of track, the greater the maintenance cost to the railroad due to excessive wear and fatigue cracking at the welds.

     NEW MILLENNIUM FACILITY

     Products. New Millennium fabricates trusses, girders, steel joist and steel decking for the construction industry. Specifically, New Millennium manufactures a complete line of joist products, including bowstring, arched, scissor, double-pitched and single-pitched joists. Decking products include a full range of roof, form, and composite floor decks.

     Customers. New Millennium's primary customers are non-residential contractors. Significant portions of New Millennium's sales are to customers from outside Indiana, with a concentration in the Upper Midwest area of the United States. We believe that the Upper Midwest presently enjoys the highest non-residential building spending in the country.

COMPETITION

     BUTLER FLAT-ROLLED MINI-MILL

     Our hot-rolled products compete with many North American integrated hot-rolled coil producers, such as National Steel Corporation's plants near Detroit, Michigan and Granite City, Illinois; Ispat Inland Inc.'s plant in East Chicago, Indiana; Bethlehem Steel Corporation's plants in Burns Harbor, Indiana and Sparrows Point, Maryland; U.S. Steel's plants in Gary, Indiana, Dravosburg, Pennsylvania and Fairfield, Alabama; and AK Steel Corporation's plant in Middletown, Ohio. We will also compete with International Steel Group, which recently purchased out of bankruptcy LTV Steel Corporation's former steelmaking facilities at Cleveland, Ohio and Indiana Harbor, Indiana. We also compete with companies that convert steel slabs into sheet steel, such as Duferco Steel in Farrell, Pennsylvania.

     Our hot-rolled products also compete with the products of a number of hot-rolled mini-mills, such as Nucor Corporation's 1.6 million ton capacity plant in Crawfordsville, Indiana, its 1.7 million ton capacity plant in Hickman, Arkansas and its 2.0 million ton capacity plant in Berkeley, South Carolina; Gallatin Steel Company's 1.2 million ton capacity plant in Ghent, Kentucky; and North Star BHP Steel LLC's 1.2 million ton capacity plant in Delta, Ohio. These mini-mills have low cost structures and flexible production capabilities that are more akin to ours than to those of the integrated producers.

     With the exception of Gallatin Steel, we compete with these same producers for the sale of our cold-rolled and coated products. We also compete with a number of companies, such as Worthington Steel of Columbus, Ohio, Winner Steel of Youngstown, Ohio and Metaltech of Pittsburgh, Pennsylvania, which buy their hot-rolled or cold-rolled bands from other producers and then convert them into products that are competitive with ours.

     COLUMBIA CITY STRUCTURAL STEEL AND RAIL MINI-MILL

     Our structural steel products will compete with a sizable number of electric arc furnace structural steelmakers, some of which have cost structures and flexible management cultures similar to our own. Notable competitors will include Nucor Steel in Berkeley, South Carolina; Nucor-Yamato Steel in Blytheville, Arkansas; and TXI-Chaparral Steel in Midlothian, Texas and in Petersburg, Virginia. There are also a number of smaller competitors, including Ameristeel in Cartersville, Georgia; Bayou Steel in Laplace, Louisiana; and J&L Structural Steel in Aliquippa, Pennsylvania. The Nucor mini-mills and the TXI-Chaparral mini-mills accounted for over 89% of the tons produced in North America in 2001. We also believe, however, that both geography and product choice will play significant roles. There are currently no other structural mills located in the Midwest, one of the largest structural steel consuming regions in the United States, and we believe we will be able to provide freight-saving and customer service benefits to end users, service centers and fabricators located in the region. We also believe that most of Canada's structural steel consumption is located in Canada's eastern provinces, closer to us than to either of our two largest competitors. Moreover, we intend to provide a broad product mix, focusing on the mid-range and larger section served only by Nucor Yamato Steel and TXI-Chaparral from locations more remote than our mini-mill.

     The rail market is presently principally served by two producers: Rocky Mountain Steel, a division of Oregon Steel Mills, Inc. in Pueblo, Colorado, and Pennsylvania Steel Technologies, a subsidiary of Bethlehem Steel Corporation in Steelton, Pennsylvania. Each of these producers has the capability to produce either standard or premium rail, although neither is equipped to produce rail in 240-foot or 320-foot lengths as we will do. Our rail products will also compete with similar products from a number of high quality integrated and electric furnace steel producers in Europe and Asia, including British Steel, Voest-Alpine Schienen, Nippon Steel and NKK.

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

     NEW MILLENNIUM FACILITY

     New Millennium's main competitors on a national level in the joist business are Vulcraft, a division of Nucor; Canam; and SMI, a division of Commercial Metals. In the steel decking business, New Millennium's main competitors on a national level are Vulcraft; Wheeling Corrugating Co., a division of Wheeling-Pittsburgh Steel Corp.; and United Steel Deck, Inc. New Millennium also has a number of competitors on a regional basis, located in the Upper Midwest, including Canam, Socar and Gooder-Henderson, as well as several local suppliers with facilities located in Pittsburgh, Cleveland, Detroit, Indianapolis, Chicago and Milwaukee.

SOURCES AND AVAILABILITY OF SCRAP AND SCRAP SUBSTITUTE

     Our principal raw material is scrap metal derived from, among other sources, junked automobiles, industrial scrap, railroad cars and railroad track materials, agricultural machinery and demolition scrap from obsolete structures, containers and machines.

     SCRAP

     Scrap is the single most important raw material used in our steelmaking process. The percentage of scrap used in our steelmaking operations may decline somewhat in future years, depending upon the proportion of scrap substitute products that may be used from time to time. Currently, scrap substitute products are not cost competitive with steel scrap.

     As it relates to final product quality, electric arc furnace steel producers, such as us, can normally only tolerate a maximum .2% level of residual materials such as non-ferrous metallic contamination from copper, nickel, tin, chromium, and molybdenum, which, once having been dissolved into steel cannot be refined out. In order for the scrap melt to provide this level of quality under present circumstances, the mill must use approximately 60% of "low residual" scrap or an equivalent material. Such low residual scrap generally takes the form of No. 1 dealer bundles, No. 1 factory bundles, busheling, and clips. We may then use various grades of higher residual, and thus less expensive, scrap, which can be blended with low residual scrap to keep within impurity tolerances.

     Many variables impact scrap prices, the most critical of which is U.S. steel production. Generally, as steel demand increases, so do scrap demand and resulting prices. The reverse is also normally but not always true, with scrap prices following steel prices downward where supply exceeds demand. During late 2000, the flood of imported steel, much of it unfairly traded, resulted in sharply reduced new steel production with corresponding decreases in the need for, and thus the price of, scrap. This corresponding decrease in the price of scrap mitigated somewhat the impact of sharply declining prices for our new steel products during 2000 and 2001 and enabled us to maintain some modest profit margins despite the severe market dislocation. The precipitous decline in scrap prices in 1999 and 2000 caused dealers to retain their inventories and to withhold them from sale, thus causing some short-term supply shortages even in the face of a supply/demand inversion at the consumer levels.

     Nonetheless, we believe that the demand for low residual scrap will rise more rapidly than the supply in the coming years, especially with the increased number of electric arc furnace mini-mills that have been built or commenced operations in recent years. As a result, in order to maintain an available supply of scrap at competitive market prices, we seek to maintain a strong and dependable source through which to purchase scrap of all grades, including low residual scrap, and have been attempting to develop our own "captive" scrap substitutes supply.

     Since our inception, we have insured a stable scrap supply for our Butler mini-mill through an exclusive scrap supply agreement with OmniSource, which extends at least through December 31, 2002. We are currently negotiating a new scrap purchasing agreement with OmniSource, and we have an agreement in principle for the exclusive provision of 80% of our scrap needs for a period of two and a half years. These terms are subject to change, however, as a definitive agreement has yet to be signed. We are also evaluating the establishment of additional relationships with other major scrap suppliers as well as the establishment of a direct scrap purchasing capability for all or a portion of our remaining scrap needs.

     SCRAP SUBSTITUTES

     Direct reduced iron, hot briquetted iron and pig iron can substitute for a limited portion of the steel scrap used in electric furnace mini-mill steel production. Historically, we have used a relatively small percentage of scrap substitutes in our melt mix. In 2001, the percentage of scrap substitutes we used in our melt mix was 15% by weight, mainly solid and generally imported pig iron. During 2001, we purchased approximately 232,000 tons of solid pig iron, of the 1.7 million tons of metallics that we purchased. We also bought minimal quantities of direct reduced iron and hot briquetted iron. All of these scrap substitute purchases were made on the spot market at prevailing market prices, and we do not anticipate any difficulty in the future in purchasing whatever quantities we wish, if any, of these materials.

     During 2001, prior to the July shutdown of operations, we purchased 22,000 metric tons of Iron Dynamics' liquid pig iron. We have an "off-take" agreement with Iron Dynamics that obligates us to purchase Iron Dynamics' output of liquid pig iron, generally at a market based formula price, but this agreement is only operative if and to the extent that Iron Dynamics is able to produce liquid pig iron meeting the product specifications prescribed by us in the agreement.

ENERGY RESOURCES

     ELECTRICITY

     With respect to our Butler mini-mill, our electric service contract with American Electric Power extends through December 31, 2007. The contract designates only 185 hours annually as "interruptible service" during 2001 and these interruptible hours further decrease annually through expiration of the agreement. The contract also provides that the circumstances necessary to warrant any hours of service interruptions must be of an emergency nature and not related to price and demand. The contract also establishes an agreed fixed rate for the rest of our electrical usage. Interruptible service subjects us to the risk of interruption at any time in the operation of the AEP system, whether as a result of an AEP peak demand, or even if AEP were able to obtain a higher market price from an alternate buyer.

     With respect to our Columbia City structural steel and rail mini-mill, the plant site is located within the service territory of Northeast Indiana R.E.M.C., a rural electric cooperative and a member of the Wabash Valley Power Association. We have not yet finalized any electricity supply arrangements for this mini-mill, but, once finalized, we will be required to arrange power transmission over lines owned by American Electric Power.

     GAS

     We use approximately 9,000 to 11,000 decatherms of natural gas per day in our Butler flat-rolled mini-mill. A decatherm is equivalent to 1 million BTUs or 1,000 cubic feet of natural gas. We have a delivery contract on the Panhandle Eastern Pipeline that extends through April 2008 relating to our Butler mini-mill. We also have a delivery contract with NIPSCO/NIFL/Crossroads that extends through October 2005 relating to our Butler mini-mill. We maintain a liquid propane storage facility on site in Butler with sufficient reserves to sustain operations at our flat-rolled mini-mill for approximately one week in the event of an interruption in the natural gas supply.

     With respect to our structural steel and rail mini-mill, we have entered into an agreement with NIPSCO for gas service under its Rate Schedule 330, which will provide firm burnertip supply and transportation service for all natural gas requirements at this mini-mill. The agreement includes a volume-dependent transportation fee and forgoes all balancing charges. This agreement precludes the need for a separate pipeline transportation agreement. The agreement is for a period of three years, beginning with the first use of gas in production. We anticipate purchasing gas at market prices at commencement of operations. However, we expect to minimize price volatility by entering into hedging transactions on the futures markets.

     OTHER

     We use oxygen, nitrogen, hydrogen and argon for production purposes, which for our Butler mini-mill, we purchase from the adjacent plant of Air Products and Chemicals, Inc. Air Products uses its plant not only to supply us but also to provide oxygen and other gases to other industrial customers. As a result, we have been able to effect very favorable oxygen and other gas purchase prices on the basis of Air Products' volume production. Praxair, Inc. is building a similar facility within our Columbia City mini-mill. Praxair will be a captive facility to our Columbia City mini-mill.

PATENTS AND TRADEMARKS

     We have a trademark for the mark "SDI" and an accompanying design of a steel coil and a chevron. Our Iron Dynamics subsidiary has filed five patent applications with the U.S. Patent and Trademark Office relating to its methods of producing low sulfur liquid pig iron. As of the date of this filing, we have received three of those patents.

RESEARCH AND DEVELOPMENT

     At the present time, we engage in no third party research and development activities. Our Iron Dynamics subsidiary, however, has been engaged in research and development efforts in connection with its attempts to develop a process for the production of direct reduced iron and the conversion of that product into liquid pig iron. Most of this research and development effort has been conducted in-house by Iron Dynamics' officers and employees.

ENVIRONMENTAL MATTERS

     Our operations are subject to substantial and evolving environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to surface and ground water and to sewer systems, noise control and the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances. In particular, we are dependent upon both state and federal permits regulating discharges into the air or into the water in order to be permitted to operate our facilities. We believe that in all current respects our facilities are in material compliance with all provisions of federal and state laws concerning the environment and we do not believe that future compliance with such provisions will have a material adverse effect on our results of operations, cash flows or financial condition. Since environmental laws and regulations are becoming increasingly stringent and the subject of increasingly vigorous enforcement, our environmental capital expenditures and costs for environmental compliance will likely increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. The cost for current and future environmental compliance may also place U.S. steel producers at a competitive disadvantage with respect to foreign steel producers, which may not be required to undertake equivalent costs in their operations.

     Pursuant to the Resource Conservation and Recovery Act, or RCRA, which governs the treatment, handling and disposal of solid and hazardous wastes, the United States Environmental Protection Agency, or U.S. EPA, and authorized state environmental agencies conduct inspections of RCRA regulated facilities to identify areas where there may have been releases of solid or hazardous constituents into the environment and require the facilities to take corrective action to remediate any such releases. RCRA also allows citizens to bring certain suits against regulated facilities for potential damages and clean up. Our steelmaking facilities are subject to RCRA. While we cannot predict the future actions of the regulators or other interested parties, the potential exists for required corrective action at these facilities, the costs of which could be substantial.

     Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. EPA and, in some instances, private parties have the authority to impose joint and several liability for the remediation of contaminated properties upon generators of waste, current and former site owners and operators, transporters and other potentially responsible parties, regardless of fault or the legality of the original disposal activity. Many states, including Indiana, have statutes and regulatory authorities similar to CERCLA and to the U.S. EPA. We have a number of waste handling agreements with various contractors, including a hazardous waste disposal agreement with Envirosafe Services of Ohio, Inc. to properly dispose of our electric arc furnace dust and certain other waste products of steelmaking. However, we cannot assure you that, even if there has been no fault by us, we may not still be cited as a waste generator by reason of an environmental clean up at a site to which our waste products were transported.

     In addition to RCRA and CERCLA, there are a number of other environmental, health and safety laws and regulations that apply to our facilities and may affect our operations.

     COLUMBIA CITY MINI-MILL AIR PERMIT

     There is a pending U.S. EPA administrative enforcement action alleging that the company began actual construction of the Columbia City mini-mill before it had received full approval of its prevention of significant deterioration, or PSD, permit. Actual construction of the Columbia City mini-mill was not allowed to begin until its PSD air permit became effective on April 23, 2001, although certain site preparation activities were permissible beforehand. The company believes that the Columbia City mini-mill site activities were and are in material compliance with the applicable laws and regulations and have provided information to the U.S. EPA, which we believe demonstrates our compliance. Nevertheless, the February 16, 2001 U.S. EPA Notice of Violation relating to this matter has not yet been resolved, and we cannot predict what the outcome will be or when it may be reached. As with any enforcement action, substantial monetary fines and penalties are possible.

     BUTLER MINI-MILL RELEASE REPORTING

     On September 27, 2001, the U.S. EPA sent the company a pre-filing notice letter alleging certain reporting violations of the Emergency Planning and Community Right-to-Know Act, or EPCRA, and of CERCLA. Under these laws, releases of regulated chemicals above set threshold quantities must be reported immediately. The allegations stem from one or more accidental releases of spent pickle liquor on the Butler mini-mill site and into adjacent waterways in January 1999. U.S. EPA's letter indicates the agency is seeking $145,200 in civil penalties, although that amount is subject to change. On October 31, 2001, the company responded to the allegations. This matter is ongoing, and the outcome and timing of this contemplated enforcement action cannot be predicted at this time.

     BUTLER MINI-MILL AIR EMISSIONS

     There is also a pending U.S. EPA September 27, 2001 Notice of Violation alleging a number of air emissions-related violations at the Butler mini-mill between July 1996 and May 2000. The company met with U.S. EPA on November 15, 2001, to discuss the issues raised in the Notice of Violation. The U.S. EPA has not disclosed the amount of civil penalties it is seeking. As with any ongoing administrative enforcement action, the company cannot predict what the outcome will be or when it may be reached.

EMPLOYEES

     Our work force consisted of 725 employees at March 31, 2002, excluding employees then employed by New Millennium and Paragon Steel Enterprises. None of Steel Dynamics', New Millennium's or Paragon Steel Enterprises' employees are represented by labor unions. We believe that our relationship with our employees is good.

PROPERTIES AND FACILITIES

     Our corporate headquarters are located in our new building in Fort Wayne at 6714 Pointe Inverness Way, Suite 200. We currently occupy approximately 10,000 square feet of a 50,000 square foot office building we constructed during 2000. The building is in a prime commercial real estate location and we are presently in the process of leasing the balance of office space to commercial tenants. Our plant and administrative offices that serve our Butler mini-mill are located on approximately 840 acres, in Butler, DeKalb County, Indiana. During 1999, we purchased approximately 108 acres of additional unimproved farmland contiguous or in close proximity to our Butler mini-mill for future development. Iron Dynamics' facility is located on approximately 26 acres, within the footprint of our Butler, Indiana mill site, that are leased from us under a long-term lease at nominal consideration. Our Columbia City structural steel and rail mini-mill is situated on a 609-acre tract of land in Columbia City, Indiana.

LEGAL PROCEEDINGS

     H&M Industrial Services, Inc., formerly known as National Industrial Services, Inc., filed an action on January 24, 2001, against our subsidiary Iron Dynamics in the Circuit Court of DeKalb County, Indiana, Cause No. 17C01-0101-CP-016. They are asking for damages of approximately $1.7 million arising out of work allegedly performed by H&M, for which they claim they have not been paid, in connection with the construction of Iron Dynamics' ironmaking facility. We have denied all liability to H&M for any amount and believe that we have adequate defenses to such claims, both factually and legally, under the governing construction contracts and documents.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table sets forth information regarding our directors and executive officers as of March 31, 2002.

NAME                                     AGE                      POSITION
----                                     ---                      --------
Keith E. Busse.........................  59    President, Chief Executive Officer and
                                               Director
Mark D. Millett........................  42    Vice President and General Manager of the
                                               Flat-Roll Division and Director
Richard P. Teets, Jr. .................  46    Vice President and General Manager of the
                                               Structural Division and Director
Tracy L. Shellabarger..................  45    Vice President of Finance, Chief Financial
                                               Officer and Director
Leonard Rifkin.........................  71    Director
John C. Bates..........................  58    Director
Dr. Jurgen Kolb*.......................  59    Director
Joseph D. Ruffolo*.....................  60    Director
Naoki Hidaka...........................  47    Director
James E. Kelley*.......................  83    Director
Richard J. Freeland....................  65    Director
Paul B. Edgerley.......................  46    Director

---------------

* Member of the Audit Committee

     Keith E. Busse co-founded our company in September 1993 and has been our President and Chief Executive Officer and a director since inception. Mr. Busse is also the President and Chief Executive Officer and a director of Iron Dynamics. Prior to 1993, for 21 years, he worked for Nucor Corporation as Division Controller, as Vice President and General Manager of its Vulcraft Division and as Vice President and General Manager of its Fastener Division. In 1987, he was given the responsibility to coordinate and direct the building in Crawfordsville, Indiana of the world's first thin-slab flat-rolled mini-mill. Mr. Busse remained with Nucor's Crawfordsville Division as its Vice President and General Manager until his resignation in August 1993. Mr. Busse is a director of Tower Financial Corporation, a bank holding company.

     Mark D. Millett co-founded our company in September 1993 and was our Vice President of Melting and Casting until 1998. Since then he has served as Vice President and General Manager of our Flat-Roll Division. Mr. Millett has been a director since 1993. He is also a Vice President and director of Iron Dynamics. Previously, from 1982 to 1993, Mr. Millett worked for Nucor as chief metallurgist at its Darlington, South Carolina facility, and then as manager of its Hazelett thin-slab casting project in 1985. In 1987, he joined Mr. Busse's senior management team to help build the Nucor Crawfordsville mini-mill, and from 1987 until his resignation in August 1993, Mr. Millett served as Melting and Casting Manager for the Crawfordsville mini-mill.

     Richard P. Teets, Jr. co-founded our company in September 1993 and was our Vice President of Rolling and Finishing until 1998. Since then he has served as Vice President and General Manager of our Structural Division. Mr. Teets has been a director since 1993. Previously, Mr. Teets worked for LTV Steel Co., Inc. in the engineering, maintenance and production areas, and in 1987 was hired by Nucor to be one of the senior managers of the construction of the Crawfordsville mini-mill. In 1991, Mr. Teets assumed the responsibilities for the Crawfordsville mini-mill's cold-rolling and finishing operations as Manager.

     Tracy L. Shellabarger joined our company as its Vice President of Finance and Chief Financial Officer and director in July 1994. He is also Vice President of Finance and Chief Financial Officer of Iron Dynamics. Previously, from 1987 to 1994, Mr. Shellabarger worked for Nucor, first as its Manager of Internal Audit in its

Charlotte, North Carolina office, and then as its Controller at the Crawfordsville mini-mill. He also served as a member of the senior management team that constructed and operated that facility for Nucor.

     Leonard Rifkin was elected a director of our company in September 1994. Mr. Rifkin has been the President and Chief Executive Officer and a director of OmniSource from 1959 to the present and, since September 1996, has also served as Chairman of the Board. He is also a director of Tower Financial Corporation, a bank holding company.

     John C. Bates was elected a director of our company in September 1994. Mr. Bates is the President, Chief Executive Officer and a director of Heidtman, which he joined in 1963, and for which he has served as President, Chief Executive Officer and a director since 1969.

     Dr. Jurgen Kolb was initially elected a director of our company in April 1996 and is a member of our audit committee. Dr. Kolb is also a director of Iron Dynamics. Dr. Kolb was a member of the executive board of Salzgitter AG, a German steelmaker, and, from 1986 to 2001, served as its Director of Sales. He retired from Salzgitter AG in 2001.

     Joseph D. Ruffolo was elected a director of our company in 1999. Mr. Ruffolo has been a principal of Ruffolo Benson LLC (formerly Ruffolo Richard
LLC), a business and financial consulting firm, since 1994. Prior to that, Mr. Ruffolo was the President and Chief Executive Officer of North American Van Lines, Inc. Mr. Ruffolo is a member of our audit committee. Mr. Ruffolo is also a director of Tower Financial Corporation, a bank holding company.

     Naoki Hidaka was elected a director of our company in 2001. Mr. Hidaka is Senior Vice President and General Manager of the Chicago Office, and General Manager of the Rolled Steel & Ferrous Raw Materials Division, of Sumitomo Corporation of America. Prior to that, from June 1998 to March 2001, Mr. Hidaka was Vice President and Chief Financial Officer of Auburn Steel Company, Inc. and from March 1998 to May 1998, Deputy General Manager of Steel Business Planning and Investment. From May 1995 to February 1998, he was Manager, Plate Export with Sumitomo Corporation of Japan.

     James E. Kelley has been a director of our company since 2000. For over the past five years, Mr. Kelley has been the Chairman of Kelley Automotive, Inc. and various affiliated companies that own and operate approximately 18 franchised auto dealerships in Indiana and Georgia. In addition, Mr. Kelley is the owner of Jim Kelley Leasing and Kelley Cars, Inc., fleet automobile and truck leasing companies; Midwest Auto Parts, a wholesale supplier of car and truck parts; Consolidated Airways, a fixed based operator at Fort Wayne International Airport; and Kelley Grain Co. and Trans Oil Ltd., seed and grain enterprises operating in the Republic of Moldova.

     Richard J. Freeland has been a director of our company since 2000. For over the past five years, Mr. Freeland has been the President and Chief Executive Officer of Pizza Hut of Fort Wayne, Inc. and six affiliated companies that own and operate approximately 41 Pizza Hut franchised restaurants in Indiana and Ohio.

     Paul B. Edgerley has been a director of our company since 2002 and was a director of our company from 1994 to 1999. Mr Edgerley has been Managing Director of Bain Capital, Inc. (venture capital) since May 1993 and, from 1990 to 1993, a general partner of Bain Venture Capital. He is also a director of Sealy Corporation, Anthony Crane Rental LP and Walco International, Inc.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The board of directors consists of twelve persons, each serving a one-year term of office expiring at our Annual Meeting in 2003. Under our bylaws, however, the board of directors may amend the bylaws to specify a greater or lesser number of directors.

     During 2001, we held five regularly scheduled and special meetings of the board of directors. All directors attended at least 75% of the meetings of the board and of the various committees on which they served during 2001.

     We have an audit committee to which our financial and legal personnel, as well as our independent auditors, have free access. We established the audit committee to make recommendations to the board of directors with respect to our accounting policies, internal controls, financial reporting practices, contingent risks, and risk management strategies and plans, the services and fees of our independent auditors, and the selection of our independent auditors. The audit committee, which consists of three non-employee directors, met five times during 2001.

DIRECTOR COMPENSATION

     We pay non-employee director fees of $3,000 per board of directors meeting and $1,500 per board of directors' committee meeting. In addition, we have a board of directors and stockholder approved Non-Employee Director Stock Option Plan. Under the plan, each person who is a member of the board of directors and who is not an officer or employee of our company on May 21 and November 21 of each year during the term of the plan is automatically granted on each such date a nonstatutory stock option, which vests and is exercisable in six months and which expires in five years. Each option grant allows the holder to purchase shares of our common stock equal to the number of whole shares, rounded up or down, calculated by dividing a grant value of $15,000 by the fair market value of our common stock on the date such option is granted. The purchase price must be 100% of the fair market value of the shares on the grant date.

                           RELATED PARTY TRANSACTIONS

HEIDTMAN CONTRACT

     During 2000 and 2001, we sold approximately 428,000 tons and 405,000 tons of our steel products to Heidtman for $142.8 million and $112.3 million, representing approximately 21% and 18% of our total net sales for each year, respectively. For the three months ended March 31, 2002, we sold approximately 104,300 tons of our steel products to Heidtman for $27.8 million, representing approximately 17% of our total net sales for that period. We have a long-term "off-take" agreement with Heidtman that extends through March 2007. Under the off-take agreement, Heidtman is obligated to buy and we are obligated to sell to Heidtman at least 76,000 tons of our hot band products per quarter or 336,000 tons annually and at least 15,000 tons of our cold-rolled products per quarter or 60,000 tons annually. Our pricing to Heidtman is determined by either a market or a spot market pricing formula. For market priced sales of hot-rolled steel, pricing is determined on an "all-in" cost plus basis, together with all published extras. For spot market sales of hot-rolled steel, pricing is determined on the basis of a discounted market index. Pricing for cold-rolled products is determined on a marginal revenue basis over hot-rolled sheet. John Bates is the President and Chief Executive Officer of Heidtman, is a member of our board of directors and is the beneficial owner of 6.5% of our common stock as of March 31, 2002.

OMNISOURCE CONTRACT

     We have had an ongoing relationship with OmniSource, pursuant to which OmniSource has agreed to act as our exclusive scrap purchaser and to use its best efforts to locate and secure for us such scrap supplies as we may from time-to-time wish to purchase, at the lowest then available market prices for material of like grade, quantity and delivery dates. The cost to us of OmniSource-owned scrap is the price at which OmniSource, in bona fide market transactions, can actually sell material of like grade, quality and quantity. With respect to general market brokered scrap, the cost to us is the price at which OmniSource can actually purchase that scrap in the market, without mark-up or any other additional cost. For its services, OmniSource receives a commission per gross ton of scrap received by us at our mini-mill. All final decisions regarding scrap purchases belong to us, and we maintain the sole right to determine our periodic scrap needs, including the extent to which we may employ scrap substitutes in lieu of or in addition to scrap. No commission is payable to OmniSource for scrap substitutes purchased or manufactured by us. In addition, OmniSource maintains a scrap handling facility, with its own equipment and staff, on our plant site. OmniSource does not pay rent for this facility. The agreement extends at least through December 31, 2002. We are currently negotiating a new scrap purchasing agreement with OmniSource, and we have an agreement in principle for the exclusive provision of 80% of our scrap needs for a period of two and a half years. These terms are subject to change, however, as a definitive agreement has yet to be signed.

     During 2000 and 2001, we purchased 1.4 million tons of scrap, or 80% of our total scrap and scrap substitute purchases, and 1.5 million tons of scrap, or 87% of our total scrap and scrap substitute purchases, respectively, from OmniSource. For these purchasing services, we paid OmniSource fees of $4 million during 2000 and $4 million during 2001. For the three months ended March 31, 2002, we purchased approximately 310,600 tons of our total scrap from OmniSource, representing approximately 75% of our total scrap purchases for that period. We paid OmniSource fees of $869,725 during the first quarter of 2002 for these services. Leonard Rifkin, who is a member of our board of directors, is the Chairman of the board of directors of OmniSource and is also a stockholder of our company.

LICENSE AGREEMENT BETWEEN IRON DYNAMICS AND SUMITOMO

     Iron Dynamics has entered into a license agreement with Sumitomo Corporation of America, pursuant to which Sumitomo is authorized, on an exclusive world-wide basis, except within the United States and Canada, and except for additional plants that Iron Dynamics may wish to construct for its own use or for our use, to sublicense to others or to use certain proprietary know-how or other intellectual property that constitutes Iron Dynamics' scrap substitute manufacturing process or is part of the Iron Dynamics project and which may be developed by Iron Dynamics in connection with the manufacture of direct reduced iron or liquid pig iron.

Though Iron Dynamics' operations have been suspended, these license rights are still in effect, and, if Iron Dynamics' operations resume and its ironmaking process is ultimately proven to be commercially viable, Sumitomo could build and construct plants for the production of direct reduced iron and liquid pig iron, either for itself or for others within the licensed territory, for which Iron Dynamics would be entitled to receive a one-time license fee from Sumitomo, based on each plant's rated production capacity, plus a negotiated royalty fee for the use of Iron Dynamics' or our patents or know-how. As of March 31, 2002, Sumitomo had not licensed or sublicensed any facilities. Sumitomo Corporation of America is a stockholder and Mr. Naoki Hidaka who is a member of our board of directors is Senior Vice President and General Manager of the Chicago office and General Manager of the Rolled Steel and Ferrous Raw Materials Division of Sumitomo Corporation of America.

NEW MILLENNIUM JOINT VENTURE


     In September 1999, we and New Process Steel Holding Co., Inc., a major processor and distributor of coated flat-rolled products, organized New Millennium, an Indiana limited liability company. Our ownership interest is 46 1/2%, but our vote is determinative on all material matters requiring an affirmative vote, except for a limited number of matters specifically requiring a unanimous vote. Our financial investment in New Millennium was $5 million as of March 31, 2002. In addition, in connection with refinancing of New Millennium's credit facility pursuant to a Credit Agreement dated July 2, 2002, we have made a $2.5 million subordinated loan to New Millennium, and we have entered into a capital call agreement that requires us to make additional capital contributions up to an aggregate of $1.5 million under certain circumstances. We treat New Millennium as a consolidated subsidiary. New Millennium fabricates trusses, girders, steel joist and steel decking for the construction industry.


     New Millennium began construction of its manufacturing facility in Butler, Indiana in December 1999 and substantially completed the facility in the second quarter of 2000, at a total capital cost of approximately $23 million. New Millennium purchases rolled steel for its joist and deck operation from us as well as from third party steel suppliers, at market prices. New Millennium operates its facility on its own 96-acre plant site in Butler, Indiana.

     We believe that all of the transactions described in this section are on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 26, 2002, and as adjusted to reflect the sale of the common stock offered in this prospectus, by (i) each person known by us to be beneficial owner of more than 5% of our common stock, (ii) each director of our company, (iii) each named executive officer, (iv) all executive officers and directors as a group and (v) each selling stockholder. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by them.



                                             SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                             OWNED PRIOR TO THE                     OWNED AFTER THE
                                                  OFFERINGS         NUMBER OF          OFFERINGS
                                             -------------------   SHARES BEING   -------------------
NAME AND ADDRESS OF BENEFICIAL OWNERS         NUMBER     PERCENT     OFFERED       NUMBER    PERCENT
-------------------------------------        ---------   -------   ------------   --------   --------
Salzgitter AG..............................  4,889,865     9.8
  Eisenhuettenstrasse 99
  38223 Salzgitter, Germany
Heidtman Steel Products, Inc. .............  2,995,642     6.0
  HS Processing
  Centaur, Inc.
  640 Landy Road
  Erie, MI 48133
Keith E. Busse(1)..........................  1,286,505     2.6
Mark D. Millett(2).........................  1,117,049     2.2
Richard P. Teets, Jr.(3)...................  1,177,498     2.4
Tracy L. Shellabarger(4)...................    326,245       *
John W. Nolan(5)...........................     59,177       *
Leonard Rifkin(6)..........................    758,687     1.5
John C. Bates(7)...........................  3,001,167     6.0
Dr. Jurgen Kolb(8).........................      5,525       *
Naoki Hidaka(9)............................    925,648     1.9
Joseph D. Ruffolo(10)......................      9,525       *
Richard J. Freeland(11)....................      6,525       *
James E. Kelley(12)........................     12,754       *
Paul B. Edgerley(13).......................  1,273,707     2.6
Directors and Executive Officers as a Group
  (13 persons).............................  9,960,012    20.0
General Electric Capital Corporation.......    907,650     1.8
  1600 Summer Street, 5th Floor
  Stamford, CT 06927
Sumitomo Corporation of America............    924,197     1.9
  600 Third Avenue
  New York, NY 10016-2001


---------------

  *  Less than 1%

 (1) Includes 12,848 shares, of which 4,283 are not yet vested, received during 2001 pursuant to our Amended and Restated Officer and Manager Cash and Stock Bonus Plan. Also includes 608 shares of common stock held by Mr. Busse's son, with respect to which Mr. Busse disclaims beneficial ownership. In addition, includes 53,657 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (2) Includes 12,848 shares, of which 4,283 are not yet vested, received during 2001 pursuant to our Amended and Restated Officer and Manager Cash and Stock Bonus Plan. Includes 40,244 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (3) Includes 12,848 shares, of which 4,283 are not yet vested, received during 2001 pursuant to our Amended and Restated Officer and Manager Cash and Stock Bonus Plan. Also includes 8,000 shares of common stock owned by Mr. Teets' spouse, with respect to which Mr. Teets disclaims beneficial ownership. In addition, includes 40,244 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (4) Includes 11,306 shares, of which 3,769 are not yet vested, received during 2001 pursuant to our Amended and Restated Officer and Manager Cash and Stock Bonus Plan. Also includes 80,600 shares of common stock held by Mr. Shellabarger's spouse, and 4,800 shares owned by Mr. Shellabarger's spouse for the benefit of Mr. Shellabarger's minor children, with respect to all of which Mr. Shellabarger disclaims beneficial ownership. In addition, includes 40,244 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (5) Includes 5,319 shares, of which 1,773 are not yet vested, received during 2001 pursuant to our Amended and Restated Officer and Manager Cash and Stock Bonus Plan. Includes 30,185 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (6) Includes 6,000 shares of common stock held by Mr. Rifkin's spouse, with respect to which he disclaims beneficial ownership. Includes 5,525 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (7) Consists of all shares of common stock held of record by Centaur, Inc., HS Processing and Heidtman Steel Products, Inc., of which Mr. Bates is the President and Chief Executive Officer. Includes 5,525 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (8) Consists of 5,525 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

 (9) Includes 924,197 shares held of record by Sumitomo Corporation of America that Mr. Hidaka may be deemed to beneficially own due to his relationship with that entity and 1,451 shares subject to currently exercisable stock options or stock options exercisable within 60 days in favor of Mr. Hidaka. Mr. Hidaka, however, disclaims beneficial ownership of shares held by Sumitomo Corporation of America.

(10) Includes 1,000 shares held in Mr. Ruffolo's retirement plan. Also includes 1,000 shares held by Mr. Ruffolo's spouse, with respect to which he disclaims beneficial ownership. In addition, includes 5,525 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

(11) Includes 5,525 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

(12) Includes 5,525 shares subject to currently exercisable stock options or stock options exercisable within 60 days.

(13) Mr. Edgerley beneficially owns 67,207 of these shares. The balance of 1,206,500 shares are owned by Brookside Capital Partners Fund, L.P. over which Mr. Edgerley may be deemed to share voting or dispositive power. Mr. Edgerley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a brief description of the basic terms of our material indebtedness and that of our subsidiaries. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to the instruments governing the respective indebtedness, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

STEEL DYNAMICS SENIOR SECURED CREDIT AGREEMENT

     In March 2002, we entered into a new $350 million senior secured credit agreement in order to refinance our existing indebtedness and obtain additional working capital. Of the $350 million that was made available to us under the agreement, $75 million is in the form of a five-year revolving credit facility, $70 million is in the form of a five-year term A loan and $205 million is in the form of a six-year term B loan. In addition to customary fees payable under credit facilities of this type, the senior secured credit agreement bears interest at one of two rates selected by us, the Base Rate (as defined in the senior secured credit agreement) or the Eurodollar Rate (as defined in the senior secured credit agreement), plus in each case, an Applicable Margin. The Applicable Margin will be (a) for the first six months after the closing date for term A loans and the revolving loans, (i) in the case of Base Rate loans, 2.25% and (ii) in the case of Eurodollar Rate loans, 3.25%, (b) thereafter, for term A loans and the revolving loans, a percentage determined by reference to our leverage ratio ranging from .75% to 2.25% for Base Rate loans and from 1.75% to 3.25% for Eurodollar Rate loans and (c) for term B loans, (i) in the case of Base Rate loans, 2.75% and (ii) in the case of Eurodollar Rate loans, 3.75%.

     We may elect interest periods of 1, 2, 3 or 6 months. With respect to Eurodollar Rate loans, interest will be payable at the end of each interest period and, in any event, at least every three months for interest periods longer than three months. With respect to Base Rate loans, interest will be payable quarterly on the last business day of each fiscal quarter.

     The senior secured credit agreement is secured by liens and mortgages on substantially all of our personal and real property assets, by liens and mortgages on substantially all of the personal and real property assets of our wholly-owned subsidiaries and by pledges of all shares of capital stock and inter-company debt held by us and each wholly-owned subsidiary. Our wholly-owned subsidiaries guarantee our obligations under the senior secured credit agreement. As of March 31, 2002, we had borrowings of $275 million under our senior secured credit facilities, including $70 million outstanding under the term A loans and $205 million outstanding under the term B loans.

     The senior secured credit agreement contains financial covenants and other covenants that limit or restrict our ability to make capital expenditures, incur indebtedness, permit liens on our property, enter into transactions with affiliates, make restricted payments or investments, enter into mergers, acquisitions or consolidations, conduct asset sales, pay dividends or distributions and enter into other specified transactions and activities. We will also be required to prepay any amounts that we borrowed with the proceeds we receive from a number of specified events or transactions, including 50% of proceeds from this offering that exceed the first $50 million, to be applied pro rata to the term A and term B loans.

9 1/2% SENIOR NOTES DUE 2009

     In March 2002, we issued $200 million aggregate principal amount of senior unsecured notes due 2009. The senior notes bear interest at a rate of 9 1/2% per annum, payable semi-annually in arrears on each March 15 and September 15. The senior notes will mature on March 15, 2009.

     The senior notes are not redeemable at our option prior to March 15, 2006. At any time on or after March 15, 2006, the senior notes will be redeemable at our option, in whole or in part, at a premium declining ratably to par on March 15, 2008.

     The indenture governing the senior notes provides that, in the event of a change of control (as defined in the indenture), we will be required to make an offer to purchase the senior notes at a price of 101% of the aggregate principal amount thereof. The indenture also contains restrictive covenants, that, among other things, impose limitations on our ability to incur additional indebtedness, merge, consolidate or sell or dispose of all or substantially all of our assets, issue certain preferred stock, pay cash dividends or make distributions on account of our equity interest, repurchase equity and make certain other restricted payments, create certain liens, enter into transactions with our affiliates and sell assets.

IRON DYNAMICS SENIOR SECURED CREDIT FACILITY

     On January 28, 2002, we entered into an agreement with the Iron Dynamics lenders to extinguish the debt under the Iron Dynamics credit agreement at the end of March 2002. We complied with each of the settlement requirements, thus constituting full and final settlement of all of Iron Dynamics' obligations and our guarantees under the Iron Dynamics credit agreement, causing the Iron Dynamics credit agreement to terminate. In meeting the requirements of the settlement agreement, we paid $15 million in cash and issued an aggregate of $22 million, or 1.5 million shares of our common stock during March 2002. In addition, if Iron Dynamics resumes operations by January 27, 2007, and generates positive cash flow (as defined in the settlement agreement), we are required to make contingent future payments in an aggregate not to exceed $22 million.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as by the provisions of Indiana's law.

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share. As of March 31, 2002, there were 49,706,131 shares of common stock issued and 47,320,217 shares outstanding that were beneficially owned by approximately 7,600 stockholders. As of March 31, 2002, 2,499,391 shares of common stock were reserved for issuance upon exercise of outstanding stock options.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The Articles do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of common stock may elect all of the directors standing for election.

     All holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. Upon the liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to receive ratably the net assets of our company that are available after the payment of all debts and liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are, and the shares to be issued in the offering will be, validly issued, fully paid, and non-assessable.

CERTAIN PROVISIONS OF INDIANA LAW REGARDING TAKEOVERS

     As an Indiana corporation, we are subject to certain provisions of Indiana law which may discourage or render more difficult an unsolicited takeover of our company. There are two principal statutes relating to this issue that constitute part of the Indiana corporate law, the statute regulating "business combinations" and the statute regulating "control share acquisitions."

     Under Chapter 43 of the Indiana corporate law relating to "business combinations" a corporation (with 100 or more stockholders) may not engage in any "business combination" with any "interested" stockholder for a period of five years following the interested stockholder's "share acquisition date" unless the business combination or the purchase of shares made by the interested stockholder was approved by the corporation's board of directors prior to the interested stockholder's share acquisition date. The term "business combination" is broadly defined to apply to any merger or consolidation of the corporation and the interested stockholder, as well as any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in a single or a series of transactions) to or with the interested stockholder (or any affiliate or associate thereof) of any assets of the corporation if the transaction represents 10% or more of the corporation's assets, outstanding shares of stock, or consolidated net income of the corporation. Similarly, the issuance or transfer by the corporation of any of its (or its subsidiary's) stock that has an aggregate market value equal to 5% or more of all the outstanding shares of stock to the interested stockholder (or any affiliate or associate thereof) is a "business combination," except if it is in connection with the distribution of a dividend or the exercise of warrants paid or made pro rata to all stockholders. The term is applicable as well as to the adoption of any plan of liquidation or dissolution proposed by or under any understanding with an interested stockholder (or an affiliate or associate thereof), and to any reclassification of securities, recapitalization, merger or consolidation with any subsidiary, or any other transaction proposed by or under any arrangement with the interested stockholder or any affiliate or associate thereof) that has the "effect" of increasing the proportionate interest of the interested stockholder in the corporation.

     An "interested stockholder," as defined, is any person (other than the corporation or a subsidiary) that is the beneficial owner of 10% or more of the voting power, or an affiliate or associate of the corporation that at any time within the five prior years was the beneficial owner of 10% or more of the voting power. For purposes of the statute, the "share acquisition date" is the date upon which the person first becomes an interested stockholder of a corporation. So long as the board of directors does not approve of the business combination with the interested stockholder, the five-year "blackout" period, in which the business combination is prohibited, applies, and the board of directors is required to render its decision within a 30-day period (or sooner if required by the Securities Exchange Act of 1934).

     In addition to the absolute five-year business combination prohibition, the statute also requires that. any business combination between the corporation and an interested stockholder must satisfy additional statutory conditions. The board of directors must have approved of the business combination before the interested stockholder's share acquisition date or a majority of the outstanding voting stock not beneficially owned by the interested stockholder must have approved the business combination at a meeting held no earlier than five years after the interested stockholder's share acquisition date, or the business combination transaction must meet certain per share values to all stockholders (keyed to the highest per share price paid by the interested stockholder within the prior five-year period). All consideration must also be paid either in cash or in the same form as the interested stockholder has used to acquire the largest number of shares acquired by it. Furthermore, the statute requires an interested stockholder to purchase all remaining shares of stock, if any are purchased, not just one class or series.

     Under Chapter 42 of the Indiana corporate law the "control share acquisition" statute, "control shares" (shares that, in the election of directors, could exercise or direct the exercise of voting power of one-fifth, one-third or a majority or more of all of the voting power) of any "issuing public corporation" (one hundred or more stockholders, principal office or place of business, or substantial assets within Indiana, or 10% of its stockholders resident in Indiana) that are acquired in a "control share acquisition" by an "acquiring person" will be accorded only such voting rights, after the acquisition, as are specifically conferred by the stockholders, voting as a group, excluding all "interested shares." If a person holding "interested shares" engages in a control share acquisition of control shares, and the stockholders have not acted to specifically grant those acquired shares the voting rights they had prior to the control share acquisition, the acquired shares lose their voting rights. A majority of the shares (excluding interested shares) must be voted to confer voting rights upon the acquiring person. The only exemption from this statute is if the corporation's articles of incorporation or its bylaws provide that this statute does not apply to control share acquisitions of the corporation's shares, and such provisions must exist prior to the occurrence of any "control share acquisition." However, the Company does not have such a provision in either its Articles or in its Bylaws. Furthermore, if the Articles or Bylaws so provide (and the Articles and Bylaws do not so provide at this time), control shares acquired in a control share acquisition with respect to which the shares have not been accorded full voting rights by the stockholders can be redeemed by the corporation at "fair value." But if in fact the stockholders of the corporation do vote to accord full voting rights to the acquiring person's control shares, and if the acquiring person has acquired control with a majority or more of the voting power, all stockholders of the issuing public corporation are allowed to invoke dissenters' rights, providing "fair value" to them (defined as not less than the highest price paid per share by the acquiring person in the control share acquisition. In order to secure stockholder approval, as required, the acquiring person must deliver an acquiring person "statement" to the corporation, setting forth pertinent information concerning the identity of the acquiring person, the number of shares already owned, the range of voting power that the control share acquisition seeks, and the terms of the proposed acquisition. Thereafter, the directors for the issuing public corporation, within ten days, are required to call a special meeting of the stockholders to consider the voting rights issue, and the stockholders meeting must be held within 50 days after receipt of the statement by the issuing public corporation. The acquiring person can specifically request that the special stockholders meeting not be held sooner than thirty days after delivery of the acquiring person's statement to the issuing public corporation. The corporation's notice of the special stockholders meeting must be accompanied by the acquiring person's statement, as well as a statement by the Board of Directors of the corporation, concerning its position or recommendation (or that it is taking no position or making no recommendation) with respect to the voting rights issue in the proposed control share acquisition.

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

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

     Upon completion of this offering, we will have a total of 55,115,896 shares of common stock outstanding. Of these shares, 14,079,521 shares, plus any such shares which may be acquired by an "affiliate" of us as that term is defined in Rule 144 under the Securities Act, will be "restricted securities" as the term is defined by Rule 144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Steel Dynamics at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 permits resales of shares in reliance on Rule 144 but without compliance with specified restrictions of Rule 144. Any employee, officer or director of or consultant to Steel Dynamics who purchased his or her shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.


     In addition, some of our stockholders who have restricted shares also have registration rights with respect to their common stock. In accordance with the Registration Rights Agreement dated February 26, 2002, we have filed a registration statement under the Securities Act to register shares of common stock held by the Iron Dynamics bank lenders who receive restricted shares in connection with the settlement of the Iron Dynamics credit agreement. As of July 26, 2002, there were 436,150 remaining restricted shares held by one of these holders. In addition, other stockholders holding restricted shares have the right to require us to file a registration statement under the Securities Act to register their restricted shares of common stock under the Registration Agreement dated as of June 30, 1994. As of July 26, 2002, there were 13,643,371 remaining restricted shares held by these stockholders.


     We, our directors and executive officers, the selling stockholders and other stockholders, have entered into "lock-up" agreements with the underwriters, providing that we and they will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf on the underwriters, other than (1) the sale to the underwriters of the shares of common stock offered in this offering, (2) the issuance by us of shares of common stock upon the exercise of an option sold or granted pursuant to our existing benefit plans and outstanding on the date of this prospectus, or (3) transactions relating to shares of common stock or other securities acquired in open market transactions after completion of this offering.

     The preceding description does not include shares of common stock issuable upon the exercise of options granted under our stock option plans. We have registered on Form S-8 under the Securities Act shares of common stock issuable under options subject to our stock option plan thus permitting, subject to the lock-up agreements described above, the resale of such shares by nonaffiliates upon issuance in the public market without restriction under the Securities Act. As of June 30, 2002, 2,458,301 shares had been reserved by us for issuance pursuant to options granted under our stock option plans.

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

                  UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                      NON-U.S. HOLDERS OF OUR COMMON STOCK

     The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. In general, a "non-U.S. Holder" is any beneficial owner of our common stock that is not a United States person for such tax purposes, such as:

     - an individual who is neither a citizen nor a resident of the United
       States;

     - a corporation that is not created or organized in the United States or under the laws of the United States or of any state;

     - an estate, the income of which is not included in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust if either (a) a court within the United States is not able to exercise primary supervision over the administration of the trust or (b) no U.S. person has the authority to control all substantial decisions of the trust.

     This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of more than 5% of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

DISTRIBUTIONS ON OUR COMMON STOCK

     As previously discussed, we have not declared or paid distributions on our common stock since our initial public offering and do not expect to pay any distributions on our common stock in the foreseeable future. See "Dividend Policy." In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain. Dividends paid to non-U.S. holders on our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, non-U.S. holders must furnish to us or our paying agent a duly completed IRS Form W-8BEN or substitute form certifying the holder's qualification for the reduced rate. Where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may also be required to provide the certification.

     If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we will not have current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by Treasury regulations. If we or another withholding agent withholds tax on any such distribution that is made during a taxable year for which we have no earnings and profits, you may be entitled to a refund of the tax withheld which you may claim by filing a United States tax return.

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

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

     In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

     - the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, and if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

     - the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

     - we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such sale or other disposition or the period the non-U.S. holder held our common stock. If we were, or were to become, a U.S. real property holding corporation, gains realized upon a disposition of shares of our common stock by a non-U.S. holder which did not directly or indirectly own more than 5% of our common stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as our common stock is "regularly traded" (within the meaning of applicable Treasury Regulations) on an established securities market.

INCOME OR GAIN EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     If a non-U.S. holder of our common stock is engaged in a trade or business in the United States and if dividends on the common stock or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the non-U.S. holder's conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a resident of the United States. The non-U.S. holder will be required, under Treasury regulations, to provide a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from U.S withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

     Shares of our common stock that are owned or treated as owned by an individual who was a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

     The payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a foreign office of a foreign broker generally will not be subject to backup withholding and information reporting. However, information reporting (but not backup withholding) will apply to the payment of proceeds from a disposition of shares of our common stock effected outside the United States by a foreign office of a broker if the broker is:

     - a U.S. person;

     - a "controlled foreign corporation" for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

     - a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its file that the owner is a non-U.S. holder and certain other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or audited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

     The foregoing discussion of certain U.S. federal tax considerations is for general information only. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

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

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:



NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Morgan Stanley & Co. Incorporated...........................
J.P. Morgan Securities Inc. ................................
Goldman, Sachs & Co.........................................
Salomon Smith Barney Inc. ..................................
                                                                 ---------
     Total..................................................     9,200,000
                                                                 =========


     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus is subject to the approval of specific legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, if any are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be changed by the representatives.


     We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,380,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $          million, the total underwriters' discounts and commissions would
be $          million, the total proceeds to us would be $          and the
total proceeds to the selling stockholders would be $          .


     Each of us, our executive officers, directors, the selling stockholders and certain stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each of our executive officers, directors the selling stockholders and certain stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, it, he or she will not, during the period ending 90 days after the date of this prospectus make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

     The restrictions described in the preceding paragraph do not apply to:

     - the sale of shares to the underwriters under the underwriting agreement;

     - the issuance by us of shares of common stock upon the exercise of an option sold or granted pursuant to our existing benefit plans and outstanding on the date of this prospectus; and

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of the offerings.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     The underwriters and their affiliates have in the past provided, and may continue to provide from time to time, investment banking and general financing and banking services to us and our affiliates for which they have in the past received, and may in the future receive, customary fees. In connection with our senior secured credit agreement, we, Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc. and other lenders entered into a $350 million senior secured credit agreement in March 2002. We intend to repay a portion of the amounts outstanding under those facilities using proceeds from this offering. Because more than 10% of the net proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, the offering is being conducted in accordance with NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.


     In addition, Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and affiliates of J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. were underwriters for our initial public offering of common stock in November 1996. Morgan Stanley & Co. Incorporated and an affiliate of Salomon Smith Barney Inc. were underwriters for our public offering of 8,400,000 shares of our common stock in August 1997. Morgan Stanley & Co. Incorporated and an affiliate of J.P. Morgan Securities Inc. were placement agents for our private offering of senior notes in March 2002. Each underwriter received fees customary for performing those services.


     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Barrett & McNagny LLP, Fort Wayne, Indiana, will pass upon the validity of the shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York. Members of the firm of Barrett & McNagny LLP own shares of our common stock amounting to less than one-half of 1% of our outstanding shares.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report, which is included and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are included and incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Steel Dynamics and the shares of common stock offered, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such documents filed with the SEC.

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 233 Broadway, New York, New York 10279. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site http://www.sec.gov.

                    INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed.

     The documents we incorporate by reference are:

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

          2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

          3. Our Current Report on Form 8-K filed on May 10, 2002; and

          4. The description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on November 13, 1996.

     Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

     You may request a copy of these filings, at no cost, by writing or telephoning us. You may contact us at Steel Dynamics, Inc., 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804, Attention: Tracy L. Shellabarger, Chief Financial Officer, telephone number: 260-459-3553.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................   F-3
Consolidated Statements of Income for each of the three
  years in the period ended December 31, 2001...............   F-4
Consolidated Statements of Stockholders' Equity for each of
  the three years in the period ended December 31, 2001.....   F-5
Consolidated Statements of Cash Flows for each of the three
  years in the period ended December 31, 2001...............   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets as of March 31, 2002 (unaudited)
  and December 31, 2001.....................................  F-26
Unaudited Consolidated Statements of Income for three-month
  periods ended March 31, 2002 and 2001.....................  F-27
Unaudited Consolidated Statements of Cash Flows for the
  three-month periods ended March 31, 2002 and 2001.........  F-28
Notes to Unaudited Consolidated Financial Statements........  F-29

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Steel Dynamics, Inc.

     We have audited the accompanying consolidated balance sheets of Steel Dynamics, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Steel Dynamics, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

/s/ Ernst & Young LLP

Fort Wayne, Indiana
January 31, 2002, except for Note 3,
as to which the date is March 26, 2002, and
Note 7, as to which the date is
March 7, 2002

                              STEEL DYNAMICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   78,241   $   10,184
  Accounts receivable, net of allowance for doubtful
     accounts of $2,374 and $1,611 as of December 31, 2001
     and 2000, respectively.................................      65,589       82,838
  Accounts receivable-related parties.......................      16,290       20,148
  Inventories...............................................     118,368      106,745
  Deferred income taxes.....................................      24,600       12,854
  Other current assets......................................       9,116        9,844
                                                              ----------   ----------
          Total current assets..............................     312,204      242,613
PROPERTY, PLANT, AND EQUIPMENT, NET.........................     852,061      807,322
RESTRICTED CASH.............................................       3,030        3,465
OTHER ASSETS................................................      12,803       13,674
                                                              ----------   ----------
          TOTAL ASSETS......................................  $1,180,098   $1,067,074
                                                              ==========   ==========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $   30,228   $   18,874
  Accounts payable-related parties..........................      11,101        9,114
  Accrued interest..........................................       4,052        5,364
  Other accrued expenses....................................      26,697       26,302
  Current maturities of long-term debt......................      46,033       17,044
                                                              ----------   ----------
          Total current liabilities.........................     118,111       76,698
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................     553,891      515,476
DEFERRED INCOME TAXES.......................................      62,765       52,027
MINORITY INTEREST...........................................       4,769        4,089
OTHER LONG-TERM CONTINGENT LIABILITIES......................      21,987           --
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock voting, $.01 par value; 100,000,000 shares
     authorized; 49,586,473 and 49,347,626 shares issued;
     45,743,473 and 45,504,626 shares outstanding as of
     December 31, 2001 and 2000, respectively...............         495          493
  Treasury stock, at cost; 3,843,000 shares as of December
     31, 2001 and 2000......................................     (46,526)     (46,526)
  Additional paid-in capital................................     337,733      335,732
  Retained earnings.........................................     132,229      129,085
  Other accumulated comprehensive loss......................      (5,356)          --
                                                              ----------   ----------
          Total stockholders' equity........................     418,575      418,784
                                                              ----------   ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $1,180,098   $1,067,074
                                                              ==========   ==========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
NET SALES:
  Unrelated parties.........................................  $495,079    $549,851    $498,723
  Related parties...........................................   111,905     142,772     120,098
                                                              --------    --------    --------
          Total net sales...................................   606,984     692,623     618,821
Cost of goods sold..........................................   522,927     533,914     487,629
                                                              --------    --------    --------
          Gross profit......................................    84,057     158,709     131,192
Selling, general and administrative expenses................    58,132      53,306      42,441
                                                              --------    --------    --------
          Operating income..................................    25,925     105,403      88,751
Interest expense............................................    18,480      20,199      22,178
Other expense...............................................     2,333         719       1,294
                                                              --------    --------    --------
          Income before income taxes........................     5,112      84,485      65,279
Income tax expense..........................................     1,968      30,690      25,849
                                                              --------    --------    --------
          Net income........................................  $  3,144    $ 53,795    $ 39,430
                                                              ========    ========    ========
BASIC EARNINGS PER SHARE:
  Net income................................................  $   0.07    $   1.15    $   0.82
                                                              ========    ========    ========
  Weighted average common shares outstanding................    45,655      46,822      47,914
                                                              ========    ========    ========
DILUTED EARNINGS PER SHARE:
  Net income................................................  $   0.07    $   1.15    $   0.82
                                                              ========    ========    ========
  Weighted average common shares and share equivalents
     outstanding............................................    45,853      46,974      48,153
                                                              ========    ========    ========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         OTHER
                                                             ADDITIONAL               ACCUMULATED
                                                    COMMON    PAID-IN     RETAINED   COMPREHENSIVE   TREASURY
                                           SHARES   STOCK     CAPITAL     EARNINGS       LOSS         STOCK      TOTAL
                                           ------   ------   ----------   --------   -------------   --------   --------
                                                                          (IN THOUSANDS)
BALANCES AT JANUARY 1, 1999..............  47,864    $492     $334,363    $ 35,860      $    --      $(19,650)  $351,065
Exercise of stock options, including
  related tax effect.....................     107       1          874          --           --            --        875
Net income and comprehensive income......      --      --           --      39,430           --            --     39,430
                                           ------    ----     --------    --------      -------      --------   --------
BALANCES AT DECEMBER 31, 1999............  47,971     493      335,237      75,290           --       (19,650)   391,370
Exercise of stock options, including
  related tax effect.....................      83      --          495          --           --            --        495
Purchase of treasury stock...............  (2,549)     --           --          --           --       (26,876)   (26,876)
Net income and comprehensive income......      --      --           --      53,795           --            --     53,795
                                           ------    ----     --------    --------      -------      --------   --------
BALANCES AT DECEMBER 31, 2000............  45,505     493      335,732     129,085           --       (46,526)   418,784
Exercise of stock options, including
  related tax effect.....................     238       2        2,001          --           --            --      2,003

Comprehensive income (loss):
  Net income.............................      --      --           --       3,144           --            --      3,144

  Comprehensive loss:
    Cumulative effect of an accounting
      change, net of tax effect of
      $1,545.............................      --      --           --          --       (2,468)           --     (2,468)
    Unrealized loss on derivative
      instruments, net of tax effect of
      $1,811.............................      --      --           --          --       (2,888)           --     (2,888)
                                                                                                                --------
        Total comprehensive loss.........                                                                         (2,212)
                                           ------    ----     --------    --------      -------      --------   --------
BALANCES AT DECEMBER 31, 2001............  45,743    $495     $337,733    $132,229      $(5,356)     $(46,526)  $418,575
                                           ======    ====     ========    ========      =======      ========   ========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              2001        2000        1999
                                                            ---------   ---------   ---------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income..............................................  $   3,144   $  53,795   $  39,430
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................     46,794      45,443      39,269
     Loss on disposal of property, plant and equipment....         42         155         115
     Deferred income taxes................................     (1,008)     20,386      15,125
     Minority interest....................................        680       2,294       1,795
     Changes in certain assets and liabilities:
       Accounts receivable................................     21,107     (16,337)    (20,694)
       Inventories........................................    (11,623)         (3)     19,964
       Other assets.......................................      1,169          59      10,784
       Accounts payable...................................     13,341      (9,648)      3,194
       Accrued expenses...................................     (6,273)      6,648       5,797
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......     67,373     102,792     114,779
                                                            ---------   ---------   ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..............    (90,714)   (110,379)   (126,673)
  Proceeds from sale of property, plant and equipment.....          4         980         374
                                                            ---------   ---------   ---------
          Net cash used in investing activities...........    (90,710)   (109,399)   (126,299)
                                                            ---------   ---------   ---------
FINANCING ACTIVITIES:
  Issuance of long-term debt..............................    201,362      68,917      40,042
  Repayments of long-term debt............................   (111,971)    (42,360)    (18,025)
  Purchase of treasury stock..............................         --     (26,876)         --
  Issuance of common stock (net of expenses) and proceeds
     from exercise of stock options, including related tax
     effect...............................................      2,003         495         875
                                                            ---------   ---------   ---------
          Net cash provided by financing activities.......     91,394         176      22,892
                                                            ---------   ---------   ---------
Increase (decrease) in cash and cash equivalents..........     68,057      (6,431)     11,372
Cash and cash equivalents at beginning of year............     10,184      16,615       5,243
                                                            ---------   ---------   ---------
Cash and cash equivalents at end of year..................  $  78,241   $  10,184   $  16,615
                                                            =========   =========   =========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

     Steel Dynamics, Inc. (SDI), together with its subsidiaries (the company) is a domestic manufacturer of steel products with operations in the following businesses.

     Steel Operations. The company's core business operates a technologically advanced flat-rolled steel mini-mill with an annual production capacity of 2.2 million tons of flat-rolled carbon steel products, including hot rolled, cold rolled and coated products. The company sells these products directly to end-users and through steel service centers located primarily in the Midwestern United States. The company began construction of its structural and rail division in May 2001 and anticipates the commencement of structural steel production during the second quarter of 2002 and rail production during the first quarter of 2003. This facility is designed to produce and sell structural steel beams, pilings, and other steel components directly to end-users and service centers for the construction, transportation and industrial machinery markets. This facility is also designed to produce and sell a variety of standard and premium grade rails for the railroad industry.

     Steel Scrap Substitute and Other Operations. The company's wholly owned subsidiary, Iron Dynamics, Inc. (IDI), involves the pioneering of a process to produce direct reduced iron, which is then converted into liquid pig iron. Liquid pig iron is a high quality steel scrap substitute used in the company's flat-rolled steel mini-mill. During 1999, IDI commenced initial start-up and produced and sold a minimal amount of liquid pig iron to the company's flat roll division; however, it was determined that IDI would require certain design and equipment modifications to attain its fully intended operating functionality. These modifications occurred during the second half of 2000 with completion and restart occurring in the first quarter of 2001. While IDI believed that many of the design and equipment deficiencies were corrected with these modifications, the company halted operations at IDI during July 2001 with no specific date set for resumption of actual production, as a result of higher than expected start-up and process refinement costs, lower than expected production quantities, exceptionally high energy costs and historically low steel scrap pricing. Since operations were halted in 2001, the costs incurred at IDI are composed of those expenses required to maintain the facility and further evaluate the project and its related benefits. The company also has two consolidated subsidiary operations one that receives revenue from the fabrication of trusses, girders, steel joist and steel decking for the non-residential construction industry and one that receives revenue from the further processing, or slitting, and sale of certain secondary and excess steel products.

SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of SDI, together with its subsidiaries, including New Millennium Building Systems LLC (NMBS), after elimination of significant intercompany accounts and transactions. Minority interest represents the minority shareholders' proportionate share in the equity or income of the company's consolidated subsidiaries.

     Use of Estimates. The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's estimates and assumptions that affect the amounts reported in the financial statements and in the notes thereto. Actual results could differ from these estimates.

     Revenue Recognition. The company generally recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the title of the product transfers. Provision is made for estimated product returns and customer claims based on estimates and actual historical experience.

     Freight Costs. The company reflects freight costs associated with shipping its products to customers as a component of cost of goods sold.

                              STEEL DYNAMICS, INC.

     Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is held by trustees in debt service funds for the repayment of principal and interest related to the company's municipal bonds and for use in certain property, plant and equipment purchases related to the company's revenue bonds.

     Inventories. Inventories are stated at lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Inventory consisted of the following at December 31 (in thousands):

                                                                2001       2000
                                                              --------   --------
Raw materials...............................................  $ 44,807   $ 39,302
Supplies....................................................    42,258     41,770
Work in progress............................................     8,512      7,916
Finished goods..............................................    22,791     17,757
                                                              --------   --------
                                                              $118,368   $106,745
                                                              ========   ========

     Property, Plant and Equipment. Property, plant and equipment are stated at cost, which includes capitalized interest on construction-in-progress and is reduced by proceeds received from state and local government grants and other capital cost reimbursements. Depreciation is provided utilizing the units-of-production method for manufacturing plant and equipment and the straight-line method for non-manufacturing equipment. The units-of-production method is based on units produced, subject to a minimum level. The estimated useful lives of assets range from five to 30 years. Repairs and maintenance are expensed as incurred. In accordance with the methodology described in Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. During 2001, events and circumstances indicated that approximately $125.0 million of assets related to Iron Dynamics might be impaired. However, the company's estimate of undiscounted cash flows indicated that such carrying amounts were expected to be recovered. The company made various assumptions in estimating the undiscounted cash flows including production levels, significant cost components, required capital expenditures and commercial start-up date. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term resulting in the need to write-down those assets to fair value.

     Concentration of Credit Risk. Financial instruments that potentially subject the company to significant concentrations of credit risk principally consist of temporary cash investments and accounts receivable. The company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure from any one institution. Generally, the company does not require collateral or other security to support customer receivables.

     Earnings Per Share. Diluted earnings per share amounts are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The difference between the company's basic and diluted earnings per share is solely attributable to stock options. For the years ended December 31, 2001, 2000 and 1999, options to purchase 1,371,000, 1,631,000 and 767,000 shares, respectively, were excluded from diluted earnings per share because they were anti-dilutive.

     Derivative Financial Instruments. Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities," as amended. SFAS 133 establishes

                              STEEL DYNAMICS, INC.

accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. Changes in the fair value of derivatives that are designated as hedges, depending on the nature of the hedge, are recognized as either an offset against the change in fair value of the hedged balance sheet item through earnings or as other comprehensive income, until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

     In the normal course of business, the company has limited involvement with derivative financial instruments in an effort to manage the company's exposure to fluctuations in interest and foreign exchange rates. The company employs an interest rate swap agreement, which is accounted for as a cash flow hedge, and periodically employs foreign currency exchange contracts, as necessary. Upon adoption of SFAS 133, the company designated and assigned the financial instruments as hedges of specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transaction being hedged is no longer expected to occur, the company recognizes the gain or loss on the designated hedged financial instrument. The company classified its derivative financial instruments as held or issued for purposes other than trading. The company's results of operations and financial position reflect the impact of adopting SFAS 133 commencing January 1, 2001, as a one-time after-tax cumulative effect of an accounting change of approximately $2.5 million as a reduction in other comprehensive income.

     Reclassifications. Certain prior year amounts have been reclassified to conform to the fiscal 2001 presentation.

     Recent Accounting Pronouncements. In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121 and the accounting and reporting provisions of APB No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. SFAS 144 broadens the presentation requirements of discontinued operations of APB No. 30 to include a component of an entity (rather than a segment of business). SFAS 144 is effective for fiscal years beginning after December 15, 2001. The company is currently assessing the impact of SFAS 144, if any, on its consolidated financial position, results of operations and cash flow.

NOTE 2.  PROPERTY, PLANT AND EQUIPMENT

     The company's property, plant and equipment at December 31 consisted of the following (in thousands):

                                                                 2001        2000
                                                              ----------   --------
Land and improvements.......................................  $   31,882   $ 24,102
Buildings and improvements..................................      87,442     80,809
Plant, machinery and equipment..............................     684,700    644,685
Construction in progress....................................     247,318    211,078
                                                              ----------   --------
                                                               1,051,342    960,674
Less accumulated depreciation...............................     199,281    153,352
                                                              ----------   --------
     Property, plant, and equipment, net....................  $  852,061   $807,322
                                                              ==========   ========

                              STEEL DYNAMICS, INC.

NOTE 3.  DEBT AND OTHER LONG-TERM CONTINGENT LIABILITY

     The SDI Refinancing. On March 26, 2002, the company refinanced its existing $450.0 million senior secured credit facility and its $45.0 million senior unsecured credit facility with the following:

     - $75.0 million in the form of a five-year revolving credit facility, maturing March 26, 2007, which is subject to a borrowing base and bears interest at floating rates;

     - $70.0 million in the form of a five-year term A loan, payable in quarterly installments beginning June 26, 2003, with the final installment due March 26, 2007, and bearing interest at floating rates;

     - $205.0 million in the form of a six-year term B loan, payable in quarterly installments beginning June 26, 2003, with the final installment due March 26, 2008, and bearing interest at floating rates; and

     - $200.0 million in the form of 9.50% seven-year senior unsecured notes due March 15, 2009 (non-callable for four years), with interest payable semi-annually.

     The new $350.0 million senior secured credit facility is secured by liens and mortgages on substantially all of the personal and real property assets of the company and its wholly-owned subsidiaries and by pledges of all shares of capital stock and inter-company debt held by the company and its wholly-owned subsidiaries. The new senior secured credit facility contains financial covenants and other covenants that limit or restrict the company with respect to its ability to make capital expenditures, incur indebtedness, and make restricted payments or investments, among other things.

     The $200.0 million 9.50% senior unsecured notes have a maturity of seven years. The company may redeem the notes at any time on or after March 15, 2006, at a redemption price of 104.750%, on or after March 15, 2007, at a redemption price of 102.275%, and on or thereafter March 15, 2008, at a redemption price of 100.000%. In addition, at any time prior to March 15, 2005, the company may redeem up to 35% of the principal amount of the notes with the net cash proceeds of its common stock at a redemption price of 109.500% plus accrued interest up to the redemption date, provided that certain other restrictions as described in the indenture are met. The notes bear interest at 9.50%, payable semiannually on each March 15th and September 15th, commencing September 15, 2002.

     IDI Settlement. IDI entered into a credit agreement dated as of December 31, 1997, with a syndicate of financial institutions under which the lenders agreed to provide IDI with a $55.0 million term loan facility and a $10.0 million revolving credit facility. As of December 31, 2001, there was an outstanding principal balance of $52.0 million under the term loan facility and $7.0 million under the revolving facility. As a result of higher than expected start-up and process refinement costs, lower than expected production quantities, exceptionally high energy costs and historically low steel scrap pricing, the company halted operations at IDI during July 2001 with no specific date set for resumption of actual production. This suspension of operations placed IDI in a position where it might breach certain future financial covenants as well as trigger a mandatory principal prepayment under its revolving credit facility for failure to meet its borrowing base requirements.

     On January 28, 2002, the company entered into an agreement with the IDI lenders to extinguish the debt under the IDI senior secured credit agreement at the end of March 2002. This agreement required the company, among other things, to perform the following:

     - pay $15.0 million in cash to the IDI lenders on February 1, 2002;

     - issue an aggregate of $22.0 million of common stock in three installments to the IDI lenders during March 2002 at market prices; and

     - make contingent future payments in an aggregate amount not to exceed $22.0 million to the existing IDI lenders if, and only if, IDI resumes operations by January 27, 2007 and generates positive cash flow, as defined in the agreement.

                              STEEL DYNAMICS, INC.

     The company's compliance with the above requirements by March 29, 2002, will constitute full and final settlement of all of IDI's obligations under the IDI credit agreement and all of the company's obligations under any outstanding guarantees of IDI's credit agreement obligations and will cause the IDI credit agreement to terminate. The contingent future payments of $22.0 million are classified as a non-interest bearing other long-term contingent liability on the company's balance sheet. At December 31, 2001, no contingent payments are expected to be required within the next twelve months.

     In connection with the SDI Refinancing and the IDI Settlement, the company will write-off approximately $1.9 million, net of tax, of the remaining capitalized financing costs associated with its retired existing senior credit facilities. The company's borrowings at December 31, after giving effect to the IDI settlement, consisted of the following (in thousands):

                                                                2001       2000
                                                              --------   --------
SDI senior secured notes payable, subsequently refinanced...  $490,000   $400,000
IDI senior secured notes payable, subsequently settled......    37,000     60,250
NMBS senior secured notes payable...........................    19,570     19,898
State and local government municipal bond issues............    26,500     27,600
Electric utility, transmission facility and other equipment
  obligation loans..........................................    26,854     24,772
                                                              --------   --------
     Total debt.............................................   599,924    532,520
Less current maturities.....................................    46,033     17,044
                                                              --------   --------
     Long-term debt.........................................  $553,891   $515,476
                                                              ========   ========

     The weighted average interest rate was 6.1% and 7.4% for the years ended December 31, 2001 and 2000, respectively, under the company's existing senior secured and unsecured credit facilities. The weighted average interest rate was 6.4% and 8.6% for the years ended December 31, 2001 and 2000, respectively, under IDI's existing senior secured credit facilities. The company has an interest rate swap agreement with a notional amount of $100.0 million pursuant to which the company has agreed to make fixed rate payments at 6.92% on the tenth day of each January, April, July and October and will receive LIBOR payments. This interest rate swap agreement matures January 10, 2005 and is accounted for as a cash flow hedge.

     New Millennium Building Systems (NMBS) Senior Secured Financing. NMBS has a $23.0 million bank credit facility with Bank of America, N.A. that is comprised of:

     - $15.0 million in the form of a five-year term loan facility (subject to a borrowing base), payable in 16 quarterly installments of $562,500 beginning March 31, 2001, with a final balloon installment due March 31, 2005.

     - $8.0 million in the form of a five-year revolving facility (subject to a borrowing base), which matures March 31, 2005.

     Borrowings under the NMBS credit agreement bear interest at floating rates. The weighted average interest rate was 7.9% and 9.4% for the years ended December 31, 2001 and 2000, respectively. The NMBS bank credit agreement is secured by liens on substantially all of NMBS's assets. The company has unconditionally guaranteed $3.4 million of the $19.6 million of debt outstanding under the NMBS credit agreement as of December 31, 2001.

     State and Local Government Municipal Bond Issues. In May 1995, the company entered into a bond purchase agreement with the Indiana Development Finance Authority, under which was issued $21.4 million of bonds to finance, among other things, the construction and equipment for certain sewage works, improvements, waste and water system improvements and other related facilities located at the Butler, Indiana mini-mill. The bonds bear interest at 8.01%, with payments of principal and interest due monthly through final

                              STEEL DYNAMICS, INC.

maturity in August 2015. As of December 31, 2001 and 2000, approximately $3.0 million of the bond proceeds were held by the bond trustee in a debt service reserve fund and were recorded as restricted cash. A stand-by letter of credit relating to the municipal bonds was outstanding at December 31, 2001 and 2000, in the amount of $17.2 million and $22.0 million, respectively.

     In November 1998, the company received $10.0 million from Whitley County, Indiana representing proceeds from solid waste and sewage disposal revenue bonds to be used to finance certain solid waste and sewage disposal facilities located at the Whitley County, Indiana structural and rail mill. The bonds bear interest at 7.25%, with interest payable semi-annually and principal payments commencing November 2003 through final maturity in November 2018. As of December 31, 2001 and 2000, respectively, approximately $239,000 and $422,000 of the bond proceeds were held by the bond trustee in a debt service reserve fund and were recorded as restricted cash.

     Electric Utility Development Loan. In June 1994, the company entered into a loan agreement with Indiana Michigan Power Company for approximately $13.0 million to finance the company's portion of the cost to construct a substation. The loan bears interest at 8.0%, with equal monthly principal and interest payments required in amounts sufficient to amortize the substation facility loan over a period of 15 years. The outstanding principal balance on the substation facility loan was $10.2 million and $10.9 million, as of December 31, 2001 and 2000, respectively.

     In addition, the company entered into another loan agreement with Indiana Michigan Power Company for approximately $7.8 million to finance the company's portion of the cost to construct a transmission line and certain related facilities. The loan bears interest at 8.0%, with equal monthly principal and interest payments required in amounts sufficient to amortize the transmission facility loan over a period of 20 years. The outstanding principal balance on the transmission facility loan was $6.6 million and $6.8 million as of December 31, 2001 and 2000, respectively.

     During 1998, IDI entered into an agreement with American Electric Power Financial Services to provide a $6.5 million eight-year loan. This electric utility loan is secured by on-site power distribution and related equipment. The related interest rate is tied to 90-day commercial paper rates with an option to establish a fixed interest rate based on an average of the interest rates applicable to one, three and five year U.S. Treasuries. The weighted average interest rate was 3.0% and 7.9% for the years ended December 31, 2001 and 2000, respectively. The outstanding principal balance on the on-site power distribution facility was $4.7 million and $5.5 million as of December 31, 2001 and 2000, respectively.

     The above credit agreements contain customary representations and warranties and affirmative and negative covenants, including, among others, covenants relating to financial and compliance reporting, capital expenditures, restricted dividend payments, maintenance of certain financial ratios, incurrence of liens, sale or disposition of assets and incurrence of other debt.

     Maturities of outstanding debt as of December 31, 2001, after giving effect to the SDI Refinancing and the IDI Settlement, are as follows (in thousands):

2002........................................................   $ 46,033
2003........................................................     18,553
2004........................................................     31,108
2005........................................................     49,009
2006........................................................     37,600
Thereafter..................................................    417,621
                                                               --------
                                                               $599,924
                                                               ========

                              STEEL DYNAMICS, INC.

     The company capitalizes interest on construction-in-progress assets. For the years ended December 31, 2001, 2000, and 1999, total interest costs incurred were $34.1 million, $37.8 million and $35.4 million, respectively, of which $14.0 million, $17.5 million and $13.2 million, respectively, were capitalized. Cash paid for interest was $35.7 million, $37.3 million and $33.7 million for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 4.  INCOME TAXES

     The company files a consolidated federal income tax return. Cash paid for taxes was $4.7 million, $17.9 million and $12.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The current and deferred federal and state income tax expense for the years ended December 31 are as follows (in thousands):

                                                            2001     2000      1999
                                                           ------   -------   -------
Current income tax expense...............................  $  768   $10,086   $12,201
Deferred income tax expense..............................   1,200    20,604    13,648
                                                           ------   -------   -------
     Total income tax expense............................  $1,968   $30,690   $25,849
                                                           ======   =======   =======

     A reconciliation of the statutory tax rates to the actual effective tax rates for the years ended December 31, are as follows:

                                                              2001    2000   1999
                                                              -----   ----   ----
Statutory federal tax rate..................................   35.0%  35.0%  35.0%
  State income taxes, net of federal benefit................   (1.5)   3.5    4.5
  Other permanent differences...............................    1.4    0.1    0.1
  Benefit of rate decrease on cumulative deferred taxes.....  (33.8)  (2.3)    --
  Valuation allowance.......................................   37.4     --     --
                                                              -----   ----   ----
Effective tax rate..........................................   38.5%  36.3%  39.6%
                                                              =====   ====   ====

     The benefit of rate decrease on cumulative deferred taxes reflected in the reconciliation above for 2000 and 2001 are the result of decreases in the effective state income tax rate in years when the deferred tax assets and liabilities are expected to reverse.

     Significant components of the company's deferred tax assets and liabilities at December 31 are as follows (in thousands):

                                                                2001        2000
                                                              ---------   ---------
DEFERRED TAX ASSETS:
  Net operating loss, capital loss, and credit
     carryforwards..........................................  $  27,814   $  13,925
  Alternative minimum tax carryforwards.....................     35,266      35,547
  Capitalized start-up costs................................     17,955      16,764
  Tax assets expensed for books.............................     11,077      12,499
  Interest rate swap liability..............................      3,257          --
  Accrued expenses..........................................      1,458       1,530
                                                              ---------   ---------
Total deferred tax assets...................................     96,827      80,265
  Less valuation allowance..................................     (1,913)         --
                                                              ---------   ---------
Net deferred tax assets.....................................     94,914      80,265
                                                              ---------   ---------

                              STEEL DYNAMICS, INC.

                                                                2001        2000
                                                              ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciable assets........................................   (124,884)   (111,330)
  Amortization of fees......................................     (3,398)     (3,001)
  Capitalized interest......................................     (4,589)     (5,041)
  Other.....................................................       (208)        (66)
                                                              ---------   ---------
Total deferred tax liabilities..............................   (133,079)   (119,438)
                                                              ---------   ---------
  Net deferred tax liability................................  $ (38,165)  $ (39,173)
                                                              =========   =========

     The deferred tax assets and liabilities reflect the net tax effects of temporary differences that are derived from the cumulative taxable or deductible amounts recorded in the consolidated financial statements in years different from that of the income tax returns. As of December 31, 2001, the company had available net operating loss carryforwards of approximately $57.6 million for federal income tax purposes, which expire through 2021. As of December 31, 2001, the company had available capital loss carryforwards of approximately $5.5 million for federal and state income tax purposes, which expire beginning in 2005.

     As of December 31, 2001, the company had available foreign tax credit carryforwards of approximately $3.0 million for federal income tax purposes, which expire in 2003. Due to the limited time frame remaining to utilize the foreign tax credits and the decreased likelihood that the net operating losses will be fully absorbed prior to the expiration of the credits, a valuation allowance of $1.9 million was recorded in 2001. Even if these credits are not utilized as such, they can be treated as tax-deductible expenses. Therefore, $1.1 million of foreign tax credit remains as a deferred tax asset as of December 31, 2001.

NOTE 5.  COMMON STOCK

     Effective June 1, 2000, the board of directors authorized the extension and continuation of the company's 1997 share repurchase program, allowing the company to repurchase an additional 5%, or 2,344,000 shares, of its outstanding common stock, at a purchase price not to exceed $15 per share. At December 31, 2001, the company had acquired 3,843,000 shares of its common stock in open market purchases, of which none were purchased during 2001, 2,549,000 shares were purchased during 2000, and none were purchased during 1999. The average price per share of these purchases is $12. As of December 31, 2001, approximately 957,000 shares remain available for us to repurchase under the June 2000 repurchase program.

NOTE 6.  INCENTIVE STOCK OPTION AND OTHER PLANS

     1994 and 1996 Incentive Stock Option Plans. The company has reserved 6,005,765 shares of common stock for issuance upon exercise of options or grants under the 1994 Incentive Stock Option Plan (1994 Plan) and the 1996 Incentive Stock Option Plan (1996 Plan). The 1994 Plan was adopted for certain key employees who are responsible for management of the company. Options granted under the 1994 Plan vest two-thirds six months after the date of grant and one-third five years after the date of grant, with a maximum term of ten years. All of the company's employees are eligible for the 1996 Plan, with the options vesting 100% six months after the date of grant, with a maximum term of five years. Both plans grant options to purchase the company's common stock at an exercise price of at least 100% of fair market value on the date of grant.

     Non-Employee Director Stock Option Plan (Director Plan). The company has reserved 100,000 shares of common stock for issuance upon exercise of options or grants under the Director Plan. The Director Plan was adopted in May 2000, for members of the company's board of directors who are not employees or officers of the company. Options granted under the Director Plan vest 100% six months after the date of grant, with a maximum term of five years. The plan grants options to purchase the company's common stock at an exercise price of at least 100% of fair market value on the date of grant.

                              STEEL DYNAMICS, INC.

     The company's combined stock option activity for the 1994 Plan, the 1996 Plan and the Director Plan is as follows:

                                                                         WEIGHTED AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                             ---------   ----------------
Balance outstanding at January 1, 1999.....................  1,517,483        $13.66
  Granted..................................................    426,258         15.51
  Exercised................................................   (106,799)         5.32
  Forfeited................................................    (97,060)        18.77
Balance outstanding at December 31, 1999...................  1,739,882         14.34
  Granted..................................................    753,072          9.96
  Exercised................................................    (82,748)         4.10
  Forfeited................................................    (93,616)        19.27
Balance outstanding at December 31, 2000...................  2,316,590         13.17
  Granted..................................................    636,322         11.90
  Exercised................................................   (158,838)         9.29
  Forfeited................................................   (117,812)        15.42
Balance outstanding at December 31, 2001...................  2,676,262        $13.00

     The following table summarizes certain information concerning the company's outstanding options as of December 31, 2001:

                                     WEIGHTED AVERAGE
                                        REMAINING
RANGE OF               OUTSTANDING   CONTRACTUAL LIFE   WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
EXERCISE PRICE           OPTIONS         (YEARS)         EXERCISE PRICE      OPTIONS      EXERCISE PRICE
--------------         -----------   ----------------   ----------------   -----------   ----------------
$3 to $10............     876,405          3.4               $7.90           876,405          $7.90
$10 to $15...........   1,081,214          3.9               12.46           713,290          13.56
$15 to $20...........     390,384          3.0               18.44           346,419          18.41
$20 to $30...........     328,259          3.1               21.90           279,615          21.64

     The company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB No. 25, no compensation expense is recognized for the plans because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant. However, SFAS No. 123, "Accounting for Stock-Based Compensation", requires presentation of pro forma information as if the company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the company's net income and earnings per share would have been as follows (in thousands, except per share data):

                                                            2001     2000      1999
                                                           ------   -------   -------
Net income:
  As reported............................................  $3,144   $53,795   $39,430
  Pro forma..............................................     814    51,694    37,712
Diluted earnings per share:
  As reported............................................  $  .07   $  1.15   $   .82
  Pro forma..............................................     .02      1.10       .78

                              STEEL DYNAMICS, INC.

     The estimated weighted average fair value of the individual options granted during 2001, 2000 and 1999 was $5.17, $4.19 and $6.97, respectively, on the date of grant. The fair values at the date of grant were estimated using the Black-Scholes option-pricing model with the following assumptions: no-dividend-yield, risk-free interest rates from 4.1% to 7.1%, expected volatility from 30% to 62% and expected lives from five months to nine years.

     Officer and Manager Cash and Stock Bonus Plan. Officers and managers of the company are eligible to receive cash bonuses based on predetermined formulas designated in the Officer and Manager Cash and Stock Bonus Plan. In the event the cash portion of the bonus exceeds the predetermined maximum cash payout, the excess bonus is distributed as common stock of the company. Any common stock issued pursuant to this plan vests one-third in January of each of the three years following the year of award. A total of 450,000 shares have been reserved under this plan. As of December 31, 2001, approximately 55,000 shares of the original 82,000 shares related to the 2000 stock bonus award, remained committed for issuance.

NOTE 7.  COMMITMENTS AND CONTINGENCIES

     The company has an off-take agreement with Heidtman Steel Products (Heidtman) that extends through March 2007 (see Note 8). Under the terms of the agreement, Heidtman is obligated to purchase and the company is obligated to sell to Heidtman at least 76,000 tons of hot band products per quarter or 336,000 tons annually and at least 15,000 tons of cold-rolled products per quarter or 60,000 tons annually. The company's pricing to Heidtman is determined by either a market pricing formula based on an "all-in" cost plus basis or a spot market pricing formula determined on the basis of a discounted market index.

     The company has executed a raw material supply contract with OmniSource Corporation (OmniSource) for the purchase of steel scrap resources (see Note 8). Under the terms of the contract, OmniSource will locate and secure, at the lowest then-available market price, steel scrap for the company in grades and quantities sufficient for the company to meet substantially all of its production requirements. The term of the contract extends to at least December 31, 2002. The company retains the right to acquire scrap from other sources if certain business conditions are present.

     The company purchases its electricity consumed at its wholly-owned Butler facilities pursuant to a contract, which extends through December 2007. The contract designates 170 hours as "interruptible service" during 2002 and these interruptible hours further decrease annually through expiration of the agreement. The contract also establishes an agreed fixed rate energy charge per Mill/kWh consumed for each year through the expiration of the agreement. The company has outstanding construction-related commitments of $78.2 million at December 31, 2001, related to the structural and rail mill construction.

     During 1999, Steel Dynamics, together with a number of investment banks, was sued for recissionary and compensatory damages of $240 million, as well as punitive damages and attorney fees, in various state and federal courts in 9 separate but related lawsuits. The lawsuits were brought by institutional purchasers in a 1998 note offering by certain investment banks on behalf of Nakornthai Strip Mill Public Co. Limited, the owner and operator of a steel mini-mill in Thailand for whom Steel Dynamics agreed to render certain post-offering technical and operational advisory services.

     During the second and third quarters of 2001, the company settled seven of the nine pending lawsuits, and in the first quarter of 2002, the company settled an eighth suit, in each case without any admission of liability and, to the extent of any monetary payments, except for approximately $2.3 million, for amounts provided by our insurance carriers and within applicable insurance coverage. The remaining lawsuit is a consolidated Minnesota federal court case involving claims for approximately $48 million in compensatory damages; together with claims for interest and attorney's fees and punitive damages. Discovery has been substantially completed. The company maintains that it was engaged solely to provide post-offering technical and operational advice and consultation services, that it was not an issuer, guarantor, underwriter or seller of any of

                              STEEL DYNAMICS, INC.

the notes, and that it did not draft any of the offering materials. While the company believes that it has meritorious legal and factual defenses to these claims, and is vigorously defending itself in the remaining related action, and while the company believes that it also has meritorious claims against one or more of the other co-defendants for some or all of the plaintiffs' claims, there can be no assurance as to the ultimate outcome with respect to the remaining lawsuit or that the company will not be found liable for all of the claimed damages in that case. The company has expended all of its available insurance coverage, and any settlement of this case, to the extent of any monetary payments, or if the case is tried, the amount of any judgment, will not be covered by insurance and will impact the company's earnings.

NOTE 8.  TRANSACTIONS WITH AFFILIATED COMPANIES

     The company sells various flat rolled products to Heidtman and purchases steel scrap resources from OmniSource, both of which are affiliated companies. The president and chief executive officer of Heidtman is a member of the company's board of directors and Heidtman is a stockholder of the company. The chairman of the board of directors of OmniSource is also a member of the company's board of directors and is a stockholder of the company. Transactions with these affiliated companies for the years ended December 31 are as follows (in millions):

                                          2001                      2000                      1999
                                 -----------------------   -----------------------   -----------------------
                                            PERCENTAGE                PERCENTAGE                PERCENTAGE
                                 AMOUNT   OF TOTAL SALES   AMOUNT   OF TOTAL SALES   AMOUNT   OF TOTAL SALES
                                 ------   --------------   ------   --------------   ------   --------------
Sales:
  Heidtman.....................  $112.3         18%        $142.8         21%        $120.1         19%
Accounts receivable:
  Heidtman.....................    16.3                      20.1                      12.0
Purchases:
  OmniSource...................   177.5                     179.7                     154.3
Accounts payable:
  OmniSource...................    11.0                       9.1                      17.1

NOTE 9.  FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximates fair value due the interest being determined by variable rates, repricing periodically. The fair value of the interest rate swap agreement was estimated to be a liability of $8.8 million and $4.0 million at December 31, 2001 and 2000, respectively. The fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on references available.

NOTE 10.  RETIREMENT PLANS

     The company sponsors a 401(k) retirement savings and profit sharing plan for eligible employees, which is a "qualified plan" for federal income tax purposes. The company's total expense for the plan was $424,000, $4.6 million and $3.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 11.  SEGMENT INFORMATION

     The company has two reportable segments: steel operations and steel scrap substitute operations. The steel operations segment includes the company's flat rolled division and structural and rail division. The flat rolled division sells a broad range of hot-rolled, cold-rolled and coated steel products, including a large variety

                              STEEL DYNAMICS, INC.

of specialty products such as thinner gauge hot-rolled products and galvanized products. The flat rolled division sells directly to end-users and service centers located primarily in the Midwestern United States and these products are used in numerous industry sectors, including the automotive, construction and commercial industries. The company began significant construction of its structural and rail division in May 2001 and anticipates the commencement of structural steel production during the second quarter of 2002 and rail production during the first quarter of 2003. This facility is designed to produce and sell structural steel beams, pilings, and other steel components directly to end-users and service centers for the construction, transportation and industrial machinery markets. This facility is also designed to produce and sell a variety of standard and premium grade rails for the railroad industry.

     Steel scrap substitute operations include the revenues and expenses associated with the company's wholly owned subsidiary, Iron Dynamics. Since 1997, IDI has attempted to develop and commercialize a pioneering process to produce liquid pig iron, a substitute for a portion of the solid pig iron and steel scrap used in the production processes of the company's flat rolled division and structural and rail division. During 1999, IDI commenced initial start-up and produced and sold a minimal amount of liquid pig iron to the company's flat roll division; however, it was determined that IDI would require certain design and equipment modifications to attain its fully intended operating functionality. These modifications occurred during the second half of 2000 with completion and restart occurring in the first quarter of 2001. However, while IDI believed that many of the design and equipment deficiencies were corrected with these modifications, the company halted operations at IDI during July 2001 with no specific date set for resumption of actual production, as a result of higher than expected start-up and process refinement costs, lower than expected production quantities, exceptionally high energy costs and historically low steel scrap pricing. Since operations were halted in 2001, IDI's costs are composed of those expenses required to maintain the facility and further evaluate the project and its related benefits.

     Revenues included in the category "All Other" are from two subsidiary operations that are below the quantitative thresholds required for reportable segments. These revenues are from the fabrication of trusses, girders, steel joist and steel decking for the non-residential construction industry; from the further processing, or slitting, and sale of certain steel products; and from the resale of certain secondary and excess steel products. In addition, "All Other" also includes certain unallocated corporate accounts, such as the company's senior secured credit facilities, senior unsecured notes, and certain other investments.

     The company's operations are primarily organized and managed by operating segment. Operating segment performance and resource allocations are primarily based on operating results before income taxes. The accounting policies of the reportable segments are consistent with those described in Note 1 to the financial statements. Intersegment sales and any related profits are eliminated in consolidation. The external net sales of the company's steel operations include sales to non-U.S. companies of $8.0 million, $10.3 million and $8.5 million, for the years ended December 31, 2001, 2000 and 1999, respectively. The company's segment results are as follows (in thousands):

                                                               2001         2000        1999
                                                            ----------   ----------   --------
STEEL OPERATIONS
Net sales
  External................................................  $  541,693   $  679,137   $618,821
  Other segments..........................................      33,462        5,548         --
Operating income..........................................      49,537      138,180    111,977
Depreciation and amortization.............................      43,852       43,923     38,577
Assets....................................................     890,504      867,075    837,645
Liabilities...............................................      95,251       85,759     98,582
Capital expenditures......................................      83,399       64,611    107,382

                              STEEL DYNAMICS, INC.

                                                               2001         2000        1999
                                                            ----------   ----------   --------
STEEL SCRAP SUBSTITUTE OPERATIONS
Net sales
  External................................................  $       --   $       --   $     --
  Other segments..........................................       4,660        5,752      1,171
Operating loss............................................     (14,203)     (12,477)   (13,504)
Depreciation and amortization.............................       1,274          785        583
Assets....................................................     155,415      148,897    121,097
Liabilities...............................................      64,670       71,195     72,526
Capital expenditures......................................       4,619       21,622     14,596
ALL OTHER
Net sales
  External................................................  $   65,291   $   13,486   $     --
  Other segments..........................................         909           --         --
Operating loss............................................      (8,808)     (22,391)   (13,591)
Depreciation and amortization.............................       1,668          735        109
Assets....................................................     211,704      121,665     93,771
Liabilities...............................................     674,871      558,380    488,241
Capital expenditures......................................       2,696       24,146      4,695
ELIMINATIONS
Net sales
  External................................................  $       --   $       --   $     --
  Other segments..........................................     (39,031)     (11,300)    (1,171)
Operating income (loss)...................................        (601)       2,091      3,869
Depreciation and amortization.............................          --           --         --
Assets....................................................     (77,525)     (70,563)   (60,957)
Liabilities...............................................     (73,269)     (67,044)   (59,163)
Capital expenditures......................................          --           --         --
CONSOLIDATED
Net sales.................................................  $  606,984   $  692,623   $618,821
Operating income..........................................      25,925      105,403     88,751
Depreciation and amortization.............................      46,794       45,443     39,269
Assets....................................................   1,180,098    1,067,074    991,556
Liabilities...............................................     761,523      648,290    600,186
Capital expenditures......................................      90,714      110,379    126,673

                              STEEL DYNAMICS, INC.

NOTE 12.  CONDENSED CONSOLIDATING INFORMATION

     SDI Investment company (SDI Investment) is a 100% owned subsidiary of SDI and was incorporated in 2000. SDI Investment has fully and unconditionally guaranteed all of the indebtedness relating to the issuance of $200.0 million of Senior Notes issued in March 2002 and due 2009. Set forth below are condensed consolidating financial statements of the company, including SDI Investment, as the guarantor, presented for the information of each of the company's public note holders.

     The following condensed consolidating financial statements present the financial position, results of operations and cash flows of (i) SDI (in each case, reflecting investments in its consolidated subsidiaries under the equity method of accounting, (ii) SDI Investment, as the guarantor, (iii) the non-guarantor subsidiaries of SDI, and (iv) the eliminations necessary to arrive at the information for the company on a consolidated basis. The condensed consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements of the company.

CONDENSED CONSOLIDATING BALANCE SHEET (IN THOUSANDS):

                                                               COMBINED      CONSOLIDATING      TOTAL
                                     PARENT     GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                   ----------   ---------   --------------   -------------   ------------
                                                         (AS OF DECEMBER 31, 2001)
Cash.............................  $   77,407    $   83        $    751        $      --      $   78,241
Accounts receivable..............      78,461        --          10,375           (6,957)         81,879
Inventories......................     100,709        --          17,680              (21)        118,368
Other current assets.............      32,973       (16)          1,095             (336)         33,716
                                   ----------    ------        --------        ---------      ----------
     Total current assets........     289,550        67          29,901           (7,314)        312,204
Property, plant and equipment,
  net............................     703,896        --         148,270             (105)        852,061
Other assets.....................      90,044     7,822           1,405          (83,438)         15,833
                                   ----------    ------        --------        ---------      ----------
     Total assets................  $1,083,490    $7,889        $179,576        $ (90,857)     $1,180,098
                                   ==========    ======        ========        =========      ==========
Accounts payable.................  $   40,081    $    1        $  8,204        $  (6,957)     $   41,329
Accrued expenses.................      28,165        --           2,585               (1)         30,749
Current maturities of long-term
  debt...........................       2,337        --          43,696               --          46,033
                                   ----------    ------        --------        ---------      ----------
     Total current liabilities...      70,583         1          54,485           (6,958)        118,111
Other liabilities................      61,308        --           2,728           20,716          84,752
Long-term debt...................     532,350        --          21,876             (335)        553,891
Minority interest................         639        --              --            4,130           4,769
Common stock.....................         495         1         133,351         (133,352)            495
Treasury stock...................     (46,526)       --              --               --         (46,526)
Additional paid in capital.......     337,733        16              --              (16)        337,733
Retained earnings................     132,264     7,871         (32,864)          24,958         132,229
Other accumulated comprehensive
  loss...........................      (5,356)       --              --               --          (5,356)
                                   ----------    ------        --------        ---------      ----------
     Total stockholders'
       equity....................     418,610     7,888         100,487         (108,410)        418,575
                                   ----------    ------        --------        ---------      ----------
     Total liabilities and
       stockholders' equity......  $1,083,490    $7,889        $179,576        $ (90,857)     $1,180,098
                                   ==========    ======        ========        =========      ==========

                              STEEL DYNAMICS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET (IN THOUSANDS):

                                                              COMBINED      CONSOLIDATING      TOTAL
                                     PARENT    GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                    --------   ---------   --------------   -------------   ------------
                                                         (AS OF DECEMBER 31, 2000)
Cash..............................  $  8,924    $    40       $  1,220        $     --       $   10,184
Accounts receivable...............    99,813         --          6,299          (3,126)         102,986
Inventories.......................    93,907         --         12,929             (91)         106,745
Other current assets..............    19,986         --          2,712              --           22,698
                                    --------    -------       --------        --------       ----------
     Total current assets.........   222,630         40         23,160          (3,217)         242,613
Property, plant and equipment,
  net.............................   662,615         --        144,707                          807,322
Other assets......................   113,688     24,986        (51,350)        (70,185)          17,139
                                    --------    -------       --------        --------       ----------
     Total assets.................  $998,933    $25,026       $116,517        $(73,402)      $1,067,074
                                    ========    =======       ========        ========       ==========
Accounts payable..................  $ 22,972    $     3       $  8,139        $ (3,126)      $   27,988
Accrued expenses..................    28,345         --          3,321              --           31,666
Current maturities of long-term
  debt............................     2,153         --         14,891              --           17,044
                                    --------    -------       --------        --------       ----------
     Total current liabilities....    53,470          3         26,351          (3,126)          76,698
Other liabilities.................    81,114         --             --         (29,087)          52,027
Long-term debt....................   444,666         --         70,810              --          515,476
Minority interest.................       661         --             --           3,428            4,089
Common stock......................       493          1         41,666         (41,667)             493
Treasury stock....................   (46,526)        --             --              --          (46,526)
Additional paid in capital........   335,732         16             --             (16)         335,732
Retained earnings.................   129,323     25,006        (22,310)         (2,934)         129,085
                                    --------    -------       --------        --------       ----------
     Total stockholders' equity...   419,022     25,023         19,356         (44,617)         418,784
                                    --------    -------       --------        --------       ----------
     Total liabilities and
       stockholders' equity.......  $998,933    $25,026       $116,517        $(73,402)      $1,067,074
                                    ========    =======       ========        ========       ==========

                              STEEL DYNAMICS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME (IN THOUSANDS):

                                                              COMBINED      CONSOLIDATING      TOTAL
                                     PARENT    GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                    --------   ---------   --------------   -------------   ------------
                                                       (YEAR ENDED DECEMBER 31, 2001)
Net sales.........................  $575,156   $     --       $70,859         $(39,031)       $606,984
Cost of goods sold................   498,707         --        63,216          (38,996)        522,927
                                    --------   --------       -------         --------        --------
  Gross profit....................    76,449         --         7,643              (35)         84,057
Selling, general and
  administration..................    38,872         15        19,245               --          58,132
                                    --------   --------       -------         --------        --------
Operating income (loss)...........    37,577        (15)      (11,602)             (35)         25,925
Interest expense..................    14,405         --         4,075               --          18,480
Other (income) expense............    37,698    (35,353)          (12)              --           2,333
                                    --------   --------       -------         --------        --------
Income (loss) before income taxes
  and equity in net loss of
  subsidiaries....................   (14,526)    35,338       (15,665)             (35)          5,112
Income tax expense................    (4,405)    12,404        (6,031)              --           1,968
                                    --------   --------       -------         --------        --------
                                     (10,121)    22,934        (9,634)             (35)          3,144
Equity in net income of
  subsidiaries....................    13,300         --            --          (13,300)             --
                                    --------   --------       -------         --------        --------
Net income (loss).................  $  3,179   $ 22,934       $(9,634)        $(13,335)       $  3,144
                                    ========   ========       =======         ========        ========

                                                              COMBINED      CONSOLIDATING      TOTAL
                                     PARENT    GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                    --------   ---------   --------------   -------------   ------------
                                                       (YEAR ENDED DECEMBER 31, 2000)
Net sales.........................  $684,684   $     --       $ 14,052        $ (6,113)       $692,623
Cost of goods sold................   527,008         --         12,781          (5,875)        533,914
                                    --------   --------       --------        --------        --------
  Gross profit....................   157,676         --          1,271            (238)        158,709
Selling, general and
  administration..................    36,514         18         16,774              --          53,306
                                    --------   --------       --------        --------        --------
Operating income (loss)...........   121,162        (18)       (15,503)           (238)        105,403
Interest expense..................    19,283         --            916              --          20,199
Other (income) expense............    39,208    (38,489)            --              --             719
                                    --------   --------       --------        --------        --------
Income (loss) before income taxes
  and equity in net loss of
  subsidiaries....................    62,671     38,471        (16,419)           (238)         84,485
Income tax expense................    23,416     13,465         (6,191)             --          30,690
                                    --------   --------       --------        --------        --------
                                      39,255     25,006        (10,228)           (238)         53,795
Equity in net income of
  subsidiaries....................    14,778         --             --         (14,778)             --
                                    --------   --------       --------        --------        --------
Net income (loss).................  $ 54,033   $ 25,006       $(10,228)       $(15,016)       $ 53,795
                                    ========   ========       ========        ========        ========

                              STEEL DYNAMICS, INC.

                                                               COMBINED      CONSOLIDATING      TOTAL
                                      PARENT    GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                     --------   ---------   --------------   -------------   ------------
                                                        (YEAR ENDED DECEMBER 31, 1999)
Net sales..........................  $618,821     $  --        $     --         $   --         $618,821
Cost of goods sold.................   487,629        --              --             --          487,629
                                     --------     -----        --------         ------         --------
  Gross profit.....................   131,192        --              --             --          131,192
Selling, general and
  administration...................    28,334        --          14,107             --           42,441
                                     --------     -----        --------         ------         --------
Operating income (loss)............   102,858        --         (14,107)            --           88,751
Interest expense...................    22,178        --              --             --           22,178
Other (income) expense.............     1,294        --              --             --            1,294
                                     --------     -----        --------         ------         --------
Income (loss) before income taxes
  and equity in net loss of
  subsidiaries.....................    79,386        --         (14,107)            --           65,279
Income tax expense.................    31,494        --          (5,645)            --           25,849
                                     --------     -----        --------         ------         --------
                                       47,892        --          (8,462)            --           39,430
Equity in net loss of
  subsidiaries.....................    (8,462)       --              --          8,462               --
                                     --------     -----        --------         ------         --------
Net income (loss)..................  $ 39,430     $  --        $ (8,462)        $8,462         $ 39,430
                                     ========     =====        ========         ======         ========

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (IN THOUSANDS):

                                                                           COMBINED         TOTAL
                                                 PARENT     GUARANTOR   NON-GUARANTORS   CONSOLIDATED
                                                ---------   ---------   --------------   ------------
                                                           (YEAR ENDED DECEMBER 31, 2001)
Net cash provided by (used in) operations.....  $  53,101    $35,086       $(20,814)      $  67,373
Net cash used in investing
  activities -- primarily purchases of
  property, plant and equipment...............    (84,632)        --         (6,078)        (90,710)
Financing activities:
  Issuance of long-term debt..................    192,834         --          8,528         201,362
  Repayments of long-term debt................   (105,299)        --         (6,672)       (111,971)
  Other.......................................     12,479    (35,043)        24,567           2,003
                                                ---------    -------       --------       ---------
Net cash provided by financing activities.....    100,014    (35,043)        26,423          91,394
                                                ---------    -------       --------       ---------
Increase (decrease) in cash and cash
  equivalents.................................     68,483         43           (469)         68,057
Cash and cash equivalents at beginning of
  year........................................      8,924         40          1,220          10,184
                                                ---------    -------       --------       ---------
Cash and cash equivalents at end of year......  $  77,407    $    83       $    751       $  78,241
                                                =========    =======       ========       =========

                              STEEL DYNAMICS, INC.

                                                                           COMBINED         TOTAL
                                                  PARENT    GUARANTOR   NON-GUARANTORS   CONSOLIDATED
                                                 --------   ---------   --------------   ------------
                                                            (YEAR ENDED DECEMBER 31, 2000)
Net cash provided by (used in) operations......  $122,198      $23         $(19,429)      $ 102,792
Net cash used in investing
  activities -- primarily purchases of
  property, plant and equipment................   (68,926)      --          (40,473)       (109,399)
Financing activities:
  Issuance of long-term debt...................    48,997       --           19,920          68,917
  Repayments of long-term debt.................   (38,958)      --           (3,402)        (42,360)
  Purchase of treasury stock...................   (26,876)      --               --         (26,876)
  Other........................................   (42,402)      17           42,880             495
                                                 --------      ---         --------       ---------
Net cash provided by (used in) financing
  activities...................................   (59,239)      17           59,398             176
                                                 --------      ---         --------       ---------
Increase (decrease) in cash and cash
  equivalents..................................    (5,967)      40             (504)         (6,431)
Cash and cash equivalents at beginning of
  year.........................................    14,891       --            1,724          16,615
                                                 --------      ---         --------       ---------
Cash and cash equivalents at end of year.......  $  8,924      $40         $  1,220       $  10,184
                                                 ========      ===         ========       =========

                                                                           COMBINED         TOTAL
                                                 PARENT     GUARANTOR   NON-GUARANTORS   CONSOLIDATED
                                                ---------   ---------   --------------   ------------
                                                           (YEAR ENDED DECEMBER 31, 1999)
Net cash provided by (used in) operations.....  $ 131,568      $--         $(16,789)      $ 114,779
Net cash used in investing
  activities -- primarily purchases of
  property, plant and equipment...............   (108,298)     --           (18,001)       (126,299)
Financing activities:
  Issuance of long-term debt..................     35,790      --             4,252          40,042
  Repayments of long-term debt................    (17,757)     --              (268)        (18,025)
  Other.......................................    (31,180)     --            32,055             875
                                                ---------      --          --------       ---------
Net cash provided by (used in) financing
  activities..................................    (13,147)     --            36,039          22,892
                                                ---------      --          --------       ---------
Increase (decrease) in cash and cash
  equivalents.................................     10,123      --             1,249          11,372
Cash and cash equivalents at beginning of
  year........................................      4,768      --               475           5,243
                                                ---------      --          --------       ---------
Cash and cash equivalents at end of year......  $  14,891      $--         $  1,724       $  16,615
                                                =========      ==          ========       =========

                              STEEL DYNAMICS, INC.

NOTE 13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                  -----------   -----------   -----------   -----------
2001:
Net sales.......................................   $154,086      $157,639      $156,807      $138,452
Gross profit....................................     25,563        25,499        21,919        11,076
Operating income................................     11,761         7,323         9,098        (2,257)
Net income......................................      4,383         1,953         2,122        (5,314)
Earnings per share:
  Basic.........................................        .10           .04           .05          (.12)
  Diluted.......................................        .10           .04           .05          (.12)
2000:
Net sales.......................................   $189,172      $190,737      $160,265      $152,449
Gross profit....................................     44,011        51,942        35,762        26,994
Operating income................................     30,161        37,012        23,577        14,653
Net income......................................     15,249        19,059        12,383         7,104
Earnings per share:
  Basic.........................................        .32           .40           .27           .16
  Diluted.......................................        .32           .40           .27           .16

     Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.


NOTE 14.  SUBSEQUENT EVENT (UNAUDITED)



     On July 29, 2002, the company announced that it had entered into a definitive agreement with Qualitech Steel SBQ LLC to purchase its special bar quality mini-mill assets located in Pittsboro, Indiana for $45 million in cash. The company plans to invest between $60 and $70 million of additional capital to convert the facility to the production of merchant and reinforcing bar products. The company plans to close the transaction within 25 days, and barring any unforeseen circumstances, anticipates that it will complete construction and start-up of the facility within twelve months after the closing of the transaction.

                              STEEL DYNAMICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,    DECEMBER 31,
                                                                 2002           2001
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                    (IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   32,319     $   78,241
  Accounts receivable, net..................................      68,508         65,589
  Accounts receivable -- related parties....................      17,820         16,290
  Inventories...............................................     112,356        118,368
  Deferred income taxes.....................................      21,966         24,600
  Other current assets......................................       3,996          9,116
                                                              ----------     ----------
          Total current assets..............................     256,965        312,204
PROPERTY, PLANT, AND EQUIPMENT, NET.........................     872,538        852,061
RESTRICTED CASH.............................................       3,311          3,030
OTHER ASSETS................................................      22,760         12,803
                                                              ----------     ----------
          TOTAL ASSETS......................................  $1,155,574     $1,180,098
                                                              ==========     ==========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $   33,153     $   30,228
  Accounts payable -- related parties.......................      17,383         11,101
  Accrued interest..........................................       2,204          4,052
  Other accrued expenses....................................      27,799         26,697
  Current maturities of long-term debt......................       8,870         46,033
                                                              ----------     ----------
     Total current liabilities..............................      89,409        118,111
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................     536,801        553,891
DEFERRED INCOME TAXES.......................................      58,427         62,765
MINORITY INTEREST...........................................       5,025          4,769
OTHER LONG-TERM CONTINGENT LIABILITIES......................      21,987         21,987
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock voting, $.01 par value; 100,000,000 shares
     authorized; 49,706,131 and 49,586,473 shares issued;
     and 47,320,217 and 45,743,473 shares outstanding, as of
     March 31, 2002 and December 31, 2001, respectively.....         497            495
  Treasury stock, at cost; 2,385,914 and 3,843,000 shares,
     at March 31, 2002 and December 31, 2001,
     respectively...........................................     (28,889)       (46,526)
  Additional paid-in capital................................     343,197        337,733
  Retained earnings.........................................     133,869        132,229
  Other accumulated comprehensive loss......................      (4,749)        (5,356)
                                                              ----------     ----------
          Total stockholders' equity........................     443,925        418,575
                                                              ----------     ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $1,155,574     $1,180,098
                                                              ==========     ==========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
NET SALES:
  Unrelated parties.........................................   $139,149      $129,266
  Related parties...........................................     27,754        24,820
                                                               --------      --------
          Total net sales...................................    166,903       154,086
Cost of goods sold..........................................    139,529       128,523
                                                               --------      --------
Gross profit................................................     27,374        25,563
Selling, general and administrative expenses................     13,088        13,802
                                                               --------      --------
     Operating income.......................................     14,286        11,761
Interest expense............................................      4,265         4,839
Other (income) expense......................................      4,153          (204)
                                                               --------      --------
     Income before income taxes and extraordinary item......      5,868         7,126
Income tax expense..........................................      2,200         2,743
                                                               --------      --------
     Income before extraordinary item.......................      3,668         4,383
Extraordinary loss on debt extinguishment, net of tax
  benefit of $1,216.........................................      2,028            --
                                                               --------      --------
Net income..................................................   $  1,640      $  4,383
                                                               ========      ========
BASIC EARNINGS PER SHARE:
Income before extraordinary items...........................   $   0.08      $   0.10
     Extraordinary item.....................................      (0.04)           --
                                                               --------      --------
Net income..................................................   $   0.04      $   0.10
                                                               ========      ========
Weighted average number of shares outstanding...............     46,045        45,511
                                                               ========      ========
DILUTED EARNINGS PER SHARE:
Income before extraordinary items...........................   $   0.08      $   0.10
     Extraordinary item.....................................      (0.04)           --
                                                               --------      --------
Net income..................................................   $   0.04      $   0.10
                                                               ========      ========
Weighted average number of shares outstanding...............     46,348        45,710
                                                               ========      ========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002        2001
                                                              ---------   --------
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income................................................  $   1,640   $  4,383
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Extraordinary loss on debt extinguishment..............      3,244         --
     Depreciation and amortization..........................     13,833     11,551
     Deferred income taxes..................................     (1,704)       894
     Minority interest......................................        256        413
     Changes in certain assets and liabilities:
       Accounts receivable..................................     (4,449)    (2,526)
       Inventories..........................................      6,012     (7,742)
       Other assets.........................................      4,588      4,869
       Accounts payable.....................................      9,207     10,130
       Accrued expenses.....................................       (139)    (4,008)
                                                              ---------   --------
          Net cash provided by operating activities.........     32,489     17,964
                                                              ---------   --------
INVESTING ACTIVITY:
Purchases of property, plant, and equipment.................    (33,759)   (10,353)
                                                              ---------   --------
          Net cash used in investing activity...............    (33,759)   (10,353)
                                                              ---------   --------
FINANCING ACTIVITIES:
  Issuance of long-term debt................................    476,149      6,299
  Repayments of long-term debt..............................   (508,403)   (18,916)
  Issuance of common stock, net of expenses and proceeds and
     tax benefits from exercise of stock options............      1,103        342
  Debt issuance costs.......................................    (13,501)        --
                                                              ---------   --------
          Net cash used in financing activities.............    (44,652)   (12,275)
                                                              ---------   --------
Decrease in cash and cash equivalents.......................    (45,922)    (4,664)
Cash and cash equivalents at beginning of period............     78,241     10,184
                                                              ---------   --------
Cash and cash equivalents at end of period..................  $  32,319   $  5,520
                                                              =========   ========
Supplemental disclosure of cash flow information:
Cash paid for interest......................................  $   6,187   $  9,614
                                                              =========   ========
Cash paid for federal and state income taxes................  $     110   $    540
                                                              =========   ========
Issuance of common stock from treasury to extinguish portion
  of long-term debt.........................................  $  22,000   $     --
                                                              =========   ========

                See notes to consolidated financial statements.

                              STEEL DYNAMICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     Principles of Consolidation. The consolidated financial statements include the accounts of Steel Dynamics, Inc. (SDI), together with its subsidiaries (the company) after elimination of the significant intercompany accounts and transactions. Minority interest represents the minority shareholders' proportionate share in the equity or income of the company's consolidated subsidiaries.

     Use of Estimates. These financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's estimates and assumptions that affect the amounts reported in the financial statements and in the notes thereto. Actual results may differ from those estimates.

     In the opinion of management, these financial statements reflect all normal recurring adjustments necessary for a fair presentation of the interim period results. These financial statements and notes should be read in conjunction with the audited financial statements included in the company's 2001 Annual Report on Form 10-K.

Recent Accounting Pronouncement.

     In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," (SFAS No.
145) was issued. This Statement, among other things, rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The company intends to adopt SFAS No. 145 when required in fiscal 2003. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, will be reclassified. Management has determined that the adoption of SFAS No. 145 will not have a material effect on the company's consolidated financial statements.

2.  INVENTORIES

     Inventories are stated at lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Inventories consisted of the following (in thousands):

                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
Raw Materials...............................................  $ 39,116      $ 44,807
Supplies....................................................    42,384        42,258
Work-in-progress............................................    11,272         8,512
Finished Goods..............................................    19,584        22,791
                                                              --------      --------
                                                              $112,356      $118,368
                                                              ========      ========

3.  EARNINGS PER SHARE

     Diluted earnings per share amounts are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The difference between basic and diluted earnings per share for the company is solely attributable to the dilutive effect of stock options. The

                              STEEL DYNAMICS, INC.

reconciliations of the weighted average common shares for basic and diluted earnings per share for the three months ended March 31 are as follows (in thousands):

                                                               2002     2001
                                                              ------   ------
Basic weighted average common shares outstanding............  46,045   45,511
Dilutive effect of stock options............................     303      199
                                                              ------   ------
Diluted weighted average common shares and share equivalents
  outstanding...............................................  46,348   45,710
                                                              ======   ======

4.  COMPREHENSIVE INCOME

     The following table presents the company's components of comprehensive income, net of related tax, for the three months ended March 31 (in thousands):

                                                               2002     2001
                                                              ------   -------
Net income available to common shareholders.................  $1,640   $ 4,383
  Cumulative effect of an accounting change.................      --    (2,468)
  Unrealized gain (loss) on derivative instrument...........     607    (1,503)
                                                              ------   -------
Comprehensive income........................................  $2,247   $   412
                                                              ======   =======

     The company recorded a gain from hedging activities of approximately $45,000 for the three months ended March 31, 2002, and a loss of approximately $88,000 for the three months ended March 31, 2001.

5.  LONG TERM DEBT

     On March 26, 2002, the company refinanced its existing $450.0 million senior secured credit facility and its $45.0 million senior unsecured credit facility with the following:

     - $75.0 million in the form of a five-year revolving credit facility, maturing March 26, 2007, which is subject to a borrowing base and bears interest at floating rates;

     - $70.0 million in the form of a five-year term A loan, payable in quarterly installments beginning June 26, 2003, with the final installment due March 26, 2007, and bearing interest at floating rates;

     - $205.0 million in the form of a six-year term B loan, payable in quarterly installments beginning June 26, 2003, with the final installment due March 26, 2008, and bearing interest at floating rates; and

     - $200.0 million in the form of 9.50% seven-year senior unsecured notes due March 15, 2009 (non-callable for four years), with interest payable semiannually.

     The new $350.0 million senior secured credit facility is secured by liens and mortgages on substantially all of the personal and real property assets of the company and its wholly owned subsidiaries and by pledges of all shares of capital stock and intercompany debt held by the company and its wholly owned subsidiaries. The new senior secured credit facility contains financial covenants and other covenants that limit or restrict the company with respect to its ability to make capital expenditures, incur indebtedness, and make restricted payments or investments, among other things.

     The $200.0 million 9.50% senior unsecured notes have a maturity of seven years. The company may redeem the notes at any time on or after March 15, 2006, at a redemption price of 104.750%, on or after March 15, 2007, at a redemption price of 102.275%, and on or thereafter March 15, 2008, at a redemption price of 100.000%. In addition, at any time prior to March 15, 2005, the company may redeem up to 35% of the principal amount of the notes with the net cash proceeds of its common stock at a redemption price of 109.500% plus accrued interest up to the redemption date, provided that certain other restrictions as described

                              STEEL DYNAMICS, INC.

in the indenture are met. The notes bear interest at 9.50%, payable semiannually on each March 15 and September 15, commencing September 15, 2002.

6.  SEGMENT INFORMATION

     The company has two reportable segments: steel operations and steel scrap substitute operations. The steel operations segment includes the company's flat rolled division and structural and rail division. The flat rolled division sells a broad range of hot-rolled, cold-rolled and coated steel products, including a large variety of specialty products such as thinner gauge hot-rolled products and galvanized products. The flat rolled division sells directly to end-users and service centers located primarily in the Midwestern United States and these products are used in numerous industry sectors, including the automotive, construction and commercial industries. The company began significant construction of its structural and rail division in May 2001 and anticipates the commencement of structural steel production during the second quarter of 2002 and rail production during the first quarter of 2003. This facility is designed to produce and sell structural steel beams, pilings, and other steel components directly to end-users and service centers for the construction, transportation and industrial machinery markets. This facility is also designed to produce and sell a variety of standard and premium grade rails for the railroad industry.

     Steel scrap substitute operations include the revenues and expenses associated with the company's wholly owned subsidiary, Iron Dynamics. Since operational start-up processes at Iron Dynamics were halted in 2001, IDI's costs are composed of those expenses required to maintain the facility and further evaluate the project and its related benefits.

     Revenues included in the category "All Other" are from two subsidiary operations that are below the quantitative thresholds required for reportable segments. These revenues are from the fabrication of trusses, girders, steel joist and steel decking for the non-residential construction industry; from the further processing, or slitting, and sale of certain steel products; and from the resale of certain secondary and excess steel products. In addition, "All Other" also includes certain unallocated corporate accounts, such as the company's senior secured credit facilities, senior unsecured notes, and certain other investments.

     The company's operations are primarily organized and managed by operating segment. Operating segment performance and resource allocations are primarily based on operating results before income taxes. The accounting policies of the reportable segments are consistent with those described in Note 1 to the financial statements. Intersegment sales and any related profits are eliminated in consolidation. The external net sales of the company's steel operations include sales to non-U.S. companies of $2.5 million and $1.6 million, for the three months ended March 31, 2002 and 2001, respectively. Segment results for the three months ended March 31 are as follows (in thousands):

                                                                 2002         2001
                                                              ----------   ----------
STEEL OPERATIONS
Net sales
  External..................................................  $  146,293   $  141,733
  Other segments............................................      11,182        5,076
Operating income............................................      19,359       18,579
Assets......................................................     915,623      866,693

                              STEEL DYNAMICS, INC.

                                                                 2002         2001
                                                              ----------   ----------
STEEL SCRAP SUBSTITUTE OPERATIONS
Net sales
  External..................................................  $       --   $
  Other segments............................................          --          603
Operating loss..............................................      (2,788)      (3,827)
Assets......................................................     154,245      151,200
ALL OTHER
Net sales
  External..................................................  $   20,610   $   12,353
  Other segments............................................         208           --
Operating loss..............................................      (1,851)      (2,737)
Assets......................................................     172,666      127,867
ELIMINATIONS
Net sales
  External..................................................  $       --   $       --
  Other segments............................................     (11,390)      (5,679)
Operating loss..............................................        (434)        (254)
Assets......................................................     (86,960)     (80,728)
CONSOLIDATED
Net sales...................................................  $  166,903   $  154,086
Operating income............................................      14,286       11,761
Assets......................................................   1,155,574    1,065,032

7.  COMMITMENTS AND CONTINGENCIES

     During 1999, Steel Dynamics, together with a number of investment banks, was sued for recissionary and compensatory damages of $240 million, as well as punitive damages and attorney fees, in various state and federal courts in 9 separate but related lawsuits. The lawsuits were brought by institutional purchasers in a 1998 note offering by certain investment banks on behalf of Nakornthai Strip Mill Public Co. Limited, the owner and operator of a steel mini-mill in Thailand for whom Steel Dynamics agreed to render certain post-offering technical and operational advisory services.

     During the second and third quarters of 2001, the company settled seven of the nine pending lawsuits, and in the first quarter of 2002, the company settled an eighth suit, in each case without any admission of liability and, to the extent of any monetary payments, except for approximately $2.3 million (which was appropriately recorded in the 2001 financial statements), for amounts provided by our insurance carriers and within applicable insurance coverage. The remaining lawsuit was settled May 6, 2002, without any admission of liability.

8.  CONDENSED CONSOLIDATING INFORMATION

     SDI Investment company (SDI Investment) is a 100% owned subsidiary of SDI and was incorporated in 2000. SDI Investment has fully and unconditionally guaranteed all of the indebtedness relating to the issuance of $200.0 million of Senior Notes issued in March 2002 and due 2009. Set forth below are condensed consolidating financial statements of the company, including SDI Investment, as the guarantor. The following condensed consolidating financial statements present the financial position, results of operations and cash flows

                              STEEL DYNAMICS, INC.

of (i) SDI (in each case, reflecting investments in its consolidated subsidiaries under the equity method of accounting, (ii) SDI Investment, as the guarantor, (iii) the non-guarantor subsidiaries of SDI, and (iv) the eliminations necessary to arrive at the information for the company on a consolidated basis. The condensed consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements of the company and the company's Report on Form 10-K for the year ended December 31, 2001.

CONDENSED CONSOLIDATING BALANCE SHEETS (IN THOUSANDS):

AS OF MARCH 31, 2002

                                                               COMBINED      CONSOLIDATING      TOTAL
                                     PARENT     GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                   ----------   ---------   --------------   -------------   ------------
Cash.............................  $   29,793    $   116       $  2,410        $      --      $   32,319
Accounts receivable..............      82,377         --         10,789           (6,838)         86,328
Inventories......................      96,099         --         16,448             (191)        112,356
Other current assets.............      26,029         --            267             (334)         25,962
                                   ----------    -------       --------        ---------      ----------
  Total current assets...........     234,298        116         29,914           (7,363)        256,965
Property, plant and equipment,
  net............................     727,485         --        145,381             (328)        872,538
Other assets.....................     158,026     13,930            602         (146,487)         26,071
                                   ----------    -------       --------        ---------      ----------
  Total assets...................  $1,119,809    $14,046       $175,897        $(154,178)     $1,155,574
                                   ==========    =======       ========        =========      ==========
Accounts payable.................  $   48,855    $     1       $  8,518        $  (6,838)     $   50,536
Accrued expenses.................      27,810         --          2,193               --          30,003
Current maturities of long-term
  debt...........................       2,360         --          6,527              (17)          8,870
                                   ----------    -------       --------        ---------      ----------
  Total current liabilities......      79,025          1         17,238           (6,855)         89,409
Other liabilities................      78,884         --          1,564              (34)         80,414
Long-term debt...................     517,052         --         20,289             (540)        536,801
Minority interest................         627         --             --            4,398           5,025
Common stock.....................         497          1        171,401         (171,402)            497
Treasury stock...................     (28,889)        --             --               --         (28,889)
Additional paid in capital.......     343,197         16             --              (16)        343,197
Retained earnings................     134,165     14,028        (34,595)          20,271         133,869
Other accumulated comprehensive
  loss...........................      (4,749)        --             --               --          (4,749)
                                   ----------    -------       --------        ---------      ----------
  Total stockholders' equity.....     444,221     14,045        136,806         (151,147)        443,925
                                   ----------    -------       --------        ---------      ----------
  Total liabilities and
     stockholders' equity........  $1,119,809    $14,046       $175,897        $(154,178)     $1,155,574
                                   ==========    =======       ========        =========      ==========

                              STEEL DYNAMICS, INC.

                                                               COMBINED      CONSOLIDATING      TOTAL
                                     PARENT     GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                   ----------   ---------   --------------   -------------   ------------
AS OF DECEMBER 31, 2001
Cash.............................  $   77,407    $    83       $    751        $      --      $   78,241
Accounts receivable..............      78,461         --         10,375           (6,957)         81,879
Inventories......................     100,709         --         17,680              (21)        118,368
Other current assets.............      32,973        (16)         1,095             (336)         33,716
                                   ----------    -------       --------        ---------      ----------
  Total current assets...........     289,550         67         29,901           (7,314)        312,204
Property, plant and equipment,
  net............................     703,896         --        148,270             (105)        852,061
Other assets.....................      90,044      7,822          1,405          (83,438)         15,833
                                   ----------    -------       --------        ---------      ----------
  Total assets...................  $1,083,490    $ 7,889       $179,576        $ (90,857)     $1,180,098
                                   ==========    =======       ========        =========      ==========
Accounts payable.................  $   40,081    $     1       $  8,204        $  (6,957)     $   41,329
Accrued expenses.................      28,165         --          2,585               (1)         30,749
Current maturities of long-term
  debt...........................       2,337         --         43,696               --          46,033
                                   ----------    -------       --------        ---------      ----------
  Total current liabilities......      70,583          1         54,485           (6,958)        118,111
Other liabilities................      61,308         --          2,728           20,716          84,752
Long-term debt...................     532,350         --         21,876             (335)        553,891
Minority interest................         639         --             --            4,130           4,769
Common stock.....................         495          1        133,351         (133,352)            495
Treasury stock...................     (46,526)        --             --               --         (46,526)
Additional paid in capital.......     337,733         16             --              (16)        337,733
Retained earnings................     132,264      7,871        (32,864)          24,958         132,229
Other accumulated comprehensive
  loss...........................      (5,356)        --             --               --          (5,356)
                                   ----------    -------       --------        ---------      ----------
  Total stockholders' equity.....     418,610      7,888        100,487         (108,410)        418,575
                                   ----------    -------       --------        ---------      ----------
  Total liabilities and
     stockholders' equity........  $1,083,490    $ 7,889       $179,576        $ (90,857)     $1,180,098
                                   ==========    =======       ========        =========      ==========

                              STEEL DYNAMICS, INC.

CONDENSED CONSOLIDATING BALANCE SHEETS (IN THOUSANDS):

FOR THE THREE MONTHS
ENDED MARCH 31, 2002

                                                              COMBINED      CONSOLIDATING      TOTAL
                                     PARENT    GUARANTOR   NON-GUARANTORS    ADJUSTMENTS    CONSOLIDATED
                                    --------   ---------   --------------   -------------   ------------
Net sales.........................  $157,475   $     --       $ 20,818        $(11,390)       $166,903
Cost of goods sold................   131,014         --         19,735         (11,220)        139,529
                                    --------   --------       --------        --------        --------
  Gross profit....................    26,461         --          1,083            (170)         27,374
Selling, general and
  administration..................    10,551          3          2,269             265          13,088
                                    --------   --------       --------        --------        --------
Operating income (loss)...........    15,910         (3)        (1,186)           (435)         14,286
Interest expense..................     3,381         --            888              (4)          4,265
Other (income) expense............    13,609     (9,489)            (3)             36           4,153
                                    --------   --------       --------        --------        --------
Income (loss) before income taxes,
  equity in net loss of
  subsidiaries and extraordinary
  item............................    (1,080)     9,486         (2,071)           (467)          5,868
Income taxes......................      (325)     3,330           (805)             --           2,200
                                    --------   --------       --------        --------        --------
Income (loss) before extraordinary
  item and net loss of
  subsidiaries....................      (755)     6,156         (1,266)           (467)          3,668
Extraordinary loss on debt
  extinguishment, net of tax
  benefit of $1,216...............     1,564         --            464              --           2,028
Equity in net income of
  subsidiaries....................     4,426         --             --          (4,426)             --
                                    --------   --------       --------        --------        --------
Net income (loss).................  $  2,107   $  6,156       $ (1,730)       $ (4,893)       $  1,640
                                    ========   ========       ========        ========        ========
FOR THE THREE MONTHS ENDED MARCH
31, 2001
Net sales.........................  $146,809   $     --       $ 12,955        $ (5,678)       $154,086
Cost of goods sold................   123,791         --         10,448          (5,716)        128,523
                                    --------   --------       --------        --------        --------
  Gross profit....................    23,018         --          2,507              38          25,563
Selling, general and
  administration..................     8,538         13          5,251              --          13,802
                                    --------   --------       --------        --------        --------
Operating income (loss)...........    14,480        (13)        (2,744)             38          11,761
Interest expense..................     4,628         --            476            (265)          4,839
Other (income) expense............     8,591     (9,059)            --             264            (204)
                                    --------   --------       --------        --------        --------
Income (loss) before income taxes
  and equity in net loss of
  subsidiaries....................     1,261      9,046         (3,220)             39           7,126
Income taxes......................       796      3,175         (1,228)             --           2,743
                                    --------   --------       --------        --------        --------
                                         465      5,871         (1,992)             39           4,383
Equity in net income of
  subsidiaries....................     3,880         --             --          (3,880)             --
                                    --------   --------       --------        --------        --------
Net income (loss).................  $  4,345   $  5,871       $ (1,992)       $ (3,841)       $  4,385
                                    ========   ========       ========        ========        ========

                              STEEL DYNAMICS, INC.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (IN THOUSANDS):

FOR THE THREE MONTHS
ENDED MARCH 31, 2002

                                                                           COMBINED         TOTAL
                                                  PARENT    GUARANTOR   NON-GUARANTORS   CONSOLIDATED
                                                 --------   ---------   --------------   ------------
Net cash provided by operations................  $ 31,273   $     33       $  1,183        $ 32,489
Net cash provided by (used in) investing
  activities...................................   (35,037)        --          1,278         (33,759)
Net cash used in financing activities..........   (43,850)        --           (802)        (44,652)
                                                 --------   --------       --------        --------
Increase (decrease) in cash and cash
  equivalents..................................   (47,614)        33          1,659         (45,922)
Cash and cash equivalents at beginning of
  year.........................................    77,407         83            751          78,241
                                                 --------   --------       --------        --------
Cash and cash equivalents at end of year.......  $ 29,793   $    116       $  2,410        $ 32,319
                                                 ========   ========       ========        ========
FOR THE THREE MONTHS
ENDED MARCH 31, 2001
Net cash provided by (used in) operations......  $ (7,338)  $ 33,418       $ (8,116)       $ 17,964
Net cash used in investing activities..........    (6,551)        --         (3,802)        (10,353)
Net cash provided by (used in) financing
  activities...................................    10,217    (33,440)        10,948         (12,275)
                                                 --------   --------       --------        --------
Decrease in cash and cash equivalents..........    (3,672)       (22)          (970)         (4,664)
Cash and cash equivalents at beginning of
  year.........................................     8,924         40          1,220          10,184
                                                 --------   --------       --------        --------
Cash and cash equivalents at end of year.......  $  5,252   $     18       $    250        $  5,520
                                                 ========   ========       ========        ========

                          [STEEL DYNAMICS, INC. LOGO]

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for NASDAQ National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

SEC registration fee........................................  $16,100
NASD filing fee.............................................   18,000
NASDAQ listing fee..........................................   22,500
Printing and engraving expenses.............................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Transfer agent and registrar fees...........................        *
Miscellaneous...............................................        *
                                                              -------
Total.......................................................  $     *
                                                              =======

---------------

* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Chapter 37 of the Indiana Business Corporation Law, Article IX of our Amended and Restated Articles of Incorporation provides that we shall indemnify a director or officer against liability, including expenses and costs of defense, incurred in any proceeding, if that individual was made a party to the proceeding because the individual is or was a director or officer, or, at our request, was serving as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether or not for profit, so long as the individual's conduct was in good faith and with the reasonably belief, in connection with the individual's "official capacity," that the conduct was in our beset interests, or, in all other cases, that the conduct was at least not opposed to our best interests. In the case of any criminal proceeding, the duty to indemnify applies so long as the individual either had reasonable cause to believe that the conduct was lawful, or had no reasonable cause to believe that the conduct was unlawful. Conduct with respect to an employee benefit plan in connection with a matter the individual believed to be in the best interests of the participants in and beneficiaries of the plan is deemed conduct that satisfies the indemnification standard that the individual reasonably believed that the conduct was at least not opposed to our best interests.

     We may advance or reimburse for reasonable expenses incurred by a person entitled to indemnification, in advance of final disposition, if the individual furnishes us with a written affirmation of his or her good faith belief that the applicable standard of conduct was observed, accompanied by a written undertaking to repay the advance if it is ultimately determined that the applicable standards were not met.

     In all cases, whether in connection with advancement of expenses during a proceeding, or afterward, we may not grant indemnification unless authorized in the specific case after a determination has been made that indemnification is permissible under the circumstances. The determination may be made either by our board of directors, by majority vote of a quorum consisting of directors not at the time parties to the proceeding, or, if a quorum cannot be so obtained, then by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding. Alternatively, the determination can be made by special legal counsel selected by the board of directors or the committee, or by the stockholders, excluding shares owned by or voted under the control of persons who are at the time parties to the proceeding. In the event that a person seeking indemnification believes that it has not been properly provided that person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. In such a proceeding, a court is empowered to grant indemnification if it determines that the person is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the person met the standard of conduct for indemnification.

     We may purchase and maintain insurance on behalf of our directors, officers, employees or agents, insuring against liability arising from his or her status as a director, officer, employee, or agent, whether or not we would have the power to indemnify the individual against the same liability under
Article IX.

     Article IX does not preclude us from providing indemnification in any other manner.

     The indemnification provisions set forth in Article IX of the Amended and Restated Articles of Incorporation, as well as the authority vested in our board of directors by Chapter 37 of the Business Corporation Law to grant indemnification beyond that which is described in Article IX, may be sufficiently broad to provide indemnification of our directors and officers for liabilities arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     We have obtained liability insurance for the benefit of our directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as our officers or directors, or any of our subsidiaries, due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

     The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) Exhibits


EXHIBIT
  NO.                       DESCRIPTION OF EXHIBIT
-------                     ----------------------
 1.1*    Form of Underwriting Agreement.
 4.1     Specimen stock certificate (incorporated by reference to the identically numbered exhibit in the Company's Registration
         Statement on Form 8-A, SEC File No. 96661016, filed November
         13, 1996).
 5.1     Opinion of Barrett & McNagny LLP.
10.31    Registration Agreement, dated as of June 30, 1994, by and
         among Steel Dynamics Holdings, Inc. and the Stockholders
         named therein (incorporated by reference to the identically numbered exhibit in the Company's Registration Statement on
         Form S-1, SEC File No. 333-12521, filed September 23, 1996).
10.32    Amendment No. 1 to Registration Agreement (incorporated by reference to the identically numbered exhibit in the
         Company's Registration Statement on Form S-1, SEC File No.
         333-12521, filed September 23, 1996).
10.33    Amendment No. 2 to Registration Agreement (incorporated by reference to the identically numbered exhibit in the
         Company's Registration Statement on Form S-1, SEC File No.
         333-12521, filed September 23, 1996).

EXHIBIT
  NO.                       DESCRIPTION OF EXHIBIT
-------                     ----------------------
10.34    Amendment No. 3 to Registration Agreement (incorporated by reference to the identically numbered exhibit in the
         Company's Registration Statement on Form S-1, SEC File No.
         333-12521, filed September 23, 1996).
23.1     Consent of Barrett & McNagny LLP (included in Exhibit 5.1).
23.2     Consent of independent auditors.
24.1     Power of attorney (included on the signature page to the
         registration statement).

---------------

     * Previously filed


     (b) Financial Statement Schedules

     Schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this Registration Statement.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 29, 2002.


                                          STEEL DYNAMICS, INC.

                                          By:   /s/ TRACY L. SHELLABARGER
                                            ------------------------------------
                                                   Tracy L. Shellabarger
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 29th day of July, 2002.



                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----

*                                                    President, Chief Executive Officer   July 29, 2002
---------------------------------------------------            and a Director
Keith E. Busse


             /s/ TRACY L. SHELLABARGER                  Vice President of Finance and     July 29, 2002
---------------------------------------------------     Chief Financial Officer and a
               Tracy L. Shellabarger                              Director
                                                       (chief accounting and financial
                                                                  officer)


*                                                                 Director                July 29, 2002
---------------------------------------------------
Mark D. Millett


*                                                                 Director                July 29, 2002
---------------------------------------------------
Richard P. Teets, Jr.


*                                                                 Director                July 29, 2002
---------------------------------------------------
John C. Bates


*                                                                 Director                July 29, 2002
---------------------------------------------------
Dr. Jurgen Kolb


*                                                                 Director                July 29, 2002
---------------------------------------------------
Joseph D. Ruffolo


*                                                                 Director                July 29, 2002
---------------------------------------------------
Richard J. Freeland


*                                                                 Director                July 29, 2002
---------------------------------------------------
James E. Kelley


          *By: /s/ TRACY L. SHELLABARGER
   ---------------------------------------------
             Tracy L. Shellabarger, as
                 Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             EXHIBITS
-------                            --------
 1.1*    Form of Underwriting Agreement.
 4.1     Specimen stock certificate (incorporated by reference to the identically numbered exhibit in the Company's Registration
         Statement on Form 8-A, SEC File No. 96661016, filed November
         13, 1996).
 5.1     Opinion of Barrett & McNagny LLP.
10.31    Registration Agreement, dated as of June 30, 1994, by and
         among Steel Dynamics Holdings, Inc. and the Stockholders
         named therein (incorporated by reference to the identically numbered exhibit in the Company's Registration Statement on
         Form S-1, SEC File No. 333-12521, filed September 23, 1996).
10.32    Amendment No. 1 to Registration Agreement (incorporated by reference to the identically numbered exhibit in the
         Company's Registration Statement on Form S-1, SEC File No.
         333-12521, filed September 23, 1996).
10.33    Amendment No. 2 to Registration Agreement (incorporated by reference to the identically numbered exhibit in the
         Company's Registration Statement on Form S-1, SEC File No.
         333-12521, filed September 23, 1996).
10.34    Amendment No. 3 to Registration Agreement (incorporated by reference to the identically numbered exhibit in the
         Company's Registration Statement on Form S-1, SEC File No.
         333-12521, filed September 23, 1996).
23.1     Consent of Barrett & McNagny LLP (included in Exhibit 5.1).
23.2     Consent of independent auditors.
24.1     Power of attorney (included on the signature page to the
         registration statement).


---------------

     * Previously filed